NOTICE OF ANNUAL MEETING OF GAP INC. SHAREHOLDERS

PROXY STATEMENT

May 21, 2019
San Francisco, California

Gap Inc.

Gap Inc.

NOTICE OF ANNUAL MEETING OF **SHAREHOLDERS**

DATE AND TIME

Tuesday, May 21, 2019
10:00 a.m., San Francisco Time

PLACE

Gap Inc. Headquarters
Two Folsom Street
San Francisco, California 94105

RECORD DATE

You must have been a shareholder of record at the close of business
on March 25, 2019 to vote at the Annual Meeting.

WEBCAST

You may listen to our Annual Meeting by webcast at www.gapinc.com (follow the Investors, Webcasts links). The webcast will be recorded and available for replay on www.gapinc.com for at least 30 days following the Annual Meeting.

ITEMS OF BUSINESS

- Elect to the Board of Directors the twelve nominees named in the attached Proxy Statement;
- Ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending on February 1, 2020;
- Hold an advisory vote to approve the overall compensation of the named executive officers;
- Approve the amendment and restatement of the The Gap, Inc. 2016 Long-Term Incentive Plan; and
- Transact such other business as may properly come before the meeting.

INTERNET AVAILABILITY

In accordance with U.S. Securities and Exchange Commission rules, we are using the Internet as our primary means of furnishing our proxy materials to most of our shareholders. Rather than sending those shareholders a paper copy of our proxy materials, we are sending them a notice with instructions for accessing the materials and voting via the Internet. We believe this method of distribution makes the proxy distribution process more efficient, less costly and limits our impact on the environment. This Proxy Statement and our 2018 Annual Report to Shareholders are available at: www.gapinc.com (follow the Investors, Annual Reports & Proxy links).

PROXY VOTING

Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. As an alternative to voting in person at the Annual Meeting, you may vote via the Internet, by telephone or, if you receive a paper proxy card in the mail, by mailing the completed proxy card.

ADMISSION TO THE ANNUAL MEETING

You are entitled to attend the Annual Meeting only if you were a Gap Inc. shareholder as of the close of business on March 25, 2019 or you hold a valid proxy for the Annual Meeting. **Photo identification is required for admittance. In addition, if you are not a shareholder of record but hold shares through a broker, bank, trustee or nominee (i.e., in street name), you will be required to provide proof of beneficial ownership as of the Record Date.** Proof of beneficial ownership can take the form of your most recent account statement prior to the Record Date, a copy of the voting instruction card provided by your broker, bank, trustee or nominee, a copy of the Notice of Internet Availability of Proxy Materials if one was mailed to you, or similar evidence of ownership.

By Order of the Board of Directors,



Julie Gruber
Corporate Secretary
April 9, 2019

PROXY SUMMARY

References in this Proxy Statement to "Gap Inc.," "the Company," "we," "us," and "our" refer to The Gap, Inc.

These proxy materials are being delivered in connection with the solicitation of proxies by the Board of Directors of The Gap, Inc. for use at our Annual Meeting of Shareholders to be held on May 21, 2019, at 10:00 a.m., San Francisco Time, at Gap Inc. Headquarters, Two Folsom Street, San Francisco, California 94105 and at any adjournment or postponement thereof (the "Annual Meeting").

On or about April 9, 2019, we commenced distribution of this Proxy Statement and the form of proxy to our shareholders entitled to vote at the Annual Meeting.

AGENDA

Items of Business	Management Recommendation	Page No.
Elect to the Board of Directors the twelve nominees named in this Proxy Statement.	The Board recommends you vote **"FOR"** each of the twelve nominees.	Page 5
Ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending on February 1, 2020.	The Board recommends you vote **"FOR"** the selection of the independent registered public accounting firm.	Page 17
Hold an advisory vote to approve the overall compensation of the named executive officers.	The Board recommends you vote **"FOR"** the approval of the overall compensation of the Company's named executive officers.	Page 20
Approve the amendment and restatement of The Gap, Inc. 2016 Long-Term Incentive Plan.	The Board recommends you vote **"FOR"** the approval of the amendment and restatement of The Gap, Inc. 2016 Long-Term Incentive Plan.	Page 51

VOTING SHARES

The holders of common stock at the close of business on March 25, 2019 (the "Record Date") are entitled to one vote per share on each matter voted upon at the Annual Meeting or any adjournment or postponement thereof. As of the Record Date, there were 379,014,042 shares of common stock outstanding.

You may vote your shares by:



By Internet

www.proxyvote.com



By Mail

Sign and return a proxy card (for shareholders of record) or voting instruction card (for beneficial owners of shares)



By Phone

1-800-690-6903



In Person

At the meeting: May 21, 2019, 10:00 a.m. San Francisco Time
Gap Inc. Headquarters
Two Folsom Street
San Francisco, California 94105

If you vote by Internet or by phone, you will need to have a proxy card or voting instruction card, or the Notice of Internet Availability, in hand when you access the voting website or call to vote by phone. And if you vote by Internet or phone, you do not need to return anything by mail. Specific voting instructions are found on the proxy card, voting instruction card, or the Notice of Internet Availability of Proxy Materials.

TABLE OF **CONTENTS**

PROPOSALS REQUIRING YOUR VOTE

5   Proposal No. 1 — Election of Directors

    5   Nominees for Election as Directors

    9   Corporate Governance

    11   Policies and Procedures with Respect to Related Party Transactions

    15   Compensation of Directors

17   Proposal No. 2 — Ratification of Selection of Independent Registered Public Accounting Firm

    18   Principal Accounting Firm Fees

    18   Rotation

    19   Report of the Audit and Finance Committee

20   Proposal No. 3 — Advisory Vote on the Overall Compensation of The Gap, Inc.'s Named Executive Officers

EXECUTIVE COMPENSATION AND RELATED INFORMATION

    21   Compensation Discussion and Analysis

    37   Compensation Committee Report

    38   Summary Compensation Table

    41   Grants of Plan-Based Awards

    43   Outstanding Equity Awards at Fiscal Year-End

    46   Option Exercises and Stock Vested

    46   Nonqualified Deferred Compensation

    47   Relationship Between CEO and Median Employee Annual Total Compensation

    48   Potential Payments Upon Termination

    50   Equity Compensation Plan Information

51   Proposal No. 4 — Amendment and Restatement of The Gap, Inc.'s 2016 Long-Term Incentive Plan

    51   Reasons to Approve the Amended 2016 Plan

    54   Material Features of the Amended 2016 Plan

    60   New Plan Benefits

    61   Historical Plan Benefits

BENEFICIAL OWNERSHIP OF SHARES

    64   Beneficial Ownership Table

    66   Section 16(a) Beneficial Ownership Reporting Compliance

OTHER INFORMATION

    67   Questions and Answers about the Annual Meeting and Voting

PROPOSALS REQUIRING YOUR VOTE

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

Nominees for Election as Directors

ELECTION PROCESS

Directors will be elected at the Annual Meeting to serve until the next Annual Meeting and until their successors are elected. The Governance and Sustainability Committee of the Board of Directors has nominated the persons whose names are set forth below, all of whom are current directors.

DIRECTOR NOMINATIONS

The Board of Directors has no reason to believe that any of the nominees will be unable to serve. However, if any nominee should for any reason be unavailable to serve, the Board of Directors may reduce the number of directors fixed in accordance with our Bylaws, or the proxies may be voted for the election of such other person to the office of director as the Board of Directors may recommend in place of the nominee. Set forth below is certain information concerning the nominees, including age, experience, qualifications and principal occupation during at least the last five years, based on data furnished by each nominee.

 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "**FOR**" THE ELECTION OF EACH OF THE FOLLOWING NOMINEES.

Amy Bohutinsky



Age: 44
Director since 2018

Committee Membership: None

Chief Operating Officer of Zillow Group, Inc., an online real estate database company, August 2015-January 2019. Chief Marketing Officer, Zillow Group, Inc., February 2011-August 2015. Director of Zillow Group, Inc.

As an experienced leader and brand builder, Ms. Bohutinsky brings extensive strategic and operational expertise in multi-brand strategy, marketing, investor relations, communications, digital, consumer products, facilities, and human resources and talent management.

John J. Fisher



Age: 57
Director since 2018

Committee Membership: None

Executive Vice Chairman of Pisces, Inc., an investment group, since June 2016. President of Pisces, Inc., October 1992-June 2016.

Mr. Fisher brings extensive financial acumen, as well as executive leadership and risk management experience. In addition, he possesses deep retail industry and consumer product expertise having managed investments in a vast array of consumer goods and services companies.

Robert J. Fisher



Age: 64
Director since 1990.

Committee Membership:
Governance &
Sustainability (Chair)

Non-executive Chairman of the Board since February 2015. Managing Director, Pisces, Inc., an investment group, since 2010. Interim President and Chief Executive Officer of Gap Inc., January 2007-August 2007. Non-executive Chairman of Gap Inc., 2004-August 2007. Executive of Gap Inc., 1992-1999. Various positions with Gap Inc., 1980-1992. Former director of Sun Microsystems, Inc., 1995-2006.

Mr. Fisher has vast retail business experience specific to Gap Inc. and its global operations, as a result of his many years serving in a variety of high-level Gap Inc. positions. His previous leadership and oversight roles at the Company provide him with a deep understanding and unique insight into our organizational and operational structure. Mr. Fisher brings strong leadership to the Board based on perspective gained from his management roles and experience as a key member of the founding family and significant shareholder.

William S. Fisher



Age: 61
Director since 2009.

Committee Membership:
None

Founder and Chief Executive Officer of Manzanita Capital Limited, a private equity fund, since 2001. Executive Vice Chairman of Pisces, Inc., an investment group, since June 2016. Various positions with Gap Inc., 1986-1998.

Mr. Fisher brings extensive global retail and business experience to the Board as a result of his many years serving in a variety of high-level positions across Gap Inc., including President of the International Division. In addition, as a director on the boards of a number of private retail companies, including Space NK and Diptyque, he brings extensive knowledge of the global retail industry and risk oversight expertise.

Tracy Gardner



Age: 55
Director since 2015.

Committee
Membership: Audit &
Finance

Principal of Tracy Gardner Consultancy, since 2010. Chief Executive Officer of dELiA*s Inc., an omni-channel retail company primarily marketing to teenage girls, 2013- 2014. dELiA*s Inc. filed voluntary petitions for relief under Chapter 11 in December 2014. Former executive of J. Crew Group, Inc., 2004-2010. Various positions with Gap Inc., 1999-2004. Former director of Lands' End, 2014-2015.

With over 30 years of experience, Ms. Gardner is a retail industry veteran who brings deep product and operational expertise, and vast experience as an operator, merchant, creative director and leader in growing multi-channel brands. In addition, her experience as a former senior executive within Gap Inc., and more recently as an advisor to Gap brand, provides Ms. Gardner with an in-depth understanding of the Company's global business structure and operations.

Isabella D. Goren



Age: 58
Director since 2011.

Committee
Membership: Audit &
Finance

Chief Financial Officer of AMR Corporation and American Airlines, Inc., 2010-2013. AMR Corporation and American Airlines, Inc. successfully completed a reorganization under Chapter 11 in 2013, for which a voluntary petition was filed in 2011. Senior Vice President of Customer Relationship Marketing of American Airlines, 2006-2010. Various positions with AMR Corporation and American Airlines, Inc., 1986-2006, including President of AMR Services, previously a subsidiary of AMR, 1996-1998. Director of LyondellBasell Industries N.V. and MassMutual Financial Group.

Ms. Goren has broad experience in a number of key corporate functions, including finance, marketing, human resources and international operations. She brings extensive expertise in leadership of complex business functions, customer loyalty programs and online marketing, talent development, financial functions, and global operations and strategies.

Bob L. Martin



Age: 70
Director since 2002.

Committee Membership: Compensation & Management Development (Chair); Governance & Sustainability

Lead Independent Director from 2003 to 2015. Operating Partner of Stephens Group, Inc., a private equity group, since 2003. Chief Executive Officer (part-time) of Mcon Management Services, Ltd., a consulting company, since 2002. Independent Consultant, 1999-2002. President and Chief Executive Officer of Wal-Mart International, a division of Wal-Mart Stores, Inc., 1984-1999. Director of Conn's Inc. Former director of Dillard's, Inc., 2003-2004, Edgewater Technology, Inc., 1999-2005, Furniture Brands International, Inc., 2003-2010, Guitar Center, 2004-2007, Sabre Holdings Corporation, 1997-2007, and SolarWinds, Inc., 2009-2010.

Mr. Martin is a retail industry veteran with over 35 years of work experience. As the former chief executive officer of Wal-Mart International, during which he ran operations in 12 countries across four continents, Mr. Martin brings extensive global governance and executive management experience, as well as a vast knowledge of international consumer brands and markets. As the former executive vice president and chief information officer for Wal-Mart Stores, Inc., Mr. Martin also has extensive insight into the areas of information technology and supply chain capabilities and strategies specific to a global retail company.

Jorge P. Montoya



Age: 72
Director since 2004.

Committee Membership: Audit & Finance

President, Global Snacks & Beverages, and President, Latin America, of The Proctor & Gamble Company, a consumer products company, 1999-2004. Director of The Kroger Co. Former director of Rohm & Haas Company, 1996-2007.

With over 30 years of leadership at large consumer products companies, including The Proctor & Gamble Company, Mr. Montoya possesses a deep knowledge of Hispanic markets, as well as extensive experience in management, international growth, consumer products, and marketing.

Chris O'Neill



Age: 46
Director since 2018.

Committee Membership: Compensation & Management Development

Chairman, President and Chief Executive Officer of Evernote Corporation, a global cloud-based technology company, September 2016-October 2018. President and Chief Executive Officer, Evernote Corporation, July 2015-September 2016. Various positions with Google Inc., 2005-2015, including Managing Director, Google Canada, September 2010-May 2014, and Head of Global Business Operations, Google [x], May 2014-July 2015.

Mr. O'Neill's experience as Chairman, President and Chief Executive Officer of Evernote Corporation, and decade-long experience at Google Inc., provides him with extensive expertise in leading high-growth, innovative companies and understanding the strategic role technology plays in business.

Arthur Peck



Age: 63
Director since 2015.

Committee Membership: None

President and Chief Executive Officer of Gap Inc. since February 2015. President, Growth, Innovation and Digital division of Gap Inc., November 2012 to January 2015. President, Gap North America, February 2011 to November 2012. Executive Vice President of Strategy and Operations of Gap Inc., May 2005 to February 2011. President, Gap Inc. Outlet, October 2008 to February 2011. Acting President, Gap Inc. Outlet, February 2008 to October 2008. Senior Vice President of The Boston Consulting Group, a business consulting firm, 1982 to 2005.

As a result of his service as Gap Inc.'s Chief Executive Officer, as well as his service in other senior positions at Gap Inc. and his experience as a Senior Vice President of The Boston Consulting Group, Mr. Peck has extensive risk oversight, management, talent development, and leadership experience, as well as a deep knowledge of the complex technological, financial, and operational issues facing global retail companies.

Lexi Reese



Age: 44
Director since 2018

Committee
Membership: None

Chief Operating Officer of Gusto, a cloud-based payroll, benefits, and human resources management solutions company, since September 2015. Vice President, Programmatic Sales and Strategy, Google, Inc., October 2011-September 2015.

Ms. Reese possesses over fifteen years of technology and operations management experience related to using data to drive profitable market share growth. In addition, she brings extensive leadership and change management expertise leading cross-functional operations, including marketing, sales, and customer experience.

Mayo A. Shattuck III



Age: 64
Director since 2002.

Committee
Membership: Audit &
Finance (Chair);
Governance &
Sustainability

Non-Executive Chairman of Exelon Corporation, an energy company, since 2013. Executive Chairman of Exelon Corporation, 2012-2013. Chairman, Chief Executive Officer, and President of Constellation Energy Group, 2002-2012. Chief Executive Officer and President of Constellation Energy Group, 2001-2002. Director of Capital One Financial Corporation and Alarm.com Holdings, Inc.

With his experience on the boards of directors of two other public companies, as the former chief executive officer of an investment bank and Constellation Energy Group and as non-executive Chairman of Exelon Corporation, Mr. Shattuck brings extensive expertise in risk oversight, financial literacy and reporting, corporate governance, and compliance, as well as leadership experience.

John J. Fisher, Robert J. Fisher, and William S. Fisher are brothers. Information concerning our executive officers who are not also directors is set forth in our Annual Report on Form 10-K for the fiscal year ended February 2, 2019.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that the following directors are independent under the New York Stock Exchange ("NYSE") rules and have no direct or indirect material relationships with the Company:

Amy Bohutinsky	Tracy Gardner	Jorge P. Montoya
John J. Fisher	Brian Goldner*	Chris O'Neill
Robert J. Fisher	Isabella D. Goren	Lexi Reese
William S. Fisher	Bob L. Martin	Mayo A. Shattuck III

*Mr. Goldner is not standing for reelection.

In particular, the Board has determined that none of these directors has relationships that would cause them not to be independent under the specific criteria of Section 303A.02 of the NYSE Listed Company Manual. In making this determination with respect to John, Robert and William Fisher, the Board considered the following factors: (i) with the exception of Robert Fisher's brief period of service during 2007 as Interim President and Chief Executive Officer ("CEO") of the Company during a CEO transition, neither John, Robert nor William Fisher has served as an officer of the Company in over 15 years; and (ii) NYSE guidance indicates that ownership of even a significant amount of stock does not preclude a finding of independence. After consideration of these factors, the Board concluded that there is no material relationship between the Company and John, Robert and William Fisher that would impact their independence under NYSE rules.

Corporate Governance

CORPORATE GOVERNANCE GUIDELINES

We have adopted Corporate Governance Guidelines that outline, among other matters, the role and functions of the Board, the responsibilities of the various Board committees, and the procedures for reporting concerns to the Board.

 Our **Corporate Governance Guidelines** are available at www.gapinc.com (follow the Investors, Governance, Corporate Governance Guidelines links).

ADDITIONAL CORPORATE GOVERNANCE INFORMATION

If you would like further information regarding our corporate governance practices, please visit the Governance and Corporate Compliance sections of www.gapinc.com (follow the Investors link). Those sections include:

- Our Corporate Governance Guidelines (available in print on request to our Corporate Secretary);
- Our Code of Business Conduct (available in print on request to our Corporate Secretary);
- Our Committee Charters;
- Our Certificate of Incorporation;
- Our Bylaws;
- A method for interested parties to send direct communications to our Board of Directors (through our Chairman and Corporate Secretary) by email to board@gap.com; and
- Methods for employees and others to report suspected violations of our Code of Business Conduct ("COBC"), including accounting or auditing concerns, directly to our Global Integrity team by confidential email to global_integrity@gap.com, through our COBC Hotline (866) GAP-CODE or online at speakup.gapinc.com. Callers from outside North America must dial their country's AT&T Direct Access Code, which can be found at speakup.gapinc.com. COBC Hotline calls are answered by a live operator 24 hours a day/7 days a week by an outside company, and are free and confidential and may be made anonymously. Accounting, auditing, and other significant concerns are escalated by the Global Integrity team, as appropriate, including to the Audit and Finance Committee, as required.

RISK OVERSIGHT

BOARD OVERSIGHT OF RISK

The Board has an active role in overseeing the management of the Company's risks. Annually, the Company's Internal Audit department performs a comprehensive enterprise risk assessment encompassing a number of significant areas of risk identified using a risk framework, including strategic, operational, compliance, financial, and reputational risks. The Company has established a Risk Committee, which includes the heads of Finance, Legal, Strategy, Human Resources, Supply Chain, and Internal Audit, as well as a brand president. The Risk Committee is responsible for overseeing the assessment process designed to gather data regarding key enterprise risks that could impact the Company's ability to achieve its objectives and execute its strategies. Primary assessment methods include interviews (either in-person or via the use of technology-enabled collaboration sessions) and surveys with employees, key executives and Board members, review of critical Company strategies and initiatives, regulatory changes and monitoring of emerging industry trends and issues. The assessment results are reviewed by the CEO and the Risk Committee, and are presented to the Board to facilitate discussion of high risk areas. The results provide the foundation for the annual Internal Audit plan, management's monitoring and risk mitigation efforts, and ongoing Board oversight. The Risk Committee meets periodically to monitor key enterprise risks and review and adjust the risk mitigation plans accordingly. In addition, on a regular basis, management communicates with the Board, both formally and informally, about key initiatives, strategies and industry developments, in part to assess and manage the potential risks.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Audit and Finance Committee focuses on financial and compliance risks, and oversees the data privacy and cybersecurity programs, and the Compensation and Management Development Committee sets employee incentives with the goal of encouraging an appropriate level of risk-taking, consistent with the Company's business strategies.

COMPENSATION RISK ASSESSMENT

On an annual basis, management conducts a comprehensive overall review of each of the Company's compensation policies and practices for the purpose of determining whether any risks arising from those policies and practices are reasonably likely to have a material adverse effect on the Company. As a part of this review, each of the Company's compensation policies and practices were compared to a number of specific factors that could potentially increase risk, including the specific factors that the SEC has identified as potentially triggering disclosure. The Company balanced these factors against a variety of mitigating factors. Examples of some of the mitigating factors are:

- Compensation policies and practices are structured similarly across business units;
- The risk of declines in performance in our largest business units is well understood and managed;
- Incentive compensation expense is not a significant percentage of any unit's revenues;
- For executives, a significant portion of variable pay is delivered through long-term incentives, which carry vesting schedules over multiple years;
- A mix of compensation vehicles and performance measures is used;
- Stock ownership requirements for executives are in place;
- Significant incentive plans are capped at all levels;
- Threshold levels of performance must be achieved for the bulk of variable pay opportunities; and
- A clawback policy with respect to financial restatements is in place.

Management's assessment was also presented to the Company's Chief Compliance Officer and the Chair of the Board's Compensation and Management Development Committee. As a result of management's review, the Company determined that any risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

COMMUNICATION WITH DIRECTORS

 Interested parties can send direct communications to our Board of Directors (through our Chairman and Corporate Secretary) by email to: board@gap.com.

CODE OF BUSINESS CONDUCT

Our Code of Business Conduct is designed to promote a responsible and ethical work environment for all Gap Inc. employees and directors. The Code contains guidelines on conflicts of interest, legal compliance, Company information and assets, and political contributions and activities.

 Our **Code of Business Conduct** is available at www.gapinc.com (follow the Investors, Corporate Compliance, Code of Business Conduct links).

POLICIES AND PROCEDURES WITH RESPECT TO RELATED PARTY TRANSACTIONS

The Board is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. The Compensation and Management Development Committee's charter requires that the members of that Committee, all of whom are independent directors, approve all of the Company's executive compensation policies and programs and all compensation awarded to executive officers. The Audit and Finance Committee's charter requires that the members of the Audit and Finance Committee, all of whom are independent directors, review and approve transactions with the Company involving management and/or members of the Board of Directors that are not otherwise subject to the approval of the Compensation and Management Development Committee and would require disclosure under SEC rules. In the event a transaction involves a committee member, that member will recuse him or herself from the approval of the transaction.

In addition, the Audit and Finance Committee oversees the Company's Corporate Compliance Program, which includes procedures for the (i) receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and (ii) confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters and other matters under the Company's Code of Business Conduct.

BOARD LEADERSHIP STRUCTURE AND SUCCESSION

Our Amended and Restated Bylaws provide that our Chairman of the Board shall not be an officer or employee of the Company. Robert Fisher, an independent director, has served as our Chairman of the Board since February 2015.

We believe in the importance of independent oversight. We ensure that this oversight is truly independent and effective through a variety of means, including:

- We have separated the positions of CEO and Chairman of the Board. We believe this provides the most appropriate leadership structure at this time. Our CEO is responsible for day-to-day leadership and for setting the strategic direction of the Company, while the Chairman of the Board presides over Board meetings, including non-management and independent director sessions, and shareholder meetings.
- Our Corporate Governance Guidelines provide that at least two-thirds of our directors should be independent. Currently, all of our directors other than Mr. Peck are independent.
- Our Corporate Governance Guidelines provide that in the event that the Chairman of the Board is not an independent director, the Board shall designate an independent director to serve as Lead Independent Director.
- At each regularly scheduled Board meeting, all non-management directors are typically scheduled to meet in an executive session without the presence of any management directors.
- At least annually, the independent directors meet in executive session.
- The charters for each of our standing committees of the Board described below (Governance and Sustainability, Audit and Finance, and Compensation and Management Development) require that all of the members of those committees be independent.

GOVERNANCE AND SUSTAINABILITY COMMITTEE

The Board's Governance and Sustainability Committee is composed solely of independent directors.

This Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the Company's corporate governance matters, including the development of corporate governance guidelines, annual evaluation of the Board, its committees and individual directors, identification and selection of director nominees, oversight of the Company's programs, policies and practices relating to social and environmental issues, impacts and strategies, and such other duties as directed by the Board of Directors.

 The Committee's charter is available at www.gapinc.com (follow the Investors, Governance, Governance and Sustainability Committee Charter links).

NOMINATION OF DIRECTORS

The Governance and Sustainability Committee has the responsibility to identify, evaluate, and recommend qualified candidates to the Board. The Chairman, CEO, and at least two independent directors interview any qualified candidates prior to nomination. Other directors and members of management interview each candidate as requested by the Chairman, CEO, or chair of the Committee. Mr. Fisher was identified as a potential candidate by the Board. Ms. Bohutinsky and Ms. Reese were identified as potential candidates by a third-party search firm.

The Committee identifies desired attributes and experience – classifying those that are prioritized and mandatory versus those that are ideal but not mandatory – and engages third-party search firms as independent consultants to identify potential director nominees based on these criteria and a needs assessment. The Committee, in collaboration with the consultant, may develop targeted search specifications. These consultants have assisted the Committee in identifying a diverse pool of qualified candidates and in evaluating and pursuing individual candidates at the direction of the Committee.

The Committee will also consider director nominees recommended by shareholders. Our Bylaws provide that a shareholder may propose director nominations at the meeting of shareholders in 2020 by giving written notice to our Corporate Secretary by no later than the close of business (San Francisco Time) on February 21, 2020, and no earlier than January 22, 2020 (i.e., not less than 90 days nor more than 120 days prior to the first anniversary of the date of our 2019 Annual Meeting). The notice must contain information required by our Bylaws about the identity and background of each nominee and the shareholder making the nomination, including interests in derivative securities or arrangements with persons holding derivative securities, relationships or arrangements between the nominee and the shareholder making the nomination, and information that would enable the Board to determine a nominee's eligibility to serve as an independent director. The notice also must contain other information that must be disclosed in proxy solicitations for election of directors under the proxy rules of the SEC (including information regarding the director nominee's experience, qualifications, attributes and/or skills), the nominee's consent to the nomination and to serve if elected, and certain other information required by our Bylaws. If a shareholder fails to submit the notice by February 21, 2020, then the proposed nominee(s) of the shareholder will not be considered at our Annual Meeting in 2020 in accordance with our Bylaws. Notifications must be addressed to our Corporate Secretary at Gap Inc., Two Folsom Street, San Francisco, California 94105.

 A copy of the full text of the Bylaw provisions relating to our advance notice procedure may be obtained at www.gapinc.com (follow the Investors, Governance links) or by any shareholder on request by writing to our Corporate Secretary at the above address.

QUALIFICATIONS AND DIVERSITY OF BOARD MEMBERS

All director nominees must possess certain core competencies, some of which include experience in retail, consumer products, international business/markets, real estate, store operations, logistics, product design, merchandising, marketing, general operations, strategy, human resources, technology, media or public relations, finance or accounting, or experience as a CEO or CFO. In addition to having one or more of these core competencies, director nominees are identified and considered based on knowledge, experience, integrity, leadership, reputation, background, viewpoint, qualifications, gender, race/ethnicity, personal characteristics, and ability to understand the Company's business, as well as their integrity, inclination to engage and intellectual approach. The Board believes that varying tenures and backgrounds create a balance between directors with a deeper knowledge of the Company's business, operations and history, and directors who bring new and fresh perspectives, and that this overall tenure, professional, personal, gender, and racial/ethnic diversity is important to the effectiveness of the Board's oversight of the Company. Accordingly, diversity is a factor that is considered in the identification and recommendation of potential director candidates. In this regard, of the twelve nominees for director, four are women and one is ethnically diverse. In addition, all director nominees are pre-screened to ensure that each candidate has qualifications and experience that complement the overall core competencies of the Board. The screening process also includes conducting a background evaluation and an independence determination. The Board believes that its criteria for selecting board nominees are effective in promoting overall diversity.

EVALUATION OF DIRECTORS

The Governance and Sustainability Committee is responsible for overseeing a formal evaluation process to assess the composition and performance of the Board, each committee, and each individual director on an annual basis. The assessment is conducted to identify opportunities for improvement and skill set needs, as well as to ensure that the Board, committees, and individual members have the appropriate blend of diverse experiences and backgrounds, and are effective and productive. As part of the process, each member completes a survey, or participates in an interview or other method the Committee utilizes to seek feedback. While results are aggregated and summarized for discussion purposes, individual responses are not attributed to any individual and are kept confidential to ensure honest and candid feedback is received. The Committee discusses opportunities and makes recommendations for improvement as appropriate to the full Board, which implements agreed upon improvements. The Committee Chair also meets privately with individual Board members to provide feedback specific to each director received during the evaluation process. A director will not be nominated for reelection unless it is affirmatively determined that he or she is substantially contributing to the overall effectiveness of the Board.

SUSTAINABILITY

The Governance and Sustainability Committee is also responsible for reviewing and evaluating Company programs, policies and practices relating to social and environmental issues and impact, and strategies to support the sustainable growth of the Company's businesses. The Committee regularly discusses social and environmental issues at its meetings, and oversees the Company's development of industry-leading programs and initiatives.

 For more information regarding our commitment to sustainability, please see our website and most recent **Sustainability Report** available at www.gapinc.com (follow the Sustainability link).

AUDIT AND FINANCE COMMITTEE

The Board's Audit and Finance Committee is composed solely of independent directors.

This Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of our financial statements, adequacy of internal controls, compliance with legal and regulatory requirements, the qualifications and independence of the registered public accounting firm and the performance of their audits, the performance of the Internal Audit function, the effectiveness of the corporate compliance program, finance matters, and such other duties as directed by the Board of Directors. In addition, the Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm.

 The Committee's charter is available at www.gapinc.com (follow the Investors, Governance, Audit and Finance Committee Charter links).

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Audit and Finance Committee has two members who are "audit committee financial experts" as determined under Regulation S-K Item 407(d)(5) of the Securities Exchange Act of 1934: Mr. Shattuck and Ms. Goren, both of whom are independent directors. See Mr. Shattuck's and Ms. Goren's biographies on pages 6-8 for information regarding their relevant experience.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

The Board's Compensation and Management Development Committee is composed solely of independent directors.

This Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to executive officer and director compensation, succession planning for senior management, development and retention of senior management, and such other duties as directed by the Board of Directors.

 The Committee's charter is available at www.gapinc.com (follow the Investors, Governance, Compensation and Management Development Committee Charter links).

The Committee approves all of the Company's executive compensation policies and programs and all compensation awarded to executive officers. Our CEO evaluates each executive officer and discusses with the Committee his assessment and recommendations for compensation. The CEO is not present during the Committee's deliberations about his own compensation. The Committee also oversees senior management development, retention, and succession plans. The Committee approves grants of stock units and stock options to employees at the Vice President level or above, and has delegated authority, within defined parameters, to the CEO or, in the CEO's absence, the Committee Chair to approve grants of stock units to employees below the Vice President level (see "Long-Term Incentives" beginning on page 30 for more details). The Committee has also delegated authority, within defined parameters, to the Company's Human Resources personnel to make certain non-material changes to the Company's employee benefit plans.

The Committee has engaged Frederic W. Cook & Co. as its independent executive compensation consultant. The consultant provides advice to the Committee from time to time on the compensation program structure and specific individual compensation arrangements (see the "Role of the CEO and Compensation Consultant" section on page 36 for more details). In addition, under NYSE rules, the Committee can only retain a compensation advisor after considering six independence factors: (a) whether the advisor's firm provides other services to the Company, (b) the fees received by the advisor's firm from the Company as a percentage of the firm's overall revenue, (c) the policies and procedures of the advisor's firm designed to prevent conflicts of interest, (d) any business or personal relationship between the advisor and a member of the Committee, (e) any stock of the Company owned by the advisor, and (f) any business or personal relationship of the advisor or advisor's firm with an executive officer of the Company. Based on a review of the Committee's relationship with its compensation consultant and an assessment considering these six independence factors, the Committee has identified no conflicts of interest and confirmed the independence of Frederic W. Cook & Co.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2018, Mr. Goldner (who is not standing for reelection), Mr. Martin, Mr. O'Neill, and Ms. Tsang (who did not stand for reelection in May 2018) served on the Compensation and Management Development Committee of the Board of Directors. No member of the Committee was at any time during fiscal 2018 or at any other time an officer or employee of the Company, and no member of the Committee had any relationship requiring disclosure under Item 404 of Regulation S-K. During fiscal 2018, none of our executive officers served on the board of directors or compensation committee of any company where one of that company's executive officers served as one of our directors.

BOARD MEETINGS

The Board met seven times during fiscal 2018. The following table lists the current members of each of the committees and the number of committee meetings held during fiscal 2018:

Name	Audit & Finance	Compensation & Management Development	Governance & Sustainability
Amy Bohutinsky			
John J. Fisher			
Robert J. Fisher			Chair
William S. Fisher			
Tracy Gardner	●		
Brian Goldner (not standing for reelection)		●	
Isabella D. Goren	●		
Bob L. Martin		Chair	●
Jorge P. Montoya	●		
Chris O'Neill		●	
Arthur Peck			
Lexi Reese			
Mayo A. Shattuck III	Chair		●
Number of Meetings	7	7	5

Each director nominee attended at least 75% of the meetings of the Board and committees on which he or she served. In addition, individual Board members often work together and with management outside of formal meetings.

The non-management directors are typically scheduled to meet without the presence of management during each regularly scheduled Board meeting. Our Chairman, Robert Fisher, is responsible for organizing, managing and presiding over the non-management and independent director sessions of the Board, and reporting on outcomes of the sessions to the CEO, as appropriate.

ATTENDANCE OF DIRECTORS AT ANNUAL MEETINGS OF SHAREHOLDERS

Our policy regarding attendance by directors at our Annual Meeting of Shareholders states that our Chairman and committee chairs should attend and be available to answer questions at our Annual Meeting, if reasonably practicable. Our policy also encourages all other directors to attend. All of our current director nominees attended our 2018 Annual Meeting in person, with the exception of Ms. Bohutinsky and Ms. Reese, who both joined the Board of Directors in November 2018, after our 2018 Annual Meeting.

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS

We have adopted minimum stock ownership guidelines for our directors. Each non-management director should, within three years of joining the Board of Directors, hold stock (which includes deferred stock units) of the Company worth at least five times the annual base retainer then in effect. Management directors are required to own stock of the Company in accordance with our stock ownership requirements for executives, described on page 34. Our Securities Law Compliance Manual, which is applicable to all company insiders, including our directors, prohibits speculation in the Company's stock, including short sales, hedging or publicly-traded option transactions, and holding the Company's stock in a margin account as collateral for a margin loan or otherwise pledging Company stock as collateral.

Compensation of Directors

RETAINER AND MEETING FEES

The table below shows the annual retainer, attendance fees, and committee chair retainer we paid to our non-employee directors in fiscal 2018, as well as the amounts payable for fiscal 2019:

FISCAL YEAR 2018 AND 2019 DIRECTOR CASH COMPENSATION[1]

	2018	2019
Annual Retainer	$ 80,000	$ 80,000
Annual Retainer for Committee Members		
Audit and Finance Committee	16,000	16,000
Compensation and Management Development Committee	12,000	12,000
Governance and Sustainability Committee	8,000	8,000
Additional Annual Retainer for Committee Chairs		
Audit and Finance Committee	20,000	20,000
Compensation and Management Development Committee	20,000	20,000
Governance and Sustainability Committee	15,000	15,000
Additional Annual Retainer for Chairman of the Board	200,000	200,000

[1] Non-employee directors who reside primarily outside of North America receive an additional fee of $2,000 for each trip to the United States for Board and/or committee meetings.

Employee directors are not eligible for the annual retainer fees and are not eligible to serve on committees.

EQUITY COMPENSATION

Non-employee directors receive the following under our 2016 Long-Term Incentive Plan:

- Each new non-employee director automatically receives stock units with an initial value of $160,000 based on the then-current fair market value of the Company's common stock; and
- Each continuing non-employee director automatically receives, on an annual basis, stock units with an initial value of $160,000 at the then-current fair market value of the Company's common stock; provided that newly-appointed non-employee directors who were appointed after the Company's last annual shareholders' meeting will receive their first annual stock unit grant on a prorated basis based on the number of days that the director has served between his or her appointment and the date of the first annual stock unit grant.

The annual stock units granted to continuing non-employee directors following the Company's annual shareholders' meeting, as well as the initial grant made to any non-employee director who is first elected to the Board at the Company's annual shareholders' meeting, are granted on June 30 of each year; provided, however, that if the Company's annual shareholders' meeting takes place after June 30, then the related stock unit grants will be granted on the first business day following that meeting. All initial stock units to new non-employee directors who are appointed other than at the annual shareholders' meeting are granted on the date of appointment. The number of stock units is rounded down to the nearest whole share. These stock units are fully-vested but are subject to a three-year deferral period. During the deferral period, the stock units earn dividend equivalents which are reinvested in additional units annually. Following the deferral period, shares in an amount equal in value to the stock units, including units acquired through dividend equivalent reinvestment, will be issued to each non-employee director unless a further deferral election has been made; provided, however, that shares and accumulated dividend equivalents will be issued immediately upon ceasing to be a director of the Company.

EXPENSE REIMBURSEMENT AND OTHER BENEFITS

We also pay for or reimburse directors for approved educational seminars and for travel expenses related to attending Board, committee, and approved Company business meetings. Additionally, we provide non-employee directors access to office space and administrative support for Company business from time to time.

Directors and their spouses are eligible to receive discounts on our merchandise on terms similar to the Gap Inc. corporate employee merchandise discount policy.

We established The Gap, Inc. Deferred Compensation Plan ("DCP") whereby highly compensated employees, including executive officers and non-employee directors, may elect to defer receipt of certain eligible income. The DCP allows eligible employees to defer a percentage of their salary and bonus on a pre-tax basis, and allows non-employee directors to defer their retainers and meeting fees. The deferred amounts are indexed to reflect the performance of the participant's choice of approved investment funds. Non-employee director deferrals are not matched, and above-market or preferential interest rate options are not available on deferred compensation.

Directors are eligible to participate in our Gift Match Program available to all employees, under which we match contributions to eligible nonprofit organizations, up to certain annual limits. In calendar year 2018, the annual limit for non-employee directors was $15,000 under the Gift Match Program. Art Peck, our CEO, had an annual matching limit of $100,000.

DIRECTOR COMPENSATION SUMMARY

The following table sets forth certain information regarding the compensation of our directors in fiscal 2018, which ended February 2, 2019.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4]	Total ($)
Amy Bohutinsky	20,000	159,993	0	0	500	180,493
John J. Fisher	20,000	159,993	0	0	0	179,993
Robert J. Fisher	303,000	159,974	0	0	15,000	477,974
William S. Fisher	80,000	159,974	0	0	15,000	254,974
Tracy Gardner	84,000	159,974	0	0	0	243,974
Brian Goldner	92,000	159,974	0	0	0	251,974
Isabella D. Goren	96,000	159,974	0	0	10,000	265,974
Bob L. Martin	120,000	159,974	0	0	10,000	289,974
Jorge P. Montoya	106,000	159,974	0	0	10,000	275,974
Chris O'Neill	89,000	223,939	0	0	4,100	317,039
Lexi Reese	20,000	159,993	0	0	0	179,993
Mayo A. Shattuck III	124,000	159,974	0	0	15,000	298,974
Katherine Tsang	48,000	0	0	0	0	48,000

[1] Ms. Tsang did not stand for reelection on May 22, 2018.
Mr. Peck was compensated as our CEO and received no additional compensation as a director. Mr. Peck's compensation is reported in the Summary Compensation Table and related executive compensation tables, beginning on page 38.

[2] This column reflects the aggregate grant date fair value for stock unit awards during fiscal 2018, computed in accordance with FASB ASC 718. All stock awards reported in this column were granted in fiscal 2018. The following directors had outstanding stock unit awards as of fiscal 2018 year-end: Ms. Bohutinsky (5,867), Mr. John J. Fisher (5,867), Mr. Robert Fisher (18,812), Mr. William Fisher (18,812), Ms. Gardner (16,408), Mr. Goldner (16,959), Ms. Goren (18,812), Mr. Martin (18,812), Mr. Montoya (18,812), Mr. O'Neill (6,960), Ms. Reese (5,867), and Mr. Shattuck (26,734). For the period during which the payment of these awards is deferred (see page 15), they will earn dividend equivalents which are reinvested in additional units annually. Please refer to Note 10, "Share-Based Compensation," in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 19, 2019 for the relevant assumptions used to determine the valuation of our stock awards.

[3] No stock options were granted to our directors in fiscal 2018. None of our non-employee directors had outstanding option awards as of fiscal 2018 year-end.

[4] Amounts in this column consist of Company matching contributions under the Company's Gift Match Program (see "Expense Reimbursement and Other Benefits," on page 15).

PROPOSAL NO. 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee of the Board of Directors has selected Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 1, 2020. Deloitte & Touche LLP (or its predecessor firm) has been retained as our independent registered public accounting firm since 1976. If shareholders fail to ratify the selection of Deloitte & Touche LLP, the Audit and Finance Committee will reconsider the selection. If the selection of Deloitte & Touche LLP is approved, the Audit and Finance Committee, in its discretion, may still direct the appointment of a different independent auditing firm at any time and without shareholder approval if the Audit and Finance Committee believes that such a change would be in the best interests of the Company and our shareholders.

 THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "**FOR**" THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Representatives of Deloitte & Touche LLP are expected to be present, available to make statements, and available to respond to appropriate shareholder questions at the Annual Meeting.

Principal Accounting Firm Fees

The following table sets forth the aggregate fees paid and accrued by us for audit and other services for the fiscal years ended February 2, 2019 and February 3, 2018 that were provided by our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (collectively "Deloitte & Touche").

FISCAL YEAR 2018 AND 2017 ACCOUNTING FEES

Fees (see notes below)	Fiscal Year 2018	Fiscal Year 2017
Audit Fees	$5,185,400	$5,046,200
Audit-Related Fees	208,521	226,396
Tax Fees	941,700	984,400
All Other Fees	86,895	7,392
Total	$6,422,516	$6,264,388

"**Audit Fees**" consists of fees for professional services rendered in connection with the integrated audit of our consolidated annual financial statements and internal controls over financial reporting, the review of our interim condensed consolidated financial statements included in quarterly reports, and the audits in connection with statutory and regulatory filings or engagements.

"**Audit-Related Fees**" consists primarily of fees for professional services rendered in connection with the audit of our employee benefit plans, audit procedures required by store leases and capital verification reports.

"**Tax Fees**" consists of fees billed for professional services rendered for tax compliance and tax advice. These services include assistance regarding federal, state and international tax compliance, and competent authority proceedings.

"**All Other Fees**" consists of Deloitte subscription fees.

The Audit and Finance Committee approves the terms, including compensation, of the engagement of our independent registered public accounting firm on an annual basis, and has a policy requiring pre-approval of all services performed by the firm. This policy requires that all services performed by Deloitte & Touche, whether audit or non-audit services, must be pre-approved by the Audit and Finance Committee or a designated member of the Audit and Finance Committee, with any such services reported to the entire Audit and Finance Committee at the next scheduled meeting.

Rotation

The Audit and Finance Committee periodically reviews and evaluates the performance of Deloitte & Touche's lead audit partner, oversees the required five-year rotation of the lead audit partner responsible for our audit and, through the Committee's Chair as representative of the Audit and Finance Committee, reviews and considers the selection of the lead audit partner. In addition, the Audit and Finance Committee periodically considers whether there should be a rotation of the independent registered public accounting firm. At this time, the Audit and Finance Committee and the Board believe that the continued retention of Deloitte & Touche to serve as our independent registered public accounting firm is in the best interests of the Company and our shareholders.

Report of the Audit and Finance Committee

The Audit and Finance Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the Company's financial statements, the adequacy of internal controls, compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm and the performance of their audits, the performance of the Internal Audit function, the effectiveness of the corporate compliance program, finance matters, and such other duties as directed by the Board of Directors. The Committee operates under a written charter (available at www.gapinc.com, follow the Investors, Governance, Audit and Finance Committee Charter links) adopted by the Board of Directors. The Committee is composed exclusively of directors who are independent under New York Stock Exchange listing standards and Securities and Exchange Commission rules.

The Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended February 2, 2019 with the Company's management. In addition, the Committee has discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm, the matters required to be discussed by the applicable Public Company Accounting Oversight Board and Securities and Exchange Commission requirements.

The Committee also has received the communications, including written disclosures and the letter from Deloitte & Touche LLP, required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence, and the Committee has discussed the independence of Deloitte & Touche LLP with that firm.

Based on the Committee's review and discussions noted above, the Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2019 for filing with the Securities and Exchange Commission.

Mayo A. Shattuck III (Chair)
Tracy Gardner
Isabella D. Goren
Jorge P. Montoya

Notwithstanding anything to the contrary in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this Proxy Statement or future filings with the Securities and Exchange Commission, in whole or in part, this report shall not be deemed to be incorporated by reference into any such filing.

PROPOSAL NO. 3 — ADVISORY VOTE ON THE OVERALL COMPENSATION OF THE GAP, INC.'S NAMED EXECUTIVE OFFICERS

Pursuant to Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is providing shareholders with an advisory (non-binding) vote on the overall compensation of our named executive officers. Accordingly, the following resolution will be submitted for a shareholder vote at the 2019 Annual Meeting:

"RESOLVED, that the shareholders of The Gap, Inc. (the "Company") approve, on an advisory basis, the overall compensation of the Company's named executive officers, as described in the Compensation Discussion and Analysis section, the accompanying compensation tables, and the related narrative disclosure pursuant to Item 402 of Regulation S-K, set forth in the Proxy Statement for this Annual Meeting."

The Board and the Compensation and Management Development Committee, which is comprised entirely of independent directors, will consider the outcome of the shareholders' non-binding advisory vote when making future executive compensation decisions.

As described in detail under the section entitled "Compensation Discussion and Analysis," our executive compensation program is designed to provide the level of compensation necessary to attract and retain talented and experienced executives, and to motivate them to achieve short-term and long-term goals, thereby enhancing shareholder value and creating a successful company. We are committed to tie pay to performance and continue to believe our executive compensation program meets each of our compensation objectives.

We were pleased to have received approximately 98% of all votes cast in support of the overall compensation of our executives at our 2018 Annual Meeting of Shareholders. The Compensation and Management Development Committee continued to apply the same philosophy and protocol it used in prior years to determine fiscal 2018 compensation. In addition, as described on page 25, we have several compensation governance programs in place to manage compensation risk and align the Company's executive compensation with long-term shareholder interests.

Shareholders are encouraged to read the "Compensation Discussion and Analysis" section of this Proxy Statement, the accompanying compensation tables, and the related narrative disclosures, which more thoroughly discuss how our compensation policies and procedures implement our compensation philosophy.

 THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE, ON AN ADVISORY BASIS, THE OVERALL COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS BY VOTING "**FOR**" THIS RESOLUTION.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Discussion and Analysis

This Compensation Discussion & Analysis explains the key elements of our executive compensation program and compensation decisions for our named executive officers ("Executives"). The Compensation and Management Development Committee of our Board of Directors (the "Committee") oversees these programs and determines compensation for our Executives.

INTRODUCTION

In this Compensation Discussion and Analysis, we discuss the following:

Executive Summary	page 21
Compensation Objectives	page 26
Elements of Compensation	page 26
Other New Hire and Retention Actions	page 33
Compensation Analysis Framework	page 35

EXECUTIVE SUMMARY

In fiscal 2018, we continued to execute against our Balanced Growth Strategy, which focuses on leveraging our iconic brands and significant scale to deliver sustainable growth by investing strategically while also maintaining our operating expense discipline through our productivity initiative. At a glance:

The Transformation of our Operating Model and Balanced Growth Strategy

- In 2018 our strategic pillars included:
  - Offering products that are consistently brand-appropriate and on-trend with high customer acceptance,
  - Investing in technology to support growth,
  - Creating a unique and differentiated shopping experience that attracts new customers and builds loyalty, with focus on both the physical and digital expressions of our brands,
  - Increasing productivity by leveraging our scale and streamlining operations and processes throughout the organization,
  - Continuing to integrate social and environmental sustainability into businesses to support long term growth, and
  - Attracting and retaining great talent in our businesses and functions.
- During the year, we hired Neil Fiske as President and CEO of Gap brand, who brings extensive retail and apparel leadership experience and a strong track record of transforming and repositioning brands. Prior to hiring Mr. Fiske, Brent Hyder served as Interim President and CEO of Gap brand in addition to Chief People Officer, Gap Inc.

Subsequent Events

- On February 28, 2019, the Company announced plans to restructure the specialty fleet and revitalize the Gap brand, including closing about 230 Gap specialty stores during fiscal 2019 and fiscal 2020.
- On February 28, 2019, the Company announced that its Board of Directors approved a plan to separate the Company into two independent publicly-traded companies: Old Navy and a yet-to-be-named company, which will consist of Gap, Athleta, Banana Republic, Intermix, and Hill City.
- On March 4, 2019, we also announced the acquisition of premium kids and baby apparel retailer, Janie and Jack. The acquisition complements our portfolio and provides us with an opportunity to expand into the fast-growing premium kids and baby market.

EXECUTIVES

    

Arthur Peck,
President & Chief
Executive Officer,
Gap Inc.

Teri List-Stoll,
Executive Vice
President & Chief
Financial Officer,
Gap Inc.

Mark Breitbard,
President & Chief
Executive Officer,
Banana Republic

Neil Fiske,
President & Chief
Executive Officer,
Gap

Brent Hyder,
Chief People
Officer, Gap Inc.

Business Performance & Pay

- During 2018, Old Navy and Athleta continued to grow market share, Banana Republic delivered comparable sales growth with improved operating margin, and Gap brand made progress in refining its strategy and operating model.
- At Old Navy, broad-based strength across nearly every merchandise category, new store growth, new omni channel capabilities, and customer experience enhancements helped drive comparable sales growth.
- Banana Republic continued its turnaround trends, delivering positive comparable sales growth for the year, with improved productivity and reduced promotional levels driving operating margin expansion.
- At Gap brand, while operational and executional missteps pressured performance during the year, the new leadership team focused on stabilization and operational discipline, driving sequential improvement in merchandise margin throughout the year.
- We continue to see significant growth at Athleta, outpacing the industry while also delivering operating margin expansion.

Pay for Performance

For fiscal 2018, despite strong performance against our operating model transformation goals, we applied a discretionary reduction to annual bonus payouts in light of business performance, which was below expectations. Consistent with our philosophy of aligning Executive pay to performance, annual bonuses paid were at 0 – 55% of target for all Executives, except Mr. Fiske, who received a guaranteed target bonus, prorated based on his hire date, as part of his employment agreement.

Our Long-Term Growth Program ("LGP") awards with a 2016-2018 performance period paid out at 70% of target for Mr. Peck. For our 2018-2020 LGP awards, based on our fiscal 2018 performance, if target is achieved in future periods, the actual awards earned would not exceed the target shares for any of the executives, demonstrating alignment of Executive pay to performance.

LISTENING TO OUR SHAREHOLDERS

Our Committee is comprised solely of experienced independent directors and has established effective means for communicating with shareholders. Our shareholders also have the opportunity to cast a non-binding advisory vote on executive compensation at our Annual Meeting.

The Committee is very interested in the ideas and any concerns of our shareholders regarding executive compensation. An advisory vote on executive compensation was presented to our shareholders at last year's Annual Meeting and approved by 98% of shareholder votes, consistent with prior favorable advisory votes by our shareholders on executive compensation. In evaluating our compensation practices in fiscal 2018, the Committee was mindful of the support our shareholders expressed for the Company's philosophy of linking compensation to operational objectives and the enhancement of shareholder value. As a result, the Committee retained its approach to executive compensation, and continued to apply the same general principles and philosophy as in the prior fiscal year in determining executive compensation and made no material structural changes during fiscal 2018. We also continue to put executive compensation to an advisory shareholder vote annually.

CEO COMPENSATION SUMMARY

The structure of our CEO's ongoing compensation package is similar to our other Executives. The package is intended to reward him for sustained improvement of the Company's financial performance and returns to shareholders while helping to promote alignment of interests across the executive team. The Committee based its determination on the same factors outlined under "Compensation Analysis Framework" below. Most of Mr. Peck's total ongoing compensation opportunity (excluding one-time actions) requires achievement of performance goals or share price appreciation. Mr. Peck receives similar benefits and limited perquisites as our other Executives, except that he is provided limited personal use of a Company airplane. The package is described more fully below:

- Base salary was increased by 12.7% to $1,550,000 to improve competitiveness, position Mr. Peck appropriately relative to our other executives, and promote retention.
- Annual bonus target remained unchanged at 175% of base salary and based 50% on financial performance and 50% on achievement against operating model transformation goals. For fiscal year 2018, despite strong performance against our operating model transformation goals, Mr. Peck volunteered to forgo his bonus in light of business financial performance and the Committee used discretion to reduce it to zero.

Say On Pay–
98% APPROVAL

At the 2018 Annual Meeting, shareholders were very supportive of the structure and philosophy of our pay program during fiscal 2017. Consequently, we made no material structural changes during fiscal 2018. We continued to set rigorous goals and align pay delivery with performance.

CEO Pay – Total Reported & Realized Pay[1]

Mr. Peck's pay since appointment to CEO on February 1, 2015 (2015 – 2018) is set forth below:

$12,857,022
Average Annual Reported Pay

$4,748,226
Average Annual Realized Pay

[1] Average Annual Reported Pay is derived from the Summary Compensation Table on page 38, as well as the Summary Compensation Tables contained in our 2016-2018 proxy statements. Realized Pay is compensation actually received by the CEO, including salary, net spread on stock option exercises, vested full value awards, and all other compensation amounts realized during the period. For comparison purposes, Realized Pay includes annual incentive payouts for the year earned as in Reported Pay. Realized Pay excludes the value of unearned and unvested performance shares, including outstanding LGP awards, which will not actually be received, if earned, until a future date.

- We granted multi-year performance shares to Mr. Peck under the LGP. For LGP shares granted in 2016 to Mr. Peck, based on financial performance during fiscal years 2016 – 2018, 155,636 shares, or 70% of the target amount, were earned based on strong financial performance in 2017 and despite below target financial performance in 2016 and 2018. This further demonstrates alignment of executive pay to performance.
- In March 2018, we granted stock options, with an exercise price of $32.23, to Mr. Peck covering 500,000 shares, which will vest over a four-year period, subject to continued service through each vesting date. Our stock price must increase significantly for the stock options to create any value for Mr. Peck.
- As the Company is in a critical phase within its transformation, the Committee, in consultation with the Board of Directors, determined it was crucial to retain Mr. Peck as well as increase his ownership stake in the Company to create further alignment with shareholder interests. In light of this, we granted restricted stock units to Mr. Peck covering 345,303 shares as further described on page 33. The stock units cliff vest 100% after 3 years, and he must hold the net shares issued upon vesting for an additional year. In addition, to further ensure Mr. Peck retains a substantial ownership position, he has agreed not to sell, transfer, assign, pledge, hedge, or otherwise encumber any shares of common stock of the Company, whether currently owned or acquired through the Company's stock programs, until June 1, 2021, subject to limited exceptions. This is a one-time action, and we do not expect to make similar grants to Mr. Peck in the future.

The chart below shows the proportion of each component of our CEO's fiscal 2018 compensation, as reported in the Summary Compensation Table on page 38, the majority of which is weighted toward incentive compensation tied to rigorous goals and aligned with the long-term return to shareholders.

FISCAL 2018 CEO COMPENSATION



7%	92%		1%
Salary	Long-Term Incentives		All Other Compensation

COMPENSATION GOVERNANCE

Overall, we believe that our executive compensation program met each of our compensation objectives and continues to demonstrate our strong commitment to pay for performance. The table below highlights key compensation practices – both the practices we believe support strong governance principles and the practices we have not implemented because we do not believe they would serve our shareholders' long-term interests.

What we do	What we don't do
✓ **Pay for Performance** We tie pay to performance. Our ongoing compensation programs are heavily weighted toward performance with limited perquisites. ✓ **Tally Sheets** We review tally sheets, which are intended to summarize key elements of total compensation and potential wealth accumulation, for our Executives prior to making annual compensation decisions. ✓ **Recoupment Policy** We have an incentive compensation recoupment ("clawback") policy covering our Executives. ✓ **Culture of Ownership** We have executive stock ownership requirements which we review on a regular basis and revise as needed. ✓ **No Hedging** We prohibit Executives from engaging in any hedging or publicly-traded derivative transactions in Company stock. ✓ **No Pledging** We prohibit Executives from pledging Company stock as collateral for a loan or for any other purpose. ✓ **Independent Compensation Consultant** The Committee utilizes an independent compensation consulting firm, Frederic W. Cook & Co., Inc. The firm does not provide any other services to the Company. ✓ **Maximum Award Amounts** The Committee establishes caps on incentive payouts with an appropriate balance between long-term and short-term objectives.	✗ **No Long-Term Employment Agreements with Guarantees** We do not have employment contracts of defined length with our Executives or multi-year guarantees for base salary increases, bonuses or equity compensation. ✗ **No Golden Parachute Tax Gross-Ups** None of our Executives are entitled to tax gross-up payments other than for relocation and international assignment related payments or services that are business-related and also generally available to other employees. ✗ **No Repricing or Cash-out of Underwater Options** We have not repriced or cashed-out underwater stock options nor are we able to do so without shareholder approval. ✗ **No SERP or Executive Pension Plan** We do not have a supplemental executive retirement plan ("SERP") or executive pension plan. ✗ **No Change in Control Severance Arrangements or Single Trigger** We do not have severance arrangements specific to a change in control or provide for single trigger vesting. ✗ **No Material Compensation Risk** We do not have incentive compensation arrangements for Executives that create potential material risk for the Company, based on a risk assessment conducted by the Company. ✗ **No Dividends on Unearned Performance Awards** We do not pay dividends on unearned performance awards.

COMPENSATION OBJECTIVES

Our compensation program is intended to align total compensation for executives with the short and long-term performance of the Company, while enabling us to attract and retain executive talent. Specifically, the program is designed to:

- Support a performance-oriented culture;
- Support our business strategy by motivating and rewarding achievement of short and long-term objectives, as well as individual contributions;
- Attract and retain executive talent;
- Link executive rewards to shareholder returns; and
- Promote a culture of executive stock ownership.

Our program rewards executives for the achievement of corporate and divisional financial and non-financial objectives, for their individual contributions to these results, and for optimizing long-term returns to shareholders. The majority of each executive's total compensation opportunity is weighted toward incentive compensation tied to the financial performance of the Company and aligned to the long-term return to our shareholders. When we do not achieve targeted performance levels and/or our stock price does not appreciate, compensation that can be realized by our executives is substantially reduced. When we exceed targeted performance levels and/or our stock price appreciates, compensation that can be realized by our executives is substantially increased. We believe that this is the most effective means of aligning executive pay with our shareholders' interests.

ELEMENTS OF COMPENSATION

The main elements of our executive compensation program are:

- Base salary;
- Annual cash incentive bonus;
- Long-term incentives; and
- Benefits and limited perquisites.

We have chosen these elements because we believe each supports achievement of one or more of our compensation objectives, and that together they have been and will continue to be effective in this regard. The use and weight of each compensation element is based on the judgment of the Committee regarding the importance of each compensation objective in supporting our business and talent strategies, as well as the structure of these elements for executives at other companies. Base salary, benefits and perquisites represent less than half of each Executive's potential compensation at target performance levels, to emphasize the importance of performance-based compensation.

BASE SALARY

Base salaries are set at a level that the Committee believes will effectively attract and retain top talent, considering the factors described below under "Compensation Analysis Framework." In addition, the Committee considers the impact of base salary changes on other compensation components where applicable. The Committee reviews base salaries for Executives in the first fiscal quarter, and as needed in connection with promotions or other changes in responsibilities. The table below summarizes base salaries during fiscal 2018, and changes that occurred during the year.

Name	Base Salary on 2/3/2018	Base Salary on 2/2/2019	Comments
Arthur Peck	$1,375,000	$1,550,000	Salary was increased in March 2018 as part of the annual review to improve competitiveness and position Mr. Peck appropriately relative to other executives, as well as to promote retention as further described on page 33.
Teri List-Stoll	$ 875,000	$ 925,000	Salary was increased in March 2018 as part of the annual review in light of expanded responsibilities and to improve competitiveness as well as to position Ms. List-Stoll appropriately relative to other executives.
Mark Breitbard	$ 950,000	$ 950,000	
Neil Fiske	N/A	$ 950,000	Mr. Fiske joined the Company in June 2018 as President & CEO, Gap.
Brent Hyder	$ 600,000	$ 700,000	Salary was increased in March 2018 as part of the annual review in light of expanded responsibilities and to improve competitiveness as well as to position Mr. Hyder appropriately relative to other executives.

ANNUAL CASH INCENTIVE BONUS

Fiscal 2018 Annual Bonus

In setting the fiscal 2018 annual bonus structure, the Committee considered our business and talent priorities, as well as the factors described below under "Compensation Analysis Framework." We determined that there was a continued need to incent achievement of objectives related to our transformation initiatives and balanced growth strategy, in addition to our financial objectives, to successfully position the Company for long-term success. To support this goal, the Committee approved continuation of the existing annual cash incentive structure, which equally emphasizes financial results for the fiscal year and accomplishments related to our operating model transformation and balanced growth strategy. In addition, measurement of objectives related to our operating model transformation and balanced growth strategy were measured at the company level to enhance collaboration across the organization. However, the underlying objectives continue to be a priority for the organization. The table below describes the target annual bonus and potential payout range for each Executive. The annual incentive bonus was based on two components:

1. *Financial Performance Component.* 50% of the total opportunity was based on the financial performance of the Company or a division of the Company (of this, 75% was based on earnings, given the importance of accountability for operating results, and 25% on net sales, to drive top-line focus).
2. *Operating Model Transformation Component.* 50% of the total opportunity was based on achievement against the operating model transformation goals of the Company.

Name	Target Percentage of Base Salary	Potential Payout Range as a Percentage of Target
Arthur Peck	175%	0 – 200%
Teri List-Stoll	100%	0 – 200%
Mark Breitbard	125%	0 – 200%
Neil Fiske	125%	0 – 200%
Brent Hyder	80%	0 – 200%

Bonus payments are generally made under the Executive Management Incentive Compensation Award Plan ("Executive MICAP"), which has been approved by our shareholders. For fiscal 2018, the Committee set a minimum performance goal that needed to be achieved before payment of any bonus. Satisfaction of this goal established the maximum bonus that could be paid to each Executive (equal to the maximum set forth in the table above), subject to downward adjustment by the Committee based on achievement of the financial and transformation goals and other factors determined by the Committee in its sole discretion. For fiscal 2018, this goal was positive net income, as adjusted for certain objective and nondiscretionary items relating to changes in accounting principles, acquisitions and dispositions, employee termination benefits, termination of real estate leases, legal claims, and certain business interruptions, as applicable. The Committee determined that this minimum performance goal for fiscal 2018 had been achieved. The Committee then used negative discretion to determine the actual payout to each Executive based on performance against the financial and transformation goals as described below, as well as a qualitative assessment of individual performance. Actual bonuses were paid in March 2019.

Financial Performance Component

The Committee approves threshold, target and maximum performance goals at the beginning of each performance period. Payouts are made under the financial performance component only if threshold goals are achieved.

Bonuses for fiscal 2018 financial performance were based on earnings before interest and taxes ("earnings"), weighted 75%, and net sales, weighted 25%. Earnings and net sales were used to measure both Company and division performance, in both cases subject to potential adjustment for certain pre-established items that are unusual in nature or infrequently occur. The earnings measure was selected for fiscal 2018 and weighted more heavily because the Committee believed that earnings should continue to be a primary focus of Executives and is a good measure of actual operating performance within their control and accountability. The net sales measure is intended to drive top-line focus and to promote continued market share growth. Measuring both earnings and net sales diversifies performance metrics, and we believe it provides an appropriate balance between cost management and top line performance.

The following table shows fiscal 2018 earnings and net sales goals expressed as a percentage of fiscal 2017 actual results. Goals for fiscal 2018 were set at realistic levels given our expected performance at the time they were established and were intended to provide a meaningful incentive for Executives to improve performance. Also shown are the actual weighted percentages achieved expressed as a percentage of fiscal 2017 actual results after adjustments to exclude any restructuring costs. No other adjustments to the results were made other than neutralization of foreign exchange rate fluctuations.

Name	Company / Division	2018 Earnings / Net Sales Goals as a Percentage of Fiscal 2017 Actual Earnings / Net Sales			Actual Fiscal 2018 Percentage Achieved After Adjustments	
		Threshold	Target	Maximum	Earnings	Net Sales
Arthur Peck	Gap Inc.	94.1% / 100.6%	105.6% / 103.6%	120.5% / 104.6%	88.0%	101.1%
Teri List-Stoll	Gap Inc.	94.1% / 100.6%	105.6% / 103.6%	120.5% / 104.6%	88.0%	101.1%
Mark Breitbard	Banana Republic	111.1% / 97.8%	126.2% / 100.3%	151.5% / 101.3%	125.4%	99.0%
Neil Fiske	Gap Global	N/A[1] / 98.6%	N/A[1] / 101.0%	N/A[1] / 102.0%	N/A	94.0%
Brent Hyder	Gap Inc.	94.1% / 100.6%	105.6% / 103.6%	120.5% / 104.6%	88.0%	101.1%

[1] Starting in 2018, management reporting was changed to include fully allocated headquarters expense, which resulted in Gap brand earnings below zero. Therefore, the 2018 earnings growth calculation does not reflect a meaningful result.

[2] 2017 sales and earnings have been restated for changes to revenue recognition standards and allocation methodology updates.

Operating Model Transformation Component

Executives were eligible to receive bonuses based on achievement of seven operating model transformation goals in four areas critical to the long-term success of the Company, including 1) our product operating model; 2) customer acquisition, retention and engagement; 3) productivity, and 4) talent. Goals were measured at the company level and were weighted equally, with maximum achievement set at 175% for this component.

Individual Performance Adjustment

Prior to determining the final bonus payout for each Executive, individual performance is assessed to determine if an adjustment is warranted. The CEO makes recommendations to the Committee for adjustments, if any, for Executives that report to him, and the Committee decides whether any adjustment is warranted for the CEO in a private session. In assessing each Executive's individual performance, any additional initiatives outside those described above, challenges that the Executive faced over the course of the year, and financial performance are considered in determining final payouts.

Actual Bonuses

For fiscal 2018, performance against the operating model transformation goals applicable to each Executive was at the maximum level. We observed notable progress against our FY18 transformation goals. In 2018, all of our brands leveraged responsive capabilities that allowed us to test new products and adjust investments and exceed customer expectations, our customer database grew, we continue to evaluate price architecture across categories and identify opportunities to improve yield, we identified significant expense savings as part of our productivity goal outlined in our balanced growth strategy and we continue to leverage a talent management and succession planning process in every business and function. Despite notable progress, performance against the earnings and net sales goals applicable to each Executive was below target levels for all Executives. The Committee considered overall business performance and financial results that did not meet expectations and in order to appropriately align pay with performance, applied a discretionary reduction to bonus payouts. Mr. Peck volunteered to forgo his bonus and the Committee used discretion to reduce it to zero.

The following table describes the calculation of the actual bonus for fiscal 2018 for each eligible Executive.

Name	Base Salary[1]	x	Target Percentage of Base Salary	x (	Actual Percentage Achieved: Financial Performance (Component)[2]	x	Weight	+	Transformation Component[2]	x	Actual Percentage Achieved: Weight)	=	Funded Bonus	-	Negative Discretion	=	Actual Bonus
Art Peck	$1,526,439	x	175%	x (	9%	x	50%	+	175%	x	50%)	=	$2,464,193	-	$2,464,193	=	$ 0
Teri List-Stoll	$ 918,267	x	100%	x (	9%	x	50%	+	175%	x	50%)	=	$ 847,084	-	$ 654,152	=	$192,932
Mark Breitbard	$ 949,998	x	125%	x (	87%	x	50%	+	175%	x	50%)	=	$1,556,194	-	$ 900,555	=	$655,639
Neil Fiske[3]	$ 595,053	x	125%	x (	N/A	x	50%	+	N/A	x	50%)	=	N/A	-	N/A	=	$743,819
Brent Hyder	$ 686,537	x	80%	x (	9%	x	50%	+	175%	x	50%)	=	$ 506,654	-	$ 391,258	=	$115,396

[1] Base salaries are prorated based on any changes during the fiscal year.
[2] Actual percentages achieved are rounded for presentation.
[3] Mr. Fiske received an annual bonus guaranteed at the target amount, prorated for the time he was in the role during the fiscal year.

LONG-TERM INCENTIVES

Stock-based long-term incentives align executive compensation and shareholder returns. Unlike some of the members of our peer group, we do not have a pension plan, and we rely on long-term incentives to provide a substantial percentage of each Executive's potential retirement savings. Long-term incentives have typically consisted of stock options, stock units or performance shares. We have a mix of different grant types for executives to balance performance focus and potential compensation-related risk, but at least half of our regular annual grant value is intended to be in the form of performance shares for performance-based long-term pay delivery and shareholder value alignment.

It has been our practice to grant long-term incentives to Executives on an annual basis, usually in the first quarter of each fiscal year. This timing was selected because it follows the release of our annual financial results and completion of annual compensation reviews. We also grant long-term incentives on other dates to newly hired Executives and periodically in connection with promotions or for special recognition and retention. Grants are typically approved by the Committee at a meeting and are effective on the meeting date. However, the effective date for new hires is no earlier than the first day of employment. Stock-based awards are granted under our 2016 Long-Term Incentive Plan, which was approved by our shareholders.

In determining the long-term incentive structure and award amounts, the Committee considered the factors described below under "Compensation Analysis Framework," including a review of market data for comparable positions and each individual's accumulated vested and unvested awards, current and potential realizable value over time using stock appreciation assumptions, vesting schedules, comparison of individual awards between Executives and in relation to other compensation elements, shareholder dilution and accounting expense.

Stock Options

We believe stock options focus Executives on managing the Company from the long-term perspective of an owner. Stock options provide value to the recipient only if the price of our stock increases. All stock options granted to employees during fiscal 2018 had an exercise price equal to the closing price of our stock on the date of grant. The stock option grants received by our Executives are described in more detail in the Grants of Plan-Based Awards table on page 41.

Stock options typically vest based on continued service at a rate of 25% annually beginning one year from the grant date, which we have determined helps meet our retention objectives. We have also used other vesting schedules to align with timing of compensation being forfeited at a prior employer for new hires or to align with critical retention periods. Stock options are typically granted with a maximum term of ten years, and vested options are normally exercisable for three months following employment termination. Vesting is generally accelerated upon death, disability or retirement if the stock options are held for at least one year.

Stock Units and Performance Shares

A portion of long-term incentives is delivered in units representing full-value shares of our stock to drive performance, promote retention and foster a long-term ownership perspective. Unlike stock options, full-value share awards, in combination with stock ownership requirements, subject Executives to the same downside risk experienced by shareholders but still encourage retention if our stock price does not appreciate, and help to focus Executives on sustaining the value of the Company. In general, we believe the grant or vesting of a significant percentage of full-value shares for Executives should be based on performance against annual or long-term objectives unless they are made to offset compensation from prior employment in the case of new hires. However, to balance our performance, retention, and ownership objectives, in the past we have granted stock units or other full-value shares that vest only for continued service with the Company, and we may do so in the future. The stock unit grants received by our Executives are described in more detail in the Grants of Plan-Based Awards table on page 41.

Stock units that are granted to Executives other than the CEO are normally scheduled to vest over three or four years, although the schedule may differ based on critical retention or performance periods, or the vesting of compensation being forfeited at a prior employer for new hires. Executives generally must be employed on the vesting date or awards are forfeited. Vesting is generally accelerated upon death, disability or retirement if the awards are held for at least one year and any performance conditions have been previously satisfied. Additional circumstances under which vesting of long-term incentives may be accelerated are described on pages 48-49 of this Proxy Statement.

LGP (Long-Term Growth Program)

Executives are eligible to participate in the LGP, which is intended to promote sustained improvement in financial performance and long-term value creation for shareholders, while recognizing the inherent difficulty in setting long-term performance goals in the volatile retail industry. The key features of the program are described below:

- Each Executive is eligible to receive an annual performance share award. Performance shares give the Executive the right to receive a number of shares of our stock based on achievement against performance goals during a specified three-year performance period, subject to certain service requirements. Actual shares paid out, if any, will vary based on achievement of the performance goals.
- The number of actual shares that an Executive may earn after the end of three years is based on two performance metrics: (i) average attainment of separate annual earnings goals that are established each year over three years, measured at the division level for those with division responsibilities and the corporate level for those with Company-wide responsibilities, and (ii) attainment of a three-year cumulative Company earnings goal set at the beginning of the same three-year period. The potential payout range as a percentage of the target award based on average annual earnings attainment is 0% to 250%. The award is modified up or down by up to 20% (for a maximum opportunity of 300% of target) based on the level of attainment of the cumulative Company earnings goal.
- 50% of the award is payable at the end of the three-year performance period, generally subject to continued service with the Company through the date that the Committee determines the number of shares that are earned, if any, and the remaining 50% will vest on the one-year anniversary of such determination date based on continued service with the Company.

The table below describes the potential payout range as a percentage of the target award for the fiscal 2018-2020 performance period. The target number of shares was determined using our closing stock price on the date of grant and a percentage of base salary. Mr. Fiske joined the Company in June 2018 as President & CEO, Gap brand and received a prorated LGP grant for fiscal 2018. The performance share grants represent only an opportunity to earn actual shares of our stock for achievement of performance goals over three years. The associated amount listed in the Summary Compensation Table under Stock Awards is the grant date fair value for accounting purposes, which is the required disclosure under SEC rules, not necessarily the compensation that will be actually realized by each Executive. The same threshold, target, maximum earnings goals, and adjustments (except any favorable impact from the discretionary bonus reduction is excluded), described above under "Fiscal 2018 Annual Bonus" applied to the 2018 performance year under the LGP. The same minimum performance goal used for the fiscal 2018 annual bonus was also used for the LGP and established the maximum number of shares that could be paid to each Executive, subject to downward adjustment by the Committee based upon the achievement of the financial performance goals and other factors determined by the Committee in its sole discretion. We use earnings for both annual cash awards and performance-based long-term incentives because we believe that it is the best metric to drive shareholder value. The use of annual goals over a three-year period allows us to set realistic goals while focusing on overall long-term Company results. All payments are made in shares at vesting and dividends are not paid or accrued on unvested shares.

	Fiscal 2018 Award Potential Payout		
Name	Target Percentage of Base Salary	Target Number of Performance Shares	Potential Payout Range as Percentage of Target Shares
Arthur Peck	550%	264,505	0 – 300%
Teri List-Stoll	180%	51,659	0 – 300%
Mark Breitbard	275%	81,058	0 – 300%
Neil Fiske	275%	60,793	0 – 300%
Brent Hyder	120%	26,062	0 – 300%

The following table describes the actual achievement levels and actual shares for the LGP awards for the completed fiscal 2016-2018 performance period for each eligible Executive.

		Fiscal 2016 Award Achievement					
Name	Target Shares	Year 1, Year 2, & Year 3 (2016-2018) Actual Percentage Achieved		Three Year Average	Actual Cumulative Company Earnings Goal Modifier	Actual Percentage Achieved[1]	Actual Shares[1]
Arthur Peck	221,172	76%	188%	0%	88%	-20%	70%	155,636

[1] Actual percentage achieved is rounded for presentation and is the three-year average, decreased by the cumulative Company earnings goal modifier. Actual shares is the product of the target shares and the actual percentage achieved.

The table below describes, for each eligible Executive, the actual percentage achievement levels for the completed fiscal years under the LGP awards for the fiscal 2017-2019 and fiscal 2018-2020 performance periods. These outstanding awards are still subject to the remaining performance periods and the cumulative Company earnings goal over the same three-year performance period.

| | Fiscal 2017 Award Achievement | | | Fiscal 2018 Award Achievement | |
Name	Target Shares	Year 1 (2017) Actual Percentage Achieved	Year 2 (2018) Actual Percentage Achieved	Target Shares	Year 1 (2018) Actual Percentage Achieved
Arthur Peck	321,261	188%	0%	264,505	0%
Teri List-Stoll	66,907	188%	0%	51,659	0%
Mark Breitbard	83,759	0%	0%	81,058	0%
Neil Fiske	N/A	N/A	N/A	60,793	0%
Brent Hyder	23,083	188%	0%	26,062	0%

CEO RETENTION ACTIONS

The Committee, in consultation with the Board of Directors, reviewed the salary and long-term incentives in place for Mr. Peck in light of the significant organization and strategic changes the Company is making under his leadership to transform and position the Company to achieve its core growth and financial performance objectives. As the Company is in a critical phase of the transformation, the Committee, in consultation with the Board of Directors, determined it was crucial to retain him and increase his ownership stake in the Company, to create further alignment with shareholder interests. In light of this, the Committee approved an increase to his salary to $1,550,000 and a restricted stock unit grant of 345,303 shares in May 2018. The grant will vest 100% on the third anniversary of the grant date to promote long-term retention. The net shares released or acquired upon vesting, must be held for one year and the holding period remains in effect regardless of employment status. In addition, to further ensure Mr. Peck retains a substantial ownership position, he has agreed that no shares currently owned or acquired through the Company stock programs will be sold, transferred or encumbered other than to satisfy tax withholding obligations, or, in the case of transfers by gift to nonprofits and transfers for estate planning purposes, the transferred shares will be restricted from sale during the same period. This grant is intended to be a one-time action and we do not expect to make similar grants to Mr. Peck in the future.

OTHER NEW HIRE AND RETENTION ACTIONS

Ms. List-Stoll and Mr. Hyder received a stock unit grant of 125,000 shares and 100,000 shares, respectively, in March 2018 in light of expanded responsibilities, as well as to position the retention value of their long-term incentives appropriately relative to other Executives and to create further alignment with shareholder interests.

Mr. Fiske was paid a $400,000 signing bonus to recruit him from his prior employer. The bonus is repayable in full to the Company in the case of a voluntary termination or termination for cause within one year of his hire date, and half must be repaid should such a termination occur between one and two years from his hire date. Mr. Fiske also received an initial stock option grant covering 250,000 shares and an initial stock unit grant covering 130,000 shares to induce him to join the Company. Both the stock options and stock units vest based on continued service at a rate of 25% annually beginning one year from the grant date. In addition, Mr. Fiske received an annual bonus guaranteed at the target amount, prorated for the time he was in the role during the fiscal year.

BENEFITS AND PERQUISITES

Executives generally are eligible for the same health and welfare plans as other full-time Gap Inc. employees, including medical, dental, life and disability insurance, and retirement plans. Although not a significant part of total compensation, we also provide limited additional benefits and perquisites to our Executives, which we believe are reasonable and consistent with our overall compensation objectives. These perquisites and benefits include: financial planning services or an allowance to cover these services, as Executives typically have more complex financial planning requirements; participation in a deferred compensation plan that is offered to all highly compensated employees, as a means to help meet retirement savings goals; and matching charitable donations, up to certain annual limits, which are available to all employees. For Mr. Peck only, we allow limited personal use of a Company airplane at an amount not to exceed $150,000 per year based on the incremental cost to the Company in order to provide an efficient way for Mr. Peck to manage travel and time commitments.

The value of the benefits and perquisites received by our Executives are described in more detail in the footnotes to the Summary Compensation Table beginning on page 40.

STOCK OWNERSHIP REQUIREMENTS FOR EXECUTIVE OFFICERS / HEDGING AND PLEDGING PROHIBITIONS

We have minimum stock ownership requirements for certain executive positions to more closely link executive and shareholder interests, to balance potential rewards and risks, and to encourage a long-term perspective in managing the Company. Each executive has five years from the date of his or her appointment to reach the requirement. Mr. Peck has also agreed to additional holding requirements for the 345,303 shares of restricted stock units granted in May 2018 as well as for any shares he currently owns or acquires, which is further described in the CEO Retention Actions section on page 33.

As of February 2, 2019, all Executives had either met the shares requirement in the table below or had remaining time to do so.

	Requirements (shares)
President & CEO, Gap Inc.	300,000
Brand President & CEO	75,000
Corporate Executive Vice President	40,000

Executives not meeting the requirement must retain 50% of their after-tax shares acquired through stock compensation programs until the requirement is reached.

For purposes of determining stock ownership levels, in addition to shares held directly, certain forms of equity interests in the Company count towards the stock ownership requirement, including non-performance-based stock units (vested or unvested). A complete description of the requirements, including a complete list of accepted forms of ownership, is located at www.gapinc.com (follow the Investors, Governance, Executive Stock Ownership links).

Our insider trading policy applicable to executives prohibits speculation in our stock, including short sales, hedging or publicly-traded option transactions. We also prohibit executives from pledging Company stock as collateral for a loan or for any other purpose.

TERMINATION PAYMENTS

Various agreements, as described in more detail beginning on page 48, provide for severance benefits in the event of a termination of employment. These benefits were selected considering competitive conditions and customary practices at the time of their implementation. We have no severance arrangements specific to a change in control.

COMPENSATION ANALYSIS FRAMEWORK

The Committee reviews executive compensation at least annually. The Committee's review includes base salary, annual incentives, long-term incentives and the value of benefits and perquisites. Each element is reviewed individually and in total using tally sheets, which are intended to summarize all elements of total actual and potential compensation and wealth accumulation. The tally sheets present the dollar value of each compensation component, including accumulated vested and unvested long-term incentive gains and potential gains using stock price assumptions, vesting schedules for long-term incentive awards, accumulated deferred compensation and potential termination-related payments.

The Committee also uses a summary of compensation data covering other companies to support its analysis. The Committee selected a broad spectrum of retail and consumer products companies for purposes of comparing market compensation levels (the "peer group") because we have both recruited from and lost executive talent to these industries in the past, and to ensure appropriate scope and complexity relative to the Company. Because the size of the peer group companies varies considerably, regression analysis is used where appropriate to adjust the compensation data for differences in Company and division revenues.

The peer group is reviewed by the Committee each year. The peer group used in 2018 was comprised of the companies listed below and was unchanged from 2017.

Abercrombie & Fitch	J. Crew	Polo Ralph Lauren
American Eagle Outfitters	Kellogg	PVH Corporation
Best Buy	Kimberly Clark	Ross Stores
Children's Place Retail Stores	Kohl's	Staples
Coach	Levi Strauss	Starbucks
Coca-Cola	L Brands	Target
Costco Wholesale	Macy's	TJX Companies
Disney	McDonald's	Under Armour
Estee Lauder Companies	Nike	V.F. Corporation
Foot Locker	Nordstrom	Williams-Sonoma
General Mills	PepsiCo	YUM! Brands

The majority of the peer group provides compensation data through surveys conducted by Willis Towers Watson, an international consulting company. The surveys provide levels of base salary, annual incentives, and long-term incentive grant values in a summarized form, and we believe that this data provides a reasonable indicator of total compensation values for the peer group. This data is supplemented by information obtained through proxy statement disclosures and other public sources. The Committee uses the peer group data along with the tally sheet data as a frame of reference to inform compensation decisions, but compensation is not set to meet specific benchmarks or percentiles.

In conducting its analysis and determining compensation, the Committee also considers the following factors where relevant:

- Business and talent strategies;
- The nature of each Executive's role;
- Individual performance (based on specific financial and operating objectives for each Executive, as well as leadership behaviors);
- Future potential contributions by the Executive;
- Internal comparisons to other Executives;
- Comparisons of the value and nature of each compensation element to each other and in total; and
- Retention risk.

As described below, the Committee also considers management's recommendations and advice from the Committee's independent compensation consultant when appropriate. The Committee periodically reviews the accounting and tax implications of each compensation element, and shareholder dilution in the case of equity awards.

ROLE OF THE CEO AND COMPENSATION CONSULTANT

The CEO evaluates each Executive using relevant factors described above under "Compensation Analysis Framework" and makes recommendations to the Committee about the structure of the compensation program and individual arrangements. The CEO is generally present at Committee meetings when compensation, other than his own, is considered and approved. However, approval rests solely with the Committee.

The Committee has engaged Frederic W. Cook & Co. as its independent compensation consultant to advise the Committee periodically on the compensation program structure and individual compensation arrangements. The consultant was selected by the Committee and does not provide any other services to the Company. In addition, we have conducted a review of the Committee's relationship with its compensation consultant, and have identified no conflicts of interest. From time to time, the consultant attends Committee meetings, presents briefings on general and retail-industry compensation trends and developments, and is also available to the Committee outside of meetings as necessary. The consultant reports directly to the Committee, although the consultant meets with management from time to time to obtain information necessary to advise the Committee.

ACCOUNTING AND TAX CONSIDERATIONS

Accounting, tax and related financial implications to the Company and Executives are considered during the analysis of our compensation and benefits program and individual elements. Overall, the Committee seeks to balance attainment of our compensation objectives with the need to maximize current tax deductibility of compensation that may impact earnings and other measures of importance to shareholders. The Committee determined that the accounting and tax impacts described below were reasonable in light of our objectives.

In general, base salary, annual cash incentive bonus payments, and the costs related to benefits and perquisites are generally recognized as compensation expense at the time they are earned or provided. Share-based compensation expense is recognized in our consolidated statements of income for stock options, stock units, and performance shares.

Subject to the exceptions and limits below, we generally deduct for federal income tax purposes all payments of compensation and other benefits to Executives. We do not deduct deferred compensation until the year that the deferred compensation is paid to an Executive.

Section 162(m) of the Internal Revenue Code ("Section 162(m)") places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. Historically, there has been an exemption from this $1 million deduction limit for compensation payments that qualified as "performance-based" under Section 162(m). Generally, in the past we have designed our executive compensation program to permit the Committee to award compensation intended to be eligible for deductibility to the extent permitted by Section 162(m) and the relevant IRS regulations. With the enactment of the 2017 Tax Cuts and Jobs Act, however, the performance-based compensation exemption has been eliminated, except with respect to certain grandfathered arrangements. While the Committee considers the deductibility of compensation as one factor in determining executive compensation, the Committee believes that it is in the best interests of our shareholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating and retaining key executives.

Section 4999 and Section 280G of the Internal Revenue Code provide that executives could be subject to additional taxes if they receive payments or benefits that exceed certain limits in connection with a change in control of the Company and that the Company could lose an income tax deduction for such payments. We have not provided any Executive with tax gross-ups or other reimbursement for tax amounts the Executive might be required to pay under Section 4999.

RECOVERY AND ADJUSTMENTS TO AWARDS

The Company's clawback policy for executive officers currently allows for the recoupment of cash and equity incentive compensation when the executive officer is terminated for cause, or where all of the following factors are present: (a) the award was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) in the Board's view, the executive officer engaged in fraud or intentional misconduct that was a substantial contributing cause to the need for the restatement, and (c) a lower award would have been made to the executive officer based upon the restated financial results. In each such instance, the Company will seek to recover the individual executive officer's entire annual bonus or award for the relevant period, plus a reasonable rate of interest. The Board is monitoring this policy to ensure that it is consistent with applicable laws, including any requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Compensation Committee Report

The Compensation and Management Development Committee (the "Committee") has reviewed and discussed this Compensation Discussion and Analysis with management. Based on the review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our annual report on Form 10-K for the fiscal year ended February 2, 2019 and the Proxy Statement for the 2019 Annual Meeting of Shareholders.

Bob L. Martin (Chair)
Brian Goldner
Chris O'Neill

Summary Compensation Table

The following table shows compensation information for fiscal 2018, which ended February 2, 2019, for our CEO, CFO, and the three other most highly compensated executive officers at fiscal year-end ("named executive officers"). The table also shows compensation information for fiscal 2017 and fiscal 2016, which ended February 3, 2018 and January 28, 2017, respectively, for those named executive officers who were also named executive officers in either of those years.

Name and Principal Position[1]	Fiscal Year	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4][5]	Option Awards ($)[5][6]	Non-Equity Incentive Plan Compensation ($)[7]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[8]	All Other Compensation ($)[9]	Total ($)
Arthur Peck	2018	1,526,442	0	15,135,207	3,911,850	0	0	220,440	20,793,939
President and CEO,	2017	1,396,058	0	6,762,235	3,275,460	4,045,859	0	107,574	15,587,186
Gap Inc.	2016	1,330,288	0	3,637,795	2,932,000	917,511	0	88,572	8,906,166
Teri List-Stoll	2018	918,269	200,000	4,619,311	1,095,318	192,932	0	472,764	7,498,594
EVP and CFO	2017	891,827	200,000	647,204	0	1,476,896	0	329,997	3,545,924
	2016	30,288	0	2,192,680	1,076,000	0	0	22,874	3,321,842
Mark Breitbard	2018	950,000	500,000	1,221,947	1,408,266	655,639	0	68,688	4,804,540
President and CEO, Banana Republic	2017	730,769	0	4,361,174	1,549,290	669,769	0	29,178	7,340,180
Neil Fiske	2018	595,577	0	4,443,018	1,952,675	743,819	0	289,856	8,024,945
President and CEO, Gap									
Brent Hyder	2018	686,539	0	3,354,430	430,304	115,396	0	170,141	4,756,810
EVP and Chief People Officer									

(1) Ms. List-Stoll became our CFO in January 2017. Mr. Breitbard became an executive officer of the Company in May 2017. Mr. Fiske became an executive officer of the Company in June 2018.

(2) The amounts in this column for Mr. Peck in 2016, and for Mr. Peck and Ms. List-Stoll in 2017, reflect the prorated payment of their salaries based on changes during the year. Base salary changes in fiscal 2018 are further described on page 27 of the Compensation Discussion and Analysis section.

(3) The amounts in this column for Ms. List-Stoll and Mr. Breitbard reflect the earned portion of a sign-on bonus with repayment provisions that they received when they each joined the Company in January 2017 and May 2017, respectively.

(4) This column reflects the aggregate grant date fair value for awards of stock during fiscal 2018, 2017 and 2016, computed in accordance with FASB ASC 718. These amounts reflect the grant date fair value, and do not necessarily represent the actual value that may be realized by the named executive officers. For 2016, this column includes (a) the grant date fair value of the target number of shares that may be earned under the Company's Long-Term Growth Program (LGP) with respect to year 3 of a three-year performance period beginning with fiscal 2014 ("LGP 1"), (b) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 2 of a three-year performance period beginning with fiscal 2015 ("LGP 2"), and (c) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 1 of a three-year performance period beginning with fiscal 2016 ("LGP 3"). For 2017, this column includes (a) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 3 of LGP 2, (b) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 2 of LGP 3, and (c) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 1 of a three-year performance period beginning with fiscal 2017 ("LGP 4"). For 2018, this column includes (a) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 3 of LGP 3, (b) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 2 of LGP 4, and (c) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 1 of a three-year performance period beginning with fiscal 2018 ("LGP 5"). See page 32 of the Compensation Discussion and Analysis section for actual shares earned under LGP 3. Ms. List-Stoll and Mr. Breitbard each received their first grant under the LGP in 2017, and Mr. Fiske received his first grant under the LGP in 2018. This column also includes the aggregate grant date fair value of any restricted stock units granted during fiscal 2018, 2017 and 2016.

Details on the figures included in this column for 2018 are reflected in the following table. Details on the figures included in this column for 2017 and 2016 are included in our 2018 and 2017 Proxy Statements.

	LGP 3 (FY 2016 Grant) Year 3 Target Shares Grant Date Fair Value ($)	LGP 4 (FY 2017 Grant) Year 2 Target Shares Grant Date Fair Value ($)	LGP 5 (FY 2018 Grant) Year 1 Target Shares Grant Date Fair Value ($)	Grant Date Fair Value of Non-LGP Stock Awards ($)	Total Reported in Stock Awards Column (Rounded to the nearest dollar) ($)
Arthur Peck	1,739,149	2,428,733	1,921,181	9,046,144	**15,135,207**
Teri List-Stoll	n/a	505,809	375,202	3,738,300	**4,619,311**
Mark Breitbard	n/a	633,203	588,744	0	**1,221,947**
Neil Fiske	n/a	n/a	441,553	4,001,465	**4,443,018**
Brent Hyder	n/a	174,500	189,290	2,990,640	**3,354,430**

The total grant date fair value of the LGP awards if maximum performance conditions were achieved over the entire three-year period under LGP 3, LGP 4 and LGP 5 are detailed in the following table. The grant date fair values per share used in calculating the total grant date fair values below were as follows: (i) year 1 of LGP 3 ($27.05), year 2 of LGP 3 ($29.91), and year 3 of LGP 3 ($23.59), (ii) year 1 of LGP 4 ($29.02), and years 2 and 3 of LGP 4 ($22.68), and (iii) years 1, 2 and 3 of LGP 5 ($21.79). The grant date fair value for year 2 of LGP 4 was used for year 3 of LGP 4, and the grant date fair value for year 1 of LGP 5 was used for years 2 and 3 of LGP 5. Mr. Hyder received his first LGP grant in 2017. For a description of the Company's Long-Term Growth Program, please see pages 31-33 of the Compensation Discussion and Analysis section.

	Maximum Shares Total Grant Date Fair Value ($)		
	LGP 3 (FY 2016 Cycle)	LGP 4 (FY 2017 Cycle)	LGP 5 (FY 2018 Cycle)
Art Peck	17,815,405	23,895,393	17,290,692
Teri List-Stoll	n/a	4,976,543	3,376,949
Mark Breitbard	n/a	6,229,994	5,298,761
Neil Fiske	n/a	n/a	3,974,038
Brent Hyder	n/a	1,716,914	1,703,673

[5] Please refer to Note 10, "Share-Based Compensation," in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 19, 2019 for the relevant assumptions used to determine the compensation cost of our stock and option awards. Please refer to the Grants of Plan-Based Awards table in this Proxy Statement and in our 2018 and 2017 Proxy Statements for information on awards actually granted in fiscal 2017 and 2016.

[6] This column reflects the aggregate grant date fair value for awards of stock options during fiscal 2018, 2017 and 2016, computed in accordance with FASB ASC 718. These amounts reflect the grant date fair value, and do not necessarily represent the actual value that may be realized by the named executive officers.

[7] The amounts in this column reflect the non-equity amounts earned by the named executive officers under the Company's annual incentive bonus plan.

[8] No above-market or preferential interest rate options are available under our deferred compensation programs. Please refer to the Nonqualified Deferred Compensation table for additional information on deferred compensation earnings.

(9)   The amounts shown in the All Other Compensation column are detailed in the following table.

Name	Fiscal Year	Personal Use of Airplane ($)(a)	Financial Counseling ($)(b)	Tax Payments ($)(c)	Deferred Compensation Plan Match ($)(d)	401(k) Plan Match ($)(e)	Disability Plan ($)(f)	Life Insurance ($)(g)	Relocation ($)(h)	Gift Matching ($)(i)	Other ($)(j)	Total ($)
Arthur Peck	2018	137,182	15,300	0	49,250	11,717	415	576	0	6,000	0	220,440
	2017	36,734	15,300	0	43,831	10,718	415	576	0	0	0	107,574
	2016	19,523	14,838	0	42,477	10,703	524	507	0	0	0	88,572
Teri List-Stoll	2018	0	15,300	37,805	25,500	11,587	415	576	366,581	15,000	0	472,764
	2017	0	12,892	87,616	22,402	12,888	415	576	178,208	15,000	0	329,997
	2016	0	0	0	0	0	16	48	22,810	0	0	22,874
Mark Breitbard	2018	0	14,526	0	27,000	11,171	415	576	0	15,000	0	68,688
	2017	0	0	0	0	13,435	311	432	0	15,000	0	29,178
Neil Fiske	2018	0	9,557	116,249	0	0	242	336	163,472	0	0	289,856
Brent Hyder	2018	0	15,300	51,304	16,000	10,800	415	566	65,756	10,000	0	170,141

(a)   The Compensation and Management Development Committee determined that it was appropriate to provide Mr. Peck use of a Company airplane for limited personal use (not to exceed $150,000 per fiscal year in incremental cost to the Company). As required by SEC rules, the amounts shown are the incremental cost to the Company of personal use of the Company airplane and are calculated based on the variable operating costs to the Company, including fuel costs, mileage, trip-related maintenance, and other miscellaneous variable costs. Since the Company airplane is primarily used for business travel, fixed costs which do not change based on usage, such as the pilot's salary and maintenance costs unrelated to the trip, are excluded.

(b)   We provide certain executive officers access to financial counseling services, which may include tax preparation and estate planning services. We value this benefit based on the actual cost for those services.

(c)   For Ms. List-Stoll, these amounts reflect tax reimbursements in connection with her relocation to San Francisco when she joined the Company in January 2017. For Mr. Fiske, these amounts reflect tax reimbursements in connection with his relocation from California to New York when he joined the Company in June 2018. For Mr. Hyder, these amounts reflect tax reimbursements in connection with his previous international assignments and relocation from Japan to the U.S.

(d)   These amounts reflect Company matching contributions under the Company's nonqualified Deferred Compensation Plan for base salary deferrals representing the excess of the participant's base pay over the current IRS qualified plan limit ($275,000 for calendar year 2018), which are matched at up to 4% of base pay, the same rate as is in effect under the Company's 401(k) plan.

(e)   These amounts reflect Company matching contributions under the Company's 401(k) Plan.

(f)   These amounts reflect premium payments for long-term disability insurance, which is available to benefits-eligible employees generally.

(g)   These amounts reflect premiums paid for life insurance provided to employees at the Director level and above.

(h)   For Ms. List-Stoll, the amounts reflect costs in connection with her relocation to San Francisco when she joined the Company in January 2017. For Mr. Fiske, the amounts reflect costs in connection with his relocation from California to New York when he joined the Company in June 2018. For Mr. Hyder, the amounts reflect costs in connection with his relocation from Japan to the U.S.

(i)   These amounts reflect Company matching contributions under the Company's Gift Match Program, available to all employees, under which contributions to eligible nonprofit organizations are matched by the Company, up to certain annual limits. In calendar year 2018, the limit for the named executive officers was $15,000, with the exception of Mr. Peck who had an annual matching limit of $100,000. The annual gift match eligibility limits are based on the executive's original donation date.

(j)   Our named executive officers were also eligible to receive preferred airline status.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the named executive officers during fiscal 2018, which ended on February 2, 2019. The option awards and the unvested portion of the stock awards identified in the table below are also reported in the Outstanding Equity Awards at Fiscal Year-End table.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Arthur Peck	3/19/18	3/19/18								500,000	32.23	3,911,850
	6/1/18	5/22/18							345,303			9,046,144
	3/19/18	3/19/18				33,175	73,724	221,172				1,739,149
	3/19/18	3/19/18				48,189	107,087	321,261				2,428,733
	3/19/18	3/19/18				39,675	88,168	264,505				1,921,181
	N/A		667,819	2,671,274	5,342,548							
Teri List-Stoll	3/19/18	3/19/18								140,000	32.23	1,095,318
	3/19/18	3/19/18							125,000			3,738,300
	3/19/18	3/19/18				10,036	22,302	66,907				505,809
	3/19/18	3/19/18				7,748	17,219	51,659				375,202
	N/A		229,567	918,269	1,836,538							
Mark Breitbard	3/19/18	3/19/18								180,000	32.23	1,408,266
	3/19/18	3/19/18				12,563	27,919	83,759				633,203
	3/19/18	3/19/18				12,158	27,019	81,058				588,744
	N/A		296,875	1,187,500	2,375,000							
Neil Fiske	6/20/18	6/11/18								250,000	33.08	1,952,675
	6/20/18	6/11/18							130,000			4,001,465
	6/20/18	6/11/18				9,118	20,264	60,793				441,553
	N/A		185,955	743,819	1,487,637							
Brent Hyder	3/19/18	3/19/18								55,000	32.23	430,304
	3/19/18	3/19/18							100,000			2,990,640
	3/19/18	3/19/18				3,462	7,694	23,083				174,500
	3/19/18	3/19/18				3,909	8,687	26,062				189,290
	N/A		137,308	549,231	1,098,462							

[1] The amounts shown in these columns reflect the estimated potential payment levels for the fiscal 2018 performance period under the Company's annual incentive bonus plan, further described on pages 27-30 of the Compensation Discussion and Analysis section. The potential payouts were performance-based and, therefore, were completely at risk. The potential threshold payment amount assumes 25% achievement of the transformation goals component and 25% achievement of the financial performance component. The potential target payment amount assumes 100% achievement of the transformation goals component and 100% achievement of the financial performance component. The potential maximum payment amount assumes 200% of target. The annual incentive bonus plan is further described on pages 27-30. Each named executive officer received a bonus under the annual incentive bonus plan, which is reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

(2)   The amounts shown in these columns for each of the named executive officers reflect, in shares, (a) the threshold, target and maximum amounts for year 3 of a three-year performance period beginning in fiscal 2016 ("LGP 3"), (b) the threshold, target and maximum amounts for year 2 of a three-year performance period beginning in fiscal 2017 ("LGP 4") and (c) the threshold, target and maximum amounts for year 1 of a three-year performance period beginning in fiscal 2018 ("LGP 5") under the Company's Long-Term Growth Program, further described on pages 31-33 of the Compensation Discussion and Analysis section. Potential payouts are based on the applicable interpolated award values between the threshold, target, and maximum payout levels. The potential awards are performance-based and, therefore, completely at risk. The total number of shares that were actually earned for the entire three-year performance period under LGP 3 for each named executive was as follows: Mr. Peck (155,636). As of the end of fiscal 2018, the total number of shares that could be earned if the target performance conditions are achieved over the entire three-year performance period under LGP 4 for each named executive is as follows: Mr. Peck (321,261), Ms. List-Stoll (66,907), Mr. Bretibard (83,759), and Mr. Hyder (23,083). As of the end of fiscal 2018, the total number of shares that could be earned if the target performance conditions are achieved over the entire three-year performance period under LGP 5 for each named executive is as follows: Mr. Peck (264,505), Ms. List-Stoll (51,659), Mr. Breitbard (81,058), Mr. Fiske (60,793) and Mr. Hyder (26,062). Ms. List-Stoll and Mr. Breitbard, who joined the Company in January 2017 and May 2017, respectively, did not receive LGP grants in fiscal 2016. Mr. Hyder received his first LGP grant in fiscal 2017. Mr. Fiske, who joined the Company in June 2018, did not receive an LGP grant in fiscal 2016 or 2017.

(3)   The value of a stock award or option award is based on the fair value as of the grant date of such award determined pursuant to FASB ASC 718. Please refer to Note 10, "Share-Based Compensation," in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 19, 2019 for the relevant assumptions used to determine the valuation of our stock and option awards. For fiscal 2018, the grant date fair value of the Equity Incentive Plan Awards is based on the closing price of a share of our stock on the last day of fiscal 2018 less future expected dividends during the vesting period, multiplied by the target number of shares that may be earned. For year 3 of LGP 3, the grant date fair value is $23.59. For year 2 of LGP 4, the grant date fair value is $22.68. For year 1 of LGP 5, the grant date fair value is $21.79. For the total grant date fair value of awards if maximum performance conditions are achieved over the entire three-year performance period under LGP 3, LGP 4, and LGP 5, see footnote 4 to the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding equity awards held by the named executive officers at the end of fiscal 2018, which ended on February 2, 2019.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
Arthur Peck	25,000			23.07	3/15/2020				
	50,000			21.79	3/14/2021				
	75,000			25.09	3/12/2022				
	80,000			36.45	3/18/2023				
	80,000			42.20	3/17/2024				
	300,000			41.19	2/1/2025				
	250,000	250,000(a)		30.18	3/14/2026				
	150,000	450,000(b)		23.54	3/13/2027				
		500,000(c)		32.23	3/19/2028				
						345,303(a)	8,632,575		
								155,636(a)	3,890,900
								279,892(b)	6,997,300
								96,984(c)	2,424,600
Teri List-Stoll	100,000	100,000(d)		24.15	1/17/2027				
		140,000(e)		32.23	3/19/2028				
						50,000(b)	1,250,000		
						125,000(c)	3,125,000		
								58,291(b)	1,457,275
								18,941(c)	473,525
Mark Breitbard	75,000	225,000(f)		25.90	5/1/2027				
		180,000(g)		32.23	3/19/2028				
						112,500(d)	2,812,500		
								60,704(b)	1,517,600
								88,467(c)	2,211,675
Neil Fiske		250,000(h)		33.08	6/20/2028				
						130,000(e)	3,250,000		
								22,290(c)	557,250

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Brent Hyder	1,188			23.07	3/15/2020				
	2,500			21.79	3/14/2021				
	3,750			25.09	3/12/2022				
	4,800			36.45	3/18/2023				
	3,100			42.20	3/17/2024				
	9,750	3,250[i]		41.27	3/16/2025				
	11,250	11,250[j]		30.18	3/14/2026				
	10,750	32,250[k]		23.54	3/13/2027				
		55,000[l]		32.23	3/19/2028				
						2,750[f]	68,750		
						9,600[g]	240,000		
						15,000[h]	375,000		
						100,000[i]	2,500,000		
								20,110[b]	502,750
								9,556[c]	238,900

[1] The following footnotes set forth the vest dates for the outstanding option awards (vesting generally depends upon continued employment):
- [a] Options vest 125,000 on 3/14/2019 and 125,000 on 3/14/2020.
- [b] Options vest 150,000 on 3/13/2019, 150,000 on 3/13/2020 and 150,000 on 3/13/2021.
- [c] Options vest 125,000 on 3/19/2019, 125,000 on 3/19/2020, 125,000 on 3/19/2021, and 125,000 on 3/19/2022.
- [d] Options vest 50,000 on 1/17/2020 and 50,000 on 1/17/2021.
- [e] Options vest 35,000 on 3/19/2019, 35,000 on 3/19/2020, 35,000 on 3/19/2021, and 35,000 on 3/19/2022.
- [f] Options vest 75,000 on 5/1/2019, 75,000 on 5/1/2020 and 75,000 on 5/1/2021.
- [g] Options vest 45,000 on 3/19/2019, 45,000 on 3/19/ 2020, 45,000 on 3/19/2021, and 45,000 on 3/19/2022.
- [h] Options vest 62,500 on 6/20/2019, 62,500 on 6/20/2020, 62,500 on 6/20/2021, and 62,500 on 6/20/2022.
- [i] Options vest 3,250 on 3/16/2019.
- [j] Options vest 5,625 on 3/14/2019 and 5,625 on 3/14/2020.
- [k] Options vest 10,750 on 3/13/2019, 10,750 on 3/13/2020, and 10,750 on 3/13/2021.
- [l] Options vest 13,750 on 3/19/2019, 13,750 on 3/19/2020, 13,750 on 3/19/2021, and 13,750 on 3/19/2022.

[2] The following footnotes set forth the vest dates for the outstanding stock awards (vesting generally depends upon continued employment):
- [a] Awards vests 345,303 on 6/1/2021.
- [b] Awards vests 25,000 on 1/17/2020 and 25,000 on 1/17/2021.
- [c] Awards vests 62,500 on 3/19/2020 and 62,500 on 3/19/2021.
- [d] Awards vests 37,500 on 5/1/2019, 37,500 on 5/1/2020 and 37,500 on 5/1/2021.
- [e] Awards vests 32,500 on 6/20/2019, 32,500 on 6/20/2020, 32,500 on 6/20/2021, and 32,500 on 6/20/2022.
- [f] Award vests 2,750 on 3/14/2019.
- [g] Award vests 4,800 on 3/13/2019 and 4,800 on 3/13/2020.
- [h] Award vests 7,500 on 5/1/2019 and 7,500 on 5/1/2020.
- [i] Award vests 50,000 on 3/19/2020 and 50,000 on 3/19/2021.

[3] Represents the number of stock awards multiplied by the closing price of our common stock as of February 1, 2019 ($25.00).

[4]
- [a] Represents the number of shares earned under the Company's Long-Term Growth Program (described on pages 31-33 of the Compensation Discussion and Analysis section) with respect to year 1 (fiscal 2016), year 2 (fiscal 2017) and year 3 (fiscal 2018) of a three-year performance period ("LGP 3"). Half of the award earned vested on the date the Company's Compensation and Management Development Committee certified attainment (March 18, 2019), and the remainder will vest on the anniversary of such certification date, contingent on continued service with the Company. Mr. Breitbard, who joined the Company in May 2017, did not receive an LGP grant in fiscal 2016. Ms. List-Stoll, who joined the Company in January 2017, did not receive an LGP grant in fiscal 2016. Mr. Hyder received his first LGP grant in fiscal 2017.
- [b] Represents an estimate of the number of shares that may be earned under the Company's Long-Term Growth Program (described on pages 31-33 of the Compensation Discussion and Analysis section) with respect to year 1 (fiscal 2017), year 2 (fiscal 2018) and year 3 (fiscal 2019) of a three-year performance period ("LGP 4"), based on a combination of actual and assumed performance as required by SEC disclosure rules. Half of any award earned will vest on the date the Company's Compensation and Management Development Committee certifies attainment in 2020, and the remainder will vest on the anniversary of such certification date, contingent on continued service with the Company. Mr. Fiske, who joined the Company in June 2018, did not receive an LGP grant in fiscal 2017.
- [c] Represents an estimate of the number of shares that may be earned under the Company's Long-Term Growth Program (described on pages 31-33 of the Compensation Discussion and Analysis section) with respect to year 1 (fiscal 2018), year 2 (fiscal 2019) and year 3 (fiscal 2020) of a three-year performance period ("LGP 5"), based on a combination of actual and assumed performance as required by SEC disclosure rules. Half of any award earned will vest on the date the Company's Compensation and Management Development

Committee certifies attainment in 2021, and the remainder will vest on the first anniversary of such certification date, contingent on continued service with the Company.

(5)   Represents the number of stock awards multiplied by the closing price of our common stock as of February 1, 2019 ($25.00).

Option Exercises and Stock Vested

The following table shows all stock options exercised and the value realized upon exercise, and all stock awards vested and the value realized upon vesting, by the named executive officers during fiscal 2018, which ended on February 2, 2019.

| | Option Awards | | Stock Awards[1] | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
Name				
Art Peck	0	0	55,974	1,806,726
Teri List-Stoll	0	0	25,000	639,750
Mark Breitbard	0	0	37,500	1,081,875
Neil Fiske	0	0	0	0
Brent Hyder	0	0	8,275	252,611

[1] The amounts reflected include performance awards that vested during fiscal 2018.

Nonqualified Deferred Compensation

The table below provides information on the nonqualified deferred compensation activity for the named executive officers in fiscal 2018, which ended on February 2, 2019.

Name	Executive Contribution in Fiscal 2018 ($)[1]	Registrant Contributions in Fiscal 2018 ($)[2]	Aggregate Earnings in Fiscal 2018 ($)[3]	Aggregate Withdrawals/ Distributions in Fiscal 2018 ($)	Aggregate Balance at Fiscal 2018 Year-End ($)[4]
Arthur Peck	869,960	49,250	90,350	0	7,912,867
Teri List-Stoll	131,048	25,500	(722)	0	221,628
Mark Breitbard	29,231	27,000	895	0	59,279
Neil Fiske	2,192	0	13	0	2,206
Brent Hyder	361,326	16,000	14,020	0	580,012

[1] These amounts are included in the "Salary" column of the Summary Compensation Table.
[2] Footnote 9 to the Summary Compensation Table shows matching contributions under the Company's Deferred Compensation Plan ("DCP") for base salary deferrals representing the excess of the participant's base pay over the current IRS qualified plan limit ($275,000 for calendar year 2018), which are matched at up to 4%, the same rate as is in effect under the Company's 401(k) plan.
[3] These amounts include earnings and dividends. In fiscal 2018, no above-market or preferential interest rate options were available on notional investments in the DCP.
[4] A portion of these amounts were previously reported as deferred compensation in the Summary Compensation table in the Proxy Statements for prior Annual Meetings as follows: Mr. Peck ($3,340,813), Ms. List-Stoll ($66,160), and Mr. Breitbard ($2,192).

The DCP allows eligible employees to defer up to 75% of their salary and 90% of their bonuses (or such other percentages determined by the Company) on a pre-tax basis. Additional amounts are credited annually to participants' accounts in the form of Company matching contributions of up to a specified percentage of the eligible compensation deferred each year by participants. Contributions credited to a participant's account are credited or debited with notional investment gains and losses, as well as appreciation and depreciation equal to the experience of selected investment funds offered under the DCP and elected by the participant. Deferred compensation is payable upon a participant's termination of employment, death, or on a date or dates selected by the participant in accordance with the terms of the DCP. Deferred compensation is generally payable in the form of a lump sum distribution or installments at the election of the participant and subject to exceptions in the case of death or termination of employment prior to age 50. Participants or, in the case of the participant's death, their beneficiaries, may not sell, transfer, anticipate, assign, hypothecate or otherwise dispose of any right or interest in the DCP. A participant may designate one or more beneficiaries to receive any portion of his or her deferred compensation payable in the event of the participant's death. The Company also reserves the right to amend the DCP at any time, or to terminate the DCP in accordance with the restrictions under Section 409A of the Internal Revenue Code.

Relationship Between CEO and Median Employee Annual Total Compensation

Gap Inc. is one of the largest retailers in the United States. While our employees work in a variety of roles and settings, the majority of our employees work in stores. Our store workforce consists largely of part-time, hourly employees who weave their part-time schedule together with other life commitments such as education or family responsibilities.

For fiscal year 2018, using the methodology described below, we determined that the employee with the median annual total compensation of our employees (the "median employee") was a part-time sales support associate located in Maryland and the employee's total compensation in fiscal year 2018 was $5,831. We did not annualize employee compensation. The annual reported compensation of our CEO for that same period was $20,793,939. Accordingly, the ratio of the median employee pay to CEO pay for 2018 is 1 to 3,566, which was calculated in compliance with the requirements set forth in Item 402(u) of SEC Regulation S-K.

To identify the median employee and determine the annual total compensation of the median employee, we used the following methodology:

1. As of February 2, 2019, our employee population, prior to excluding any non-U.S. employees, consisted of approximately 135,269 employees. As permitted by the SEC rules, we excluded 5,979 employees from the following countries: Bangladesh 28, Cambodia 9, El Salvador 1, France 759, Guatemala 7, India 595, Indonesia 20, Ireland 127, Italy 329, Mexico 927, Pakistan 4, Singapore 1, Sri Lanka 8, Turkey 8, United Kingdom 3,048, and Vietnam 108. In the aggregate, the total number of excluded employees equaled 4.4% of the total employee population, resulting in a total U.S. and non-U.S. employee population of approximately 129,290 that was used for our calculation.
2. For the non-excluded employees, we used total gross earnings paid for the fiscal year ending February 2, 2019 as a consistently applied measure to determine the median employee. Total gross earnings were obtained from local payroll data.
3. We calculated the total compensation elements for both the CEO and the median employee for fiscal 2018 in accordance with the requirements of Item 402(c)(2)(x) of SEC Regulation S-K.

Potential Payments Upon Termination

POST-TERMINATION BENEFITS

The Company entered into agreements with Mr. Peck, Ms. List-Stoll, Mr. Breitbard, and Mr. Hyder in 2017, and Mr. Fiske in 2018, which provide eligibility for post-termination benefits in the case of involuntary termination without cause.

These agreements provide that, if the executive is involuntarily terminated without cause (as specified in each respective agreement) prior to July 1, 2020, the executive is eligible to receive (in exchange for a release of claims) the following:

i. The executive's then-current salary for eighteen months (the "post-termination period"). Post-termination period payments will cease if the executive accepts other employment or has a professional relationship with another company primarily engaged in the apparel design or apparel retail business or any retailer with apparel sales in excess of $500 million annually, or if the executive breaches his or her obligations to the Company (e.g., duty to protect confidential information, agreement not to solicit Company employees). Post-termination period payments will be reduced by any compensation the executive receives during the post-termination period from other employment or professional relationship with a non-competitor.

ii. Should the executive elect to continue health coverage through COBRA, reimbursement for a portion of the COBRA premium during the period in which the executive is receiving payments under paragraph (i) above.

iii. During the period in which the executive is receiving payments under paragraph (i) above, reimbursement for his or her costs to maintain the financial counseling program the Company provides to senior executives.

iv. A prorated bonus for the fiscal year in which termination occurs if the executive worked at least 3 months of the fiscal year, which will be earned based on actual financial results and assuming a 100% standard for any non-financial component. In the event termination occurs after the end of the fiscal year but before the date of bonus payments, such bonus for the preceding fiscal year will be paid pursuant to the terms of the bonus plan.

v. Accelerated vesting (but not settlement) of restricted stock units and performance shares or units that remain subject only to time vesting conditions that are scheduled to vest prior to April 1 following the fiscal year of termination.

The following table shows the amounts that each executive would have been eligible to receive under the agreements described above assuming that they had been terminated without cause on February 2, 2019, the last day of our 2018 fiscal year.

Description	Potential Post-Termination Payment Eligibility				
	Mr. Peck	Ms. List-Stoll	Mr. Breitbard	Mr. Fiske	Mr. Hyder
Cash Payments related to salary[1]	$2,325,000	$1,387,500	$1,425,000	$1,425,000	$1,050,000
Cash Payments related to bonus[2]	0	192,932	655,639	743,819	115,396
Health Benefits	20,931	19,729	28,922	26,990	16,068
Financial Counseling	22,950	22,950	22,950	22,950	22,950
Stock Award Vesting Acceleration	5,137,750	0	0	0	188,750
Total	**7,506,631**	**1,623,111**	**2,132,511**	**2,218,759**	**1,393,164**

[1] Payments represent salary continuation for 18 months. The amounts do not include the deferred compensation these executives would also be entitled to receive upon termination, as described in the Nonqualified Deferred Compensation section, above.

[2] Payments represent fiscal 2018 bonus that was earned by each executive.

ACCELERATION OF EQUITY UPON CHANGE IN CONTROL

Under the 2016 Long-Term Incentive Plan, in the event of a change in control, any acquiror may assume or substitute outstanding awards with substantially equivalent awards of the acquiror's stock. Except as set forth in an award agreement, outstanding awards which are neither assumed nor substituted by the acquiror in the change in control become fully vested immediately prior to the change in control. The table below shows the value of all unvested options and unvested stock awards that would have become vested in the event of a change in control on February 2, 2019, the last day of our 2018 fiscal year, in the event that awards were not assumed or substituted as described above.

Description	Mr. Peck	Ms. List-Stoll	Mr. Breitbard	Mr. Fiske	Mr. Hyder
Stock Option Vesting Acceleration[1]	$657,000	$85,000	$0	$0	$47,085
Stock Award Vesting Acceleration[2]	28,414,475	7,339,150	6,932,925	4,769,825	4,412,375
Total	**29,071,475**	**7,424,150**	**6,932,925**	**4,769,825**	**4,459,460**

[1] Reflects the value of all unvested stock options that would have become vested assuming a change in control on February 2, 2019 in which awards were not assumed or substituted as described above, based on the difference between the option exercise price and $25.00 per share, the last closing price of our common stock as of that date.

[2] Reflects the value of all unvested stock awards that would have become vested assuming a change in control on February 2, 2019 in which awards were not assumed or substituted as described above, based on the last closing price of our common stock as of that date, which was $25.00. For Mr. Peck, amounts include the target number of shares that could be earned under the Company's Long-Term Growth Program (LGP) for the following three-year performance periods: 2016-2018, 2017-2019 and 2018-2020. For Ms. List-Stoll, Mr. Breitbard, and Mr. Hyder, amounts include the target number of shares that could be earned under the LGP for the following three-year performance periods: 2017-2019 and 2018-2020. For Mr. Fiske, the amount includes the target number of shares that could be earned under the LGP for the following three-year period: 2018-2020.

DEATH, DISABILITY OR RETIREMENT

Each of our named executive officers is generally entitled to the following additional death, disability or retirement benefits:

i. Executive supplemental long-term disability insurance, which increases income replacement to 50% of base salary up to a maximum payment of $25,000 per month.

ii. Life insurance, provided to employees at the Director level and above, which provides coverage of three times base salary up to a maximum of $2 million.

iii. Upon retirement, our standard forms of stock option and stock award agreements provide for accelerated vesting of any unvested shares under awards that have been outstanding for at least a year and, for performance shares, for which the performance period has been completed. For these purposes, "Retirement" means Employee's Termination of Service for any reason (other than due to Employee's misconduct as determined by the Company in its sole discretion) after Employee has attained age 60 and completed at least five years of continuous service as an employee of the Company or an Affiliate. Mr. Peck reached Retirement age in September 2015. As a result, certain eligible grants were subject to accelerated vesting. Mr. Peck's June 2018 grant of restricted stock units does not provide for retirement-based accelerated vesting. Other than Mr. Peck, none of our named executive officers was eligible for retirement-based accelerated vesting as of February 2, 2019, the last day of our 2018 fiscal year. In the event Mr. Peck retired on February 2, 2019, the last day of our 2018 fiscal year, the value of his unvested options that would have become vested was $657,000, and the value of his unvested stock awards that would have become vested was $13,169,275, based on the last closing price of our common stock as of that date.

iv. Upon death (and, in the case of stock options, termination on account of disability), our standard forms of stock option and stock award agreements provide for accelerated vesting of any unvested shares under awards that have been outstanding for at least a year and, for performance shares, for which the performance period has been completed. The table below shows the value of all unvested options and unvested stock awards that would have become vested in the event of the named executive's death (and, in the case of stock options, termination on account of disability) on February 2, 2019, the last day of our 2018 fiscal year.

Description	Mr. Peck	Ms. List-Stoll	Mr. Breitbard	Mr. Fiske	Mr. Hyder
Stock Option Vesting Acceleration[1]	$657,000	$85,000	$0	$0	$47,085
Stock Award Vesting Acceleration[2]	5,137,750	1,250,000	2,812,500	0	683,750
Total	**5,794,750**	**1,335,000**	**2,812,500**	**0**	**730,835**

[1] Reflects the value of all unvested stock options that would have become vested assuming the named executive officers had died (or terminated on account of disability) on February 2, 2019, based on the difference between the option exercise price and the last closing price of our common stock as of that date.

[2] Reflects the value of all unvested stock awards that would have become vested assuming the named executive officers had died on February 2, 2019, based on the last closing price of our common stock as of that date.

Equity Compensation Plan Information

The following table provides information as of February 2, 2019 about shares of our common stock which may be issued upon the exercise of options, warrants and rights granted to employees, consultants or members of our Board of Directors under all of our equity compensation plans, including the 2016 Long-Term Incentive Plan and the Employee Stock Purchase Plan.

| Plan Category | Equity Plan Summary | | |
	Column (A)	Column (B)	Column (C)
	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#) (Excluding Securities Reflected in Column (A))
Equity Compensation Plans Approved by Security Holders[1]	23,093,524[2]	$29.80	21,872,683[3]
Equity Compensation Plan Not Approved by Security Holders	0	0	0
Total	**23,093,524**	**$29.80**	**21,872,683**

[1] These plans consist of our 2016 Long-Term Incentive Plan (the "2016 Plan") and Employee Stock Purchase Plan (the "ESPP").

[2] This number excludes 288,856 shares that were issued at the end of the most recent ESPP purchase period, which began on December 1, 2018 and ended on February 28, 2019, after the end of our 2018 fiscal year. This number includes the number of shares that could be earned under the Company's Long-Term Growth Program (described on pages 31-33 of the Compensation Discussion and Analysis section) if the maximum performance conditions were achieved over the entire three-year performance periods.

[3] This number includes 7,136,116 shares that were available for future issuance under the ESPP at the end of our 2018 fiscal year, including the 288,856 shares described in footnote 2 above. The number shown also reflects the deduction of three shares from the Company's share reserve for every one stock award granted prior to May 17, 2011, and the deduction of two shares from the Company's share reserve for every one stock award granted on or after May 17, 2011, pursuant to the terms of the 2016 Plan.

PROPOSAL NO. 4 — APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE GAP, INC. 2016 LONG-TERM INCENTIVE PLAN

We are requesting that shareholders approve the amendment and restatement of our 2016 Long-Term Incentive Plan (the "2016 Plan," and the 2016 Plan, as amended and restated, the "Amended 2016 Plan").

The Company is asking shareholders to approve the amendment and restatement of the 2016 Plan primarily in order to increase the number of shares authorized for issuance under the 2016 Plan.

The amendment and restatement of the 2016 Plan was adopted by the Board of Directors on February 26, 2019, subject to shareholder approval. Approval of the Amended 2016 Plan requires the affirmative vote of a majority of the shares of our common stock ("Shares") that are present in person or by proxy at the Annual Meeting and entitled to vote on this matter. If the shareholders approve the Amended 2016 Plan, it will replace the current version of the 2016 Plan.

 THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "**FOR**" THE PROPOSAL TO APPROVE THE AMENDMENT AND RESTATEMENT OF THE GAP, INC. 2016 LONG-TERM INCENTIVE PLAN.

Reasons to Approve the Amended 2016 Plan

SHARE RESERVE INCREASE

Approval of the Amended 2016 Plan will increase the number of Shares authorized for issuance under the 2016 Plan by 35 million shares (the "Share Increase"). As of the end of fiscal 2018, which ended on February 2, 2019, a total of 14,736,567 Shares remained available for future grants under the 2016 Plan. We believe that the current share reserve amount is insufficient to meet our future needs with respect to attracting, motivating and retaining key executives and employees in a competitive market for talent. We consider the 2016 Plan to be a vital element of our employee compensation program and believe that the continued ability to grant stock awards at competitive levels is in the best interest of the Company and our shareholders. We believe the Share Increase will be sufficient to enable us to grant stock awards under the Amended 2016 Plan for approximately the next three years, based on historical grant and forfeiture levels, the recent market prices of our Shares, and anticipated use of equity awards as an incentive and retention tool.

The table below shows the stock awards, including stock units, restricted stock units, performance awards under our Long-Term Growth Program ("LGP"), and stock options that were outstanding under the Amended 2016 Plan as of the end of fiscal 2018, which ended on February 2, 2019. As of February 2, 2019, the closing price of our Shares as reported on the NYSE was $25.00 per Share.

Shares underlying outstanding stock options (#)	Weighted avg. exercise price of per Share	Weighted avg. remaining term	Shares underlying outstanding time-based full value awards[1]	Shares underlying outstanding performance-based full value awards[2]	Shares available for future grant
10,685,422	$29.80	7.47	7,440,342	1,655,920	14,736,567

[1] Consists of 185,295 Shares subject to stock unit grants granted to our non-employee directors and the accrued deferred dividend equivalent rights, 7,194,341 Shares subject to restricted stock unit grants and 60,316 Shares subject to LGP awards earned, but not vested as of the end of fiscal 2018.

[2] Consists of outstanding LGP awards, for which performance has not yet been earned. The number of Shares underlying such awards assumes target performance.

The table below shows net annual dilution and other metrics relating to equity grants under the Amended 2016 Plan for the last three fiscal years.

Metric	2018	2017	2016	Average
Annual Dilution[1]	2.20%	1.40%	1.58%	1.73%
Annual Burn Rate[2]	2.98%	2.26%	2.12%	2.45%
Year-End Overhang[3]	10.01%	11.60%	12.60%	11.40%

[1] Calculated by dividing (a) the number of Shares underlying stock awards and stock options granted to all recipients during the year, minus stock awards and stock options cancelled or forfeited during the year, by (b) the number of Shares outstanding at year-end.

[2] Calculated by dividing (a) the number of Shares underlying stock awards and stock options granted to all recipients during the year, by (b) the number of Shares outstanding at year-end.

[3] Calculated by dividing the sum of (a) the number of Shares underlying outstanding stock awards and stock options and (b) Shares available for future stock option grants and stock awards, by (c) the number of Shares outstanding, in each case at year-end.

Note Regarding Forecasts and Forward-Looking Statements

We do not as a matter of course make public forecasts as to our total Shares outstanding and utilization of various equity awards due to the unpredictability of the underlying assumptions and estimates. In particular, the forecasts set forth in this Proposal 4 include embedded assumptions which are highly dependent on the public trading price of our Shares and other factors, which we do not control and, as a result, we do not as a matter of practice provide forecasts. These forecasts reflect various assumptions regarding our future operations. The inclusion of the forecasts set forth above should not be regarded as an indication that these forecasts will be predictive of actual future outcomes, and the forecasts should not be relied upon as such.

PROHIBITION ON PAYMENT OF DIVIDENDS AND DIVIDEND EQUIVALENTS ON UNVESTED AWARDS

The 2016 Plan has also been amended and restated by the Board of Directors to reflect our current practice of not paying out dividends or settling dividend equivalents on unvested awards. In our view, from an incentive and retention perspective, dividends, dividend equivalents and other distributions on unvested awards should be paid or settled only after the underlying awards have been earned and not during the performance/service vesting period. Accordingly, the Amended 2016 Plan now explicitly sets forth this limitation.

The Amended 2016 Plan Combines Compensation and Corporate Governance Best Practices

The Amended 2016 Plan includes provisions that are designed to protect our shareholders' interests and reflect corporate governance best practices.

- *Repricing Not Allowed*. The Amended 2016 Plan generally prohibits the adoption of an exchange program pursuant to which stock options and stock appreciation rights ("SARs") are cashed out, repriced, or exchanged for other awards without shareholder approval.
- *Shareholder Approval Required for Additional Shares*. The Amended 2016 Plan does not contain an annual "evergreen" provision. The Amended 2016 Plan authorizes a fixed number of Shares, so that shareholder approval is required to issue any additional Shares.
- *Limit on Full Value Awards*. The Amended 2016 Plan limits the number of Shares available for full value awards (awards other than stock options or SARs) by providing that each Share issued pursuant to a full value award reduces the number of Shares available for grant under the Amended 2016 Plan by two Shares.
- *No Liberal Share Counting or Recycling*. If fewer Shares are issued in settlement of a stock award than were covered by such stock award for reasons other than the failure to satisfy vesting conditions, or other than as a result of termination or forfeiture (for example to satisfy the exercise price or tax withholding obligation of such award), then the unissued Shares will generally not become available again for issuance under the Amended 2016 Plan.
- *No Liberal Change in Control Provisions*. No change in control related vesting acceleration and other benefits may occur without an actual corporate transaction occurring.
- *No Discounted Stock Options or SARs*. All stock options and SARs granted under the Amended 2016 Plan must have an exercise or strike price equal to or greater than the fair market value of our Shares on the date the stock option or SAR is granted.
- *No Dividends and Dividend Equivalents on Unvested Awards*. Dividends and dividend equivalents will not be paid or settled with respect to any award granted under the Amended 2016 Plan until the underlying Shares or units vest.
- *Limit on Non-Employee Director Compensation*. Stock awards granted during a single fiscal year under the Amended 2016 Plan, taken together with any cash compensation paid during such fiscal year for services on the Board of Directors, will not exceed $700,000 in total value for any non-employee director serving as the chairman and $500,000 in total value for any other non-employee director.
- *Awards Subject to Clawback*. Awards granted under the Amended 2016 Plan are subject to recoupment in accordance with any applicable law and any recoupment policy, arrangement or agreement adopted by the Company from time to time. The Company's clawback policy for executive officers currently allows for the recoupment of cash and equity incentive compensation when the executive officer is terminated for cause, or in certain circumstances involving a restatement.

Material Features of the Amended 2016 Plan

The following is a summary of the material features of the Amended 2016 Plan and its operation. This summary does not purport to be a complete description of all the provisions of the Amended 2016 Plan and is qualified in its entirety by reference to the Amended 2016 Plan, a copy of which is attached as Appendix A to this Proxy Statement and is incorporated herein by reference.

PURPOSE

The purpose of the Amended 2016 Plan is to permit grants of stock options, SARs, restricted stock, unrestricted stock, performance units, performance shares, stock units and dividend equivalents (collectively, "Awards") to eligible participants. The Amended 2016 Plan is intended to provide incentives to further the growth and profitability of the Company and to encourage stock ownership on the part of (1) employees of the Company and its affiliates, (2) consultants and others who provide significant services to the Company and its affiliates ("consultants"), and (3) directors of the Company who are employees of neither the Company nor any of its affiliates ("non-employee directors"). The Amended 2016 Plan also is intended to permit the payment of qualified performance-based compensation under Section 162(m) to the extent Section 162(m) remains applicable. However, because of the fact-based nature of the performance-based compensation exception under Section 162(m) and the limited availability of binding guidance thereunder, the Company cannot guarantee that Awards made under the Plan that are intended to qualify as performance-based compensation under Section 162(m) will in fact so qualify.

ELIGIBLE PARTICIPANTS

Employees, consultants and non-employee directors are eligible to be selected to receive one or more different types of Awards. However, incentive stock options (which are entitled to favorable U.S. federal tax treatment) may be granted only to employees of the Company or any subsidiary of the Company at the time of grant. The actual number of individuals who will receive Awards cannot be determined in advance because the Committee retains the discretion to select the participants. As of the end of fiscal 2018, we had 12 non-employee directors and approximately 135,000 employees. In addition, in fiscal 2018, we engaged approximately 2,000 consultants, none of whom received Awards under the 2016 Plan in fiscal 2018. Approximately 1,600 individuals (comprised of our non-employee directors and a subset of our employees) received Awards under the 2016 Plan in fiscal 2018.

ADMINISTRATION

The Amended 2016 Plan is administered by the Compensation and Management Development Committee of the Board of Directors (the "Committee"). The Committee will consist of two or more directors who qualify as "non-employee directors" under Rule 16b-3 under the Securities Exchange Act of 1934, and as "outside directors" under Section 162(m).

Subject to the terms of the Amended 2016 Plan, the Committee has the discretion to select the employees, consultants and non-employee directors who will be granted Awards, determine the terms and conditions of Awards (for example, the exercise price and vesting schedule), and to construe and interpret the provisions of the Amended 2016 Plan and outstanding Awards. Notwithstanding the foregoing, Awards granted to non-employee directors will be subject to Board approval if so required by the Committee Charter. In addition, the Committee may not reprice Awards or exchange Awards for other Awards, cash or a combination thereof, without the approval of the shareholders. The Committee may delegate all or any part of its authority to one or more directors or officers of the Company in accordance with applicable law, but only the Committee itself can make Awards to participants who are executive officers of the Company.

SHARE RESERVE

Following the Share Increase, the total number of Shares available for grant under the Plan will not exceed the sum of (a) 158,341,342 and (b) the number of Shares (not to exceed 40,225,653) that remain available for grant under the Company's 2002 Stock Option Plan as of the date of obtaining shareholder approval of the amended and restated Plan on May 9, 2006, (c) any Shares (not to exceed 28,019,786) that otherwise would have been returned to the 2002 Stock Option Plan after May 9, 2006 on account of the expiration, cancellation, or forfeiture of Awards granted thereunder, and (d) 25,000,000 Shares. In addition, effective with respect to Awards granted on or after the May 17, 2011, each Award other than a stock option or SAR will reduce the number of Shares available for Awards under the Amended 2016 Plan by 2 Shares for each Share covered by the Award in lieu of the 3-to-1 Share counting rule that applied under the Amended 2016 Plan prior to such date. With respect to SARs and options, the number of Shares which will cease to be available under the Amended 2016 Plan will equal the total number of Shares covered by each SAR or stock option, as evidenced in the applicable award agreement. To the extent an Award under the Amended 2016 Plan (other than a SAR or stock option) is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Amended 2016 Plan (and in the case of stock options or SARs will reduce the number of Shares available for issuance under the Amended 2016 Plan by the number of Shares having a fair market value equal to the cash delivered). The maximum number of Shares that may be issued upon the exercise of incentive stock options will equal the aggregate number of Shares reserved under the Amended 2016 Plan number plus, to the extent allowable under Section 422 of the Code, any Shares that become available for issuance under the Amended 2016 Plan. Shares granted under the Amended 2016 Plan may be either authorized but unissued Shares or treasury Shares.

If an Award expires or is canceled, forfeited or repurchased by the Company for any reason, the unvested or cancelled number of Shares that were subject to the Award (plus the number of additional Shares, if any, that counted against the Share pool using the Share counting rule in effect at the time the Award was granted) generally will be returned to the available pool of Shares reserved for issuance under the Amended 2016 Plan. Except for Shares of restricted stock that are forfeited (rather than vesting), Shares actually issued under the Amended 2016 Plan or withheld to pay the exercise price of an Award or to satisfy tax withholding obligations with respect to an Award will not be returned to the Amended 2016 Plan and will not be available for future issuance under the Amended 2016 Plan. Shares purchased by the Company with the proceeds of stock option exercises will not again be available for issuance under the Amended 2016 Plan.

Substitute awards made under the Amended 2016 Plan to persons who become our employees as a result of an acquisition transaction will not reduce the Shares available for issuance under the Amended 2016 Plan or be added back to the Shares available for issuance under the Amended 2016 Plan. In accordance with the rules of the applicable stock exchange on which the Shares are listed, Shares under a pre-existing plan sponsored by a company acquired by us (as adjusted, to the extent appropriate, to reflect the transaction) may be used for awards under the Amended 2016 Plan without reducing the Shares available for issuance under the Amended 2016 Plan, and Shares subject to such awards will not be added back to the Shares available for awards under the Amended 2016 Plan.

Lastly, if the Company experiences a dividend or other distribution, merger, reorganization, consolidation, recapitalization, separation, liquidation, stock split, reverse stock split, split-up, spin-off, Share combination, repurchase, or exchange of Shares or other securities of the Company, other significant corporate transaction or other significant change affecting the Shares, the Committee will, as it deems appropriate, equitably adjust the number, kind and class of securities reserved for issuance under the Amended 2016 Plan, the number, kind, class, and price of securities subject to outstanding Awards and the per-person numerical limits on Awards to reflect the stock dividend or other change.

DIRECTOR COMPENSATION LIMIT

Other than the Chairman of the Board, no non-employee director will be granted Awards in any fiscal year of the Company, taken together with any cash retainers or other similar cash-based payments paid during such fiscal year for services on the Board, having an aggregate value in excess of $500,000. In addition, the non-employee Chairman of the Board will not be granted Awards in any fiscal year of the Company, taken together with any cash retainers or other similar cash-based payments paid during such fiscal year for services on the Board, having an aggregate value in excess of $700,000. For this purpose, restricted stock, unrestricted stock, performance units, performance shares and stock units will be valued based on the fair market value on the grant date of the maximum number of Shares covered thereby (or the maximum dollar value thereof with respect to Awards denominated in dollars) and stock options and SARs will be valued using a Black-Scholes or other accepted valuation model, using reasonable assumptions.

PERFORMANCE GOALS

Awards under the Amended 2016 Plan may be made subject to performance conditions as well as time-vesting conditions. Such performance conditions may be established and administered in accordance with the requirements of Section 162(m) for Awards intended to be qualified performance-based compensation thereunder. To the extent that performance conditions under the Amended 2016 Plan are applied to awards intended to be qualified performance-based compensation under Section 162(m), such performance conditions will be based on an objective formula or standard utilizing one or more of the following objectively defined and non-discretionary factors pre-established by the Committee in accordance with Section 162(m): (1) comparable store sales growth, (2) earnings, (3) earnings per share, (4) return on equity, (5) return on net assets, (6) return on invested capital, (7) gross sales, (8) net sales, (9) net earnings, (10) free cash flow, (11) total shareholder return, (12) stock price, (13) gross margin, (14) operating margin, (15) market share, (16) inventory levels, (17) expense reduction, and (18) employee turnover (each, a "Performance Goal"). For awards that are not intended to comply with the performance-based compensation exception under Section 162(m), Performance Goals may consist of objective and/or subjective elements based on any financial and non-financial criteria (including, without limitation, subjective criteria and individual performance), as established by the Committee in its sole discretion.

As determined by the Committee, the Performance Goals may, (a) differ from participant to participant and from award to award, (b) be based on the performance of the Company as a whole or the performance of a specific participant or one or more subsidiaries, divisions, departments, regions, stores, segments, products, functions or business units of the Company, (c) be measured on a per share, per capita, per unit, per square foot, per employee, per store basis, and/or other objective basis (d) be measured on a pre-tax or after-tax basis, and (e) be measured on an absolute basis or in relative terms (including, but not limited to, the passage of time and/or against other companies, financial metrics and/or an index).

In addition, for awards intended to comply with the performance-based compensation exception under Section 162(m), the impact of objectively defined and non-discretionary items (includable in one or more of the following categories or other categories to the extent permitted by 162(m)) may be taken into account in any manner preestablished by the Committee in accordance with Section 162(m) when determining whether a Performance Goal has been attained: (1) changes in generally accepted accounting principles ("GAAP"); (2) nonrecurring items, if any, that may be defined in an objective and non-discretionary manner under U.S. GAAP accounting standards or other applicable accounting standards in effect from time to time; (3) the sale of investments or non-core assets; (4) discontinued operations, categories or segments; (5) legal claims and/ or litigation and insurance recoveries relating thereto; (6) amortization, depreciation or impairment of tangible or intangible assets; (7) reductions in force, early retirement programs or severance expense; (8) investments, acquisitions or dispositions; (9) political, legal and other business interruptions (such as due to war, insurrection, riot, terrorism, confiscation, expropriation, nationalization, deprivation, seizure, and regulatory requirements); (10) natural catastrophes; (11) currency fluctuations; (12) stock-based compensation expense; (13) early retirement of debt; (14) conversion of convertible debt securities; and (15) termination of real estate leases. Each of the adjustments described above may relate to the Company as a whole or any part of the Company's business or operations.

STOCK OPTION AWARDS

A stock option is the right to acquire Shares at a fixed exercise price for a fixed period of time. Under the Amended 2016 Plan, the Committee may grant nonqualified stock options and/or incentive stock options. The number of Shares covered by each option will be determined by the Committee, but during any fiscal year of the Company, no participant may be granted options covering more than 18,000,000 Shares. The exercise price of the Shares subject to each option is set by the Committee but cannot be less than 100% of the fair market value (on the date of grant) of the Shares covered by the option. The exercise price of incentive stock options will not be less than 110% of fair market value if the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries. The total fair market value of the Shares (determined on the grant date) covered by incentive stock options that first become exercisable by any participant during any calendar year also may not exceed $100,000.

Options become exercisable and terminate at the times and on the terms established by the Committee, but options generally may not expire later than ten years after the date of grant (such term to be limited to five years in the case of an incentive stock option granted to a participant who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries). If the participant terminates service before his or her option's normal expiration date, the option may terminate sooner than its normal expiration date, depending upon the reason for the termination.

The exercise price of each option must be paid in full at the time of exercise. The Committee also may permit payment through the tender of Shares that are already owned by the participant, by cashless or "net" exercise, or by any other means that the Committee determines to provide legal consideration for the Shares and is consistent with the Amended 2016 Plan's purpose. Any taxes required to be withheld must be paid by the participant at the time of exercise.

STOCK APPRECIATION RIGHT AWARDS

SARs are Awards that give a participant the right to receive payment from the Company in an amount equal to: (1) the excess of the fair market value of a Share on the date of exercise over the exercise price, multiplied by (2) the number of Shares with respect to which the SAR is exercised. SARs may be granted as a separate Award or together with an option. Proceeds from SAR exercises may be paid in cash or Shares, as determined by the Committee. The number of Shares covered by each SAR will be determined by the Committee, but during any fiscal year of the Company, no participant may be granted SARs for more than 18,000,000 Shares.

Awards of SARs may be granted in connection with all or any part of an option or may be granted independently of options. The Committee determines the terms and conditions of each SAR. However, the exercise price of a SAR may not be less than 100% of the fair market value of a Share on the grant date. SARs expire at the times established by the Committee, but subject to the same maximum time limits as are applicable to options granted under the Amended 2016 Plan.

RESTRICTED AND UNRESTRICTED STOCK AWARDS

Restricted stock awards are Shares, which vest in accordance with terms established by the Committee in its discretion. Unrestricted stock awards are Shares that have no restrictions such as vesting terms. The number of Shares of restricted and unrestricted stock granted to any employee or consultant will be determined by the Committee, but during any fiscal year of the Company, no participant may be granted more than 2,000,000 Shares.

In determining the vesting schedule for any Award of restricted stock, the Committee may impose whatever conditions to vesting it determines to be appropriate. For example, the Committee may (but is not required to) provide that restricted stock will vest only if one or more performance objectives are satisfied and/or only if the participant remains employed with the Company for a specified period of time. If the Committee desires that the Award be intended to qualify as performance-based compensation under Section 162(m), any restrictions will be based on a specified list of performance goals (see "Performance Goals" above for more information).

Participants holding unvested Shares of restricted stock will not be entitled to any dividends and other distributions paid or distributed by the Company on the equivalent number of vested Shares. Notwithstanding the foregoing, at the Committee's discretion, the holder of unvested Shares may be credited with such dividends and other distributions provided that such dividends and other distributions will be paid or distributed to the participant only if, when and to the extent such Shares vest. The value of dividends and other distributions payable or distributable with respect to any Shares that do not vest will be forfeited.

STOCK UNIT, PERFORMANCE UNIT, AND PERFORMANCE SHARE AWARDS

Stock units, performance units, and performance shares are Awards in which amounts are credited to a bookkeeping account established for the participant. A stock or performance unit has an initial value that is established by the Committee at the time of its grant. A performance share has an initial value equal to the fair market value of a Share on the date of grant. The number of stock units, performance units or performance shares granted to any employee or consultant will be determined by the Committee, but during any fiscal year of the Company, no participant may be granted stock units, performance units or performance shares having, in the aggregate, a grant date value (assuming maximum payout) greater than $20 million or covering more than 2,000,000 Shares (assuming maximum payout), whichever is greater.

Whether a stock unit, performance unit or performance share Award actually will result in a payment to a participant will depend upon the extent to which the performance objectives, if any, established by the Committee are satisfied and the vesting criteria, if any, are met. The applicable performance objectives, vesting criteria and all other terms and conditions of the Award will be determined at the discretion of the Committee and may be based upon the achievement of Company-wide, business unit or individual goals, which may include continued employment or service, or any other basis determined by the Committee. In order for an Award of performance units, performance shares or stock units to qualify as "performance-based" compensation under Section 162(m), the Committee must use one or more of the Performance Goals that are discussed above.

After a stock unit, performance unit or performance share Award has vested (that is, after any applicable performance objective(s) have been achieved and/or any applicable vesting criteria satisfied), the participant will be entitled to a payment of cash and/or Shares, as determined by the Committee. However, upon grant of an Award of performance shares, performance units or stock units, the Committee may set terms and conditions for deferral of payment of an Award of performance shares, performance units or stock units. The deferral period will be fixed by the Committee on the date of grant and any Award may provide for the earlier termination of such period in the event of a change in control of the Company or other similar transaction or event.

DIVIDEND EQUIVALENTS

Dividend Equivalents refer to a participant's right to receive cash or Shares for each Share represented by an Award held by such participant in an amount equal to the ordinary dividends paid on an equivalent number of Shares. Any dividend equivalents credited with respect to an Award will be settled in cash or Shares only if, when and to the extent the Award vests, provided that settlement of earned Dividend Equivalents may be deferred as described in the Amended 2016 Plan. The value of amounts payable with respect to any Award or portion of any Award that does not vest will be forfeited.

NONTRANSFERABILITY OF AWARDS

Awards granted under the Amended 2016 Plan may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution. If permitted by the Committee (at its discretion), a participant may designate one or more beneficiaries to receive any vested but unpaid Awards following his or her death. Notwithstanding the foregoing, a Participant may, if the Committee (in its discretion) so permits, transfer an Award to an individual or entity other than the Company. Any such transfer will be made in accordance with such procedures as the Committee may specify from time to time.

CHANGE IN CONTROL

The Amended 2016 Plan provides that, except as set forth in an applicable award agreement, in the event of a change in control, the acquiror may, without the consent of any participant, either assume or continue awards under the Amended 2016 Plan or substitute for outstanding awards substantially equivalent awards covering the acquiror's stock. Except as set forth in an applicable award agreement, outstanding awards which are neither assumed, continued or substituted by the acquiror in connection with the change in control will, contingent on the change in control, become fully vested and, if applicable, exercisable immediately prior to the change in control.

AWARDS SUBJECT TO CLAWBACK

Awards granted under the Amended 2016 Plan are subject to recoupment in accordance with any applicable law and any recoupment policy, arrangement or agreement adopted by the Company from time to time. The Company's clawback policy for executive officers currently allows for the recoupment of cash and equity incentive compensation when the executive officer is terminated for cause, or where all of the following factors are present: (a) the award was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) in the Board's view, the executive officer engaged in fraud or intentional misconduct that was a substantial contributing cause to the need for the restatement, and (c) a lower award would have been made to the executive officer based upon the restated financial results. In each such instance, the Company will seek to recover the individual executive officer's entire annual bonus or award for the relevant period, plus a reasonable rate of interest.

"Cause" for this purpose, means a good faith determination by the Company that the executive officer's employment should be terminated for any of the following reasons: (1) indictment, conviction or admission of any crimes involving theft, fraud or moral turpitude; (2) engaging in gross neglect of duties, including willfully failing or refusing to implement or follow direction of the Company; (3) breaching the Company's policies and procedures, including but not limited to the Code of Business Conduct; or (4) any action that results in financial, reputational or other harm to the Company and its affiliates and subsidiaries.

Amendment and Termination

The Board generally may amend or terminate the Amended 2016 Plan at any time and for any reason. However, no amendment, suspension or termination may materially and adversely impair the rights of any participant in the Amended 2016 Plan without his or her consent. Amendments will be contingent on shareholder approval if required by applicable law.

New Plan Benefits

The Amended 2016 Plan does not provide for set benefits or amounts of awards and we have not approved any awards that are conditioned on shareholder approval of the Amended 2016 Plan. However, as discussed in further detail in "Proposal No. 1 — Election of Directors — Compensation of Directors" above, each of our current non-employee directors, will be entitled to receive a grant of stock units under the Amended 2016 Plan on June 30, 2019 with a grant date fair value of $160,000. The following table summarizes the stock unit grants that our current non-employee directors as a group will receive if they remain a director following the 2019 Annual Meeting and highlights the fact that none of our executive officers (including our named executive officers) or employees will receive any set benefits or awards that are conditioned upon shareholder approval of the Amended 2016 Plan. All other future awards to non-employee directors, executive officers, employees and consultants of the Company under the Amended 2016 Plan are discretionary and cannot be determined at this time.

Name and position	Dollar value	Number of shares
Arthur Peck	—	—
CEO		
Teri List-Stoll	—	—
EVP and CFO		
Mark Breitbard	—	—
President and CEO, Banana Republic		
Neil Fiske	—	—
President and CEO, Gap		
Brent Hyder	—	—
EVP and Chief People Officer		
All current executive officers as a group (9 persons)	—	—
All current directors who are not executive officers as a group (12 persons)	$1,920,000	—
All employees, including all current officers who are not executive officers, as a group	—	—

(1) The number of shares subject to each non-employee director's stock unit grant will not be determinable until the grant date. See the section entitled "Compensation of the Named Executive Officers and Directors—Compensation of Directors" for more information.

Historical Plan Benefits

The 2016 Plan was originally adopted and became effective in 1996 and was named The Gap, Inc. 1996 Stock Option and Award Plan, and was subsequently amended and restated and renamed a number of times. The following table sets forth, for each of the individuals and groups indicated, the total number of Shares subject to stock awards that have been granted (even if not currently outstanding) under the 2016 Plan since the plan originally became effective through February 2, 2019, the last day of our fiscal year 2018.

Name and position[1]	Number of shares subject to stock awards
Arthur Peck[2]	4,979,693
CEO	
Teri List-Stoll	683,566
EVP and CFO	
Mark Breitbard	1,328,152
President and CEO, Banana Republic	
Neil Fiske	440,793
President and CEO, Gap	
Brent Hyder	419,220
EVP and Chief People Officer	
All current executive officers as a group (9 persons)	10,670,064
All current directors who are not executive officers as a group (11 persons)[3]	2,712,687
All employees, including all current officers who are not executive officers, as a group	288,297,800

[1] Other than grants made to Mr. John J. Fisher (5,867 shares), Mr. Robert J. Fisher (1,097,782 shares) and Mr. William S. Fisher (825,817 shares) as directors, and in the case of Mr. Robert J. Fisher and Mr. William S. Fisher as former employees of the Company, no awards have been granted under the 2016 Plan to any associate of any of our directors (including nominees) or executive officers, and no person received 5% or more of the total awards granted under the 2016 Plan since its inception.

[2] Mr. Peck is also a nominee for election as a director.

[3] This group includes all the nominees for election as a director other than Mr. Peck.

Please also refer to the Equity Compensation Plan Information table on page 50 for further information about Shares, which may be issued upon the exercise of options, warrants and rights granted to employees, consultants or members of our Board of Directors under all of our equity compensation plans as of February 2, 2019, including the 2016 Long-Term Incentive Plan and the Employee Stock Purchase Plan.

U.S. Federal Income Tax Consequences

The following is a general summary of the federal income tax consequences to U.S. taxpayers and the Company of Awards under the 2016 Plan. Tax consequences for any particular individual may be different. Participants should consult with their own tax advisors for more detailed information on how Awards will be taxed in their particular circumstances.

NONQUALIFIED STOCK OPTIONS AND SARs

No amount is included in the taxable income of a participant when a nonqualified stock option or SAR is awarded or vests. Upon exercise of a nonqualified stock option, a participant will recognize ordinary income equal to the difference between the fair market value of the Shares received and the exercise price. Upon exercise of a SAR, a participant will recognize ordinary income equal to the amount of cash received and the fair market value of any Shares received from the Company (before tax withholding). Any additional gain or loss recognized upon a later sale or other disposition of the acquired Shares is generally taxed as capital gain or loss.

INCENTIVE STOCK OPTIONS

No amount is included in the taxable income of a participant when an incentive stock option is granted or exercised. However, the participant may be subject to the alternative minimum tax in the year of exercise because the difference between the fair market value of the Shares received and the exercise price is included in the amount of the participant's alternative minimum taxable income for that year. If the participant exercises the option and then sells the acquired Shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as long-term capital gain or loss. If the participant exercises the option and sells the acquired Shares before the end of the two- or one-year holding periods, however, the difference between the fair market value of the stock on the date of the option exercise and the exercise price is taxed as ordinary income. If the value of the Shares has decreased following the option exercise, the participant's ordinary income is limited to the difference between the sale price and the exercise price. If the value of the Shares has increased following the option exercise, the difference between the fair market value of the Shares at the time of exercise and the sale price is taxed as capital gain.

RESTRICTED STOCK, UNRESTRICTED STOCK, STOCK UNITS, PERFORMANCE UNITS AND PERFORMANCE SHARES

No amount is included in the taxable income of a participant upon receipt of restricted stock, stock units, performance units, or performance shares if such Awards are subject to vesting requirements. The participant will generally recognize ordinary income upon vesting of restricted stock, and payout of stock units, performance units or performance shares. In the case of stock units, performance units, or performance shares, if the Committee has set terms and conditions for the deferral of payment of the Award following the time of vesting, the participant will recognize ordinary income at the time of such payment. Alternatively, with respect to restricted stock, a participant may elect under Code Section 83(b) to be taxed at the time of the Award. An election under Section 83(b) must be filed with the Internal Revenue Service (with a copy to the Company) within 30 days after the date of the Award. A participant receiving unrestricted stock will recognize income at the time of the Award. With respect to restricted stock and unrestricted stock, the amount of ordinary income recognized by the participant will be equal to the fair market value of the Shares at the time income is recognized minus any amount paid for the Shares. With respect to stock units, performance units or performance shares, the amount of ordinary income will be equal to the amount of cash and/or the fair market value of Shares (at the time income is recognized) that the participant receives from the Company (before tax withholding) minus any amount paid for the Shares. In general, any gain or loss recognized upon sale of the Shares thereafter will be taxed as a capital gain or loss.

Tax Effect on the Company

We generally will be entitled to a tax deduction in connection with the vesting, settlement or exercise of an award under the Amended Incentive Plan in an amount equal to the ordinary income realized by a participant at the time the participant recognizes such income, such as when a participant exercises a nonqualified stock option.

Section 162(m) of the Code ("Section 162(m)") places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. Historically there has been an exemption from this $1 million deduction limit for compensation payments that qualified as "performance-based" under Section 162(m). Generally, in the past we have designed our executive compensation program to permit the Committee to award compensation intended to be eligible for deductibility to the extent permitted by Section 162(m) and the relevant IRS regulations.

With the enactment of the 2017 Tax Cuts and Jobs Act, however, the performance-based compensation exemption has been eliminated, except with respect to certain grandfathered arrangements. While the Committee considers the deductibility of compensation as one factor in determining executive compensation, the Committee believes that it is in the best interests of our shareholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating and retaining key employees.

The foregoing is only a summary of the effect of federal income taxation upon participants and the Company with respect to the grant and exercise of awards under the 2016 Plan. It does not purport to be complete, and does not discuss the tax consequences of a service provider's death or the provisions of the income tax laws of any municipality, state or foreign country in which the service provider may reside.

Recommendation

We are requesting that shareholders approve the Amended 2016 Plan. We believe that employees with an ownership stake in our business become highly motivated to achieve our corporate goals and increase long-term shareholder value.

BENEFICIAL OWNERSHIP OF SHARES

Beneficial Ownership Table

The following table sets forth certain information as of March 25, 2019 to indicate beneficial ownership of our common stock by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each director and nominee and each executive officer and former executive officer named in the "Summary Compensation Table" of this Proxy Statement, and (iii) all of our directors and executive officers as a group. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

| | Shares Beneficially Owned | | | |
Name of Beneficial Owner	Common Stock	Awards Vesting Within 60 Days[1]	Total	% of Class[2]
Directors and Named Executive Officers				
Amy Bohutinsky	0	5,867	5,867	*
Mark Breitbard	20,615	232,500	253,115	*
John J. Fisher[3]	63,495,010	5,867	63,500,877	16.8%
Robert J. Fisher[4]	47,130,408	19,495	47,149,903	12.4%
William S. Fisher[5]	61,243,175	19,495	61,262,670	16.2%
Neil Fiske	0	0	0	*
Tracy Gardner	5,801	16,918	22,719	*
Brian Goldner[6]	5,000	17,542	22,542	*
Isabella D. Goren	15,719	19,495	35,214	*
Brent Hyder	10,791	87,963	98,754	*
Teri List-Stoll	32,348	135,000	167,348	*
Bob L. Martin	44,248	19,495	63,743	*
Jorge P. Montoya	34,105	19,495	53,600	*
Chris O'Neill	0	7,151	7,151	*
Arthur Peck	312,561	1,410,000	1,722,561	*
Lexi Reese	0	5,867	5,867	*
Mayo A. Shattuck III	93,988	28,796	122,784	*
All directors and executive officers, as a group (21 persons)[7]	139,381,253	3,016,996	142,398,249	37.6%
Certain Other Beneficial Holders				
Doris F. Fisher[8]	23,120,495	0	23,120,495	6.1%
The Vanguard Group[9]	28,496,937	0	28,496,937	7.5%

[1] Reflects stock options exercisable and stock units vesting within 60 days after March 25, 2019. Also includes the outstanding stock units earned but unpaid to non-employee directors, which are subject to a three-year deferral period but would be issued immediately upon the resignation or retirement of the non-employee director, as described on page 15.

[2] "*" indicates ownership of less than 1% of the outstanding shares of our common stock.

(3) Includes (a) 5,867 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon his resignation or retirement over which he has sole dispositive and voting power, (b) 6,964,219 shares beneficially owned as trustee of trusts with sole dispositive and voting power, (c) 10,415,083 shares beneficially owned as a co-trustee of trusts of which he shares dispositive and voting power (including shares held by the trusts through a limited liability company), (d) 8,843,319 shares beneficially owned as trustee of trusts over which he has sole dispositive power and another proxyholder has sole voting power, (e) 10,252,389 shares for which John J. Fisher has proxies granting him sole voting power, (f) 20,000 shares beneficially owned through Delaware limited partnerships over which John J. Fisher has sole dispositive and voting power, and (g) 27,000,000 shares owned by FCH TBML LLC of which John J. Fisher is the sole manager with sole dispositive power over 27,000,000 shares, sole voting power over 23,400,000 shares with an irrevocable proxy granting a proxyholder sole voting power over 3,600,000 shares. In addition to the shares identified in the table above, John J. Fisher's spouse separately owns 44,387 shares, over which Mr. Fisher has no dispositive or voting control. John J. Fisher's address is 1300 Evans Avenue, No. 880154, San Francisco, California 94188.

(4) Includes (a) 19,495 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon his resignation or retirement over which he has sole dispositive and voting power, (b) 9,740,376 shares beneficially owned as a co-trustee of trusts of which he shares dispositive and voting power (including shares held by the trusts through a limited liability company), (c) 2,225,010 shares owned as community property with his spouse with shared dispositive and voting power, (d) 15,000 shares beneficially owned through Delaware limited partnerships over which Robert J. Fisher has sole dispositive and voting power, (e) 7,360,919 shares beneficially owned as trustee of a trust with sole dispositive and voting power, (f) 383,199 shares beneficially owned as trustee of trusts over which he has sole dispositive power and other proxyholders have sole voting power, (g) 405,804 shares for which Robert J. Fisher has proxies granting him sole voting power, (h) 738,515 shares beneficially owned as a co-trustee of a trust organized exclusively for charitable purposes for which Robert J. Fisher shares dispositive and voting power, and (i) 27,000,000 shares owned by FCH TBME LLC of which Robert J. Fisher is the sole manager with sole dispositive power over 27,000,000 shares, sole voting power over 23,400,000 shares with an irrevocable proxy granting a proxyholder sole voting power over 3,600,000 shares. In addition to the shares identified in the table above, Robert J. Fisher's spouse separately owns 125,792 shares over which Mr. Fisher has no dispositive or voting control. Robert J. Fisher's address is 1300 Evans Avenue, No. 880154, San Francisco, California 94188.

(5) Includes (a) 19,495 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon his resignation or retirement over which he has sole dispositive and voting power, (b) 10,568,094 shares beneficially owned as trustee of a trust with sole dispositive and voting power, (c) 14,072,570 shares beneficially owned as a co-trustee of trusts of which he shares dispositive and voting power (including shares held by the trusts through a limited liability company), (d) 8,532,116 shares beneficially owned as trustee of trusts with sole dispositive and voting power, (e) 15,000 shares beneficially owned through Delaware limited partnerships over which William S. Fisher has sole dispositive and voting power, (f) 367,014 shares beneficially owned as trustee of a trust with sole dispositive and voting power, (g) 405,804 shares beneficially owned as trustee of a trust for his benefit over which he has sole dispositive power and another proxyholder has sole voting power, (h) 4,100 shares owned as community property with his spouse with shared dispositive and voting power, (i) 2,785,000 shares beneficially owned as a co-trustee of a trust organized exclusively for charitable purposes for which William S. Fisher shares dispositive and voting power, and (j) 27,000,000 shares owned by FCH TBMS LLC of which William S. Fisher is the sole manager with sole dispositive power over 27,000,000 shares, sole voting power over 23,400,000 shares and an irrevocable proxy granting a proxyholder sole voting power over 3,600,000 shares. In addition to the shares identified in the table above, William S. Fisher's spouse separately owns 164,596 shares over which Mr. Fisher has no dispositive or voting control. William S. Fisher's address is 1300 Evans Avenue, No. 880154, San Francisco, California 94188.

(6) Mr. Goldner is not standing for reelection to the Board of Directors.

(7) Reflects the information above as well as information regarding our unnamed executive officers; provided, however, that shares reflected more than once in the table above with respect to John J. Fisher, Robert J. Fisher, and William S. Fisher are only reflected once in this line. See the note regarding various Fisher family holdings immediately following this table.

(8) Includes 10,000,000 shares beneficially owned as trustee of a trust for which Doris F. Fisher has sole dispositive power and another proxyholder has sole voting power. Amounts shown do not include shares held directly or indirectly by Mrs. Fisher's three adult sons or their spouses, beneficial ownership of which is disclaimed because Mrs. Fisher does not have voting or dispositive control over such shares. Doris F. Fisher's address is 1300 Evans Avenue, No. 880154, San Francisco, California 94188.

(9) The Schedule 13G filed with the SEC by The Vanguard Group on February 11, 2019 indicates that, as of December 31, 2018, The Vanguard Group has sole power to direct the voting of 254,405 shares, shared power to direct the voting of 45,830 shares, sole power to direct the disposition of 28,200,591 shares, and shared power to direct the disposition of 296,346 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

Note Regarding Various Fisher Family Holdings

SEC rules require reporting of beneficial ownership of certain shares by multiple parties where voting and/or dispositive power over those shares is shared by those multiple parties. As a result, the following shares are listed multiple times in the table above.

The shares described in footnotes (3), (4) and (5) above for which voting and investment power is shared by Messrs. John J. Fisher, Robert J. Fisher, and/or William S. Fisher actually represent an aggregate of 14,009,820 shares, rather than 28,019,640 shares, as a result of that shared voting and investment power.

In addition, the shares described in footnotes (3), (4) and (5) above for which sole dispositive power is held by one person and sole voting power is held by a different person actually represent an aggregate of 19,190,309 shares, rather than 38,380,618 shares.

For purposes of the above table, removing the shares counted multiple times (described above) results in an aggregate total beneficial ownership of 36.6% of the outstanding shares by Messrs. John J. Fisher, Robert J. Fisher, William S. Fisher and charitable entities for which one or more Fishers is a trustee.

The aggregate total beneficial ownership of Mrs. Doris F. Fisher and Messrs. John J. Fisher, Robert J. Fisher, and William S. Fisher, including charitable entities for which one or more of the Fishers is a trustee, is 42.7% of the outstanding shares. Mrs. Doris F. Fisher, and Messrs. John J. Fisher, Robert J. Fisher, and William S. Fisher each disclaim beneficial ownership over shares owned by other members of the Fisher family, except as specifically disclosed in the footnotes above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and holders of more than 10% of the Company's common stock, to file with the Securities and Exchange Commission reports about their ownership of the Company's common stock. Such directors, officers and 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Securities and Exchange Commission regulations require us to identify in this Proxy Statement anyone who filed a required report late during the most recent fiscal year. The Company notes that due to an administrative error, dividend equivalent rights accrued by Tracy Gardner on November 22, 2017, and dividend equivalent rights accrued by Brian Goldner on August 12, 2017, were not reported on Form 4 filings at the time of the transactions. Ms. Gardner and Mr. Goldner each reported their respective dividend equivalent rights on Form 4 filings on July 3, 2018. These transactions did not result in any liability under Section 16(b) of the Exchange Act. Based on our review of forms we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that during fiscal 2018 all other Section 16(a) filing requirements were satisfied on a timely basis or previously disclosed.

OTHER INFORMATION

Questions and Answers About the Annual Meeting and Voting

Who are the proxyholders and how were they selected?

The proxyholders are Arthur Peck, Julie Gruber and Teri List-Stoll, who were selected by our Board of Directors and are officers of the Company. The proxyholders will vote all proxies, or record an abstention, in accordance with the directions on the proxy. If no contrary direction is given, the shares will be voted as recommended by our Board of Directors.

How much did this proxy solicitation cost and who pays for it?

The Company will pay all expenses in connection with the solicitation of the proxies relating to this Proxy Statement, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to security owners. In addition to solicitation by mail, certain of our officers, directors and employees (who will receive no extra compensation for their services) may solicit proxies by email, by telephone, by fax or in person. We have also retained the services of D.F. King & Co. to solicit the proxies of certain shareholders for the Annual Meeting and provide other consultation services. The cost of D.F. King's services is estimated to be $8,000, plus reimbursement of out-of-pocket expenses.

How can I electronically access the proxy materials?

We are using the Internet as our primary means of furnishing our proxy materials to most of our shareholders. Rather than sending those shareholders a paper copy of our proxy materials, we are sending a Notice of Internet Availability of Proxy Materials. That Notice contains instructions for accessing the materials and voting via the Internet. The Notice also contains information on how to request a paper copy of the proxy materials by mail. We believe this method of distribution makes the proxy distribution process more efficient, less costly and limits our impact on the environment. This Proxy Statement and our 2018 Annual Report to Shareholders are available at: www.gapinc.com (follow the Investors, Annual Reports and Proxy links).

Can I receive proxy materials for future annual meetings by email rather than receiving a paper copy of the Notice?

If you are a Shareholder of Record or a Beneficial Owner, you may elect to receive the Notice or other future proxy materials by email by logging into www.proxyvote.com. If you are a Beneficial Owner, you can also contact your broker directly to opt for email delivery of proxy materials. If you choose to receive proxy materials by email, next year you will receive an email with instructions on how to view those materials and vote before the next annual meeting. Your choice to obtain documents by email will remain in effect until you notify us otherwise. Delivering future notices by email will help us further reduce the cost and environmental impact of our shareholder meetings.

What is "householding"?

Under SEC rules, a single package of Notices may be sent to any household at which two or more shareholders reside if they appear to be members of the same family, unless contrary instructions have been received. Each shareholder continues to receive a separate Notice within the package. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge toll free at 1-866-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Shareholders who wish to receive a separate set of proxy materials should contact Broadridge at the same phone number or mailing address.

What is the difference between a shareholder of record and a beneficial owner of shares?

Shareholder Of Record

If your shares are registered directly in your name with the Company's transfer agent, Equiniti Trust Company, you are considered the shareholder of record with respect to those shares.

Beneficial Owner

If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name." The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Please note that the organization is not allowed to vote your shares on most matters without your instructions, so it is important for you to provide direction to the organization on how to vote.

May I attend the Annual Meeting?

All shareholders as of the close of business on the Record Date, or holders of a valid proxy for the Annual Meeting, are entitled to attend the Annual Meeting. Shareholders who plan to attend the Annual Meeting must present valid photo identification. In addition, if you are not a shareholder of record but hold shares through a broker, bank, trustee, nominee, or other similar organization (i.e., in street name), you must provide proof of beneficial ownership as of the Record Date. Proof of beneficial ownership can take the form of your most recent account statement prior to the Record Date, a copy of the voting instruction form provided by your broker, bank, trustee, nominee, or other similar organization, a copy of the Notice of Internet Availability of Proxy Materials, if one was mailed to you, or similar evidence of ownership. The Company reserves the right to deny admittance to anyone who cannot adequately show proof of share ownership as of the Record Date.

How can I listen to the live webcast of the meeting?

We plan to offer an audio webcast of the Annual Meeting at www.gapinc.com. If you choose to listen to the webcast, go to our website at www.gapinc.com (follow the Investors, Webcasts links) shortly before the start of the meeting and follow the instructions provided. Please note that this webcast will be "listen only." If you would like to vote, ask questions, or otherwise interact with the meeting participants, you will need to attend the meeting in person. The webcast will be recorded and available for replay on www.gapinc.com for at least 30 days following the Annual Meeting.

Are votes confidential? Who counts the votes?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects the voting privacy of our shareholders. Your vote will not be disclosed to anyone, except:

- As required to tabulate and certify the vote;
- As required by law; and/or
- If you provide written comments on your proxy card (the proxy card and comments would then be forwarded to us for review).

We retain an independent tabulator and inspector of election to receive and tabulate the proxies and to certify the voting results.

What happens if I do not give specific voting instructions?

Shareholder Of Record

If you are a shareholder of record and you sign, date and return a proxy card but do not specify how to vote, your shares will be voted in accordance with the recommendations of the Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the Annual Meeting or any adjournments or postponements thereof.

Beneficial Owner

If you are a beneficial owner and hold your shares through a broker, bank, or other similar organization, and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on a particular matter. Brokers and other nominees have the discretion to vote on routine matters such as Proposal 2 (ratification of the selection of independent registered public accounting firm), but do not have the discretion to vote on non-routine matters such as Proposal 1 (election of directors), Proposal 3 (advisory vote on executive compensation), and Proposal 4 (amendment and restatement of The Gap, Inc. 2016 Long-Term Incentive Plan). Therefore, your shares will not be voted on non-routine matters without your voting instructions.

What constitutes a "quorum" for the Annual Meeting?

The holders of a majority of the outstanding shares of our common stock, present in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. The independent inspector(s) of election appointed for the Annual Meeting will determine whether or not a quorum is present and will tabulate votes cast by proxy or in person at the Annual Meeting.

Abstentions are included in the determination of shares present for quorum purposes. Because abstentions represent shares entitled to vote, the effect of an abstention will generally be the same as a vote against a proposal. However, abstentions will have no effect on the election of directors.

What are broker non-votes and how are they counted?

Broker non-votes occur when nominees, such as brokers and banks holding shares on behalf of the beneficial owners, are prohibited from exercising discretionary voting authority for beneficial owners who have not provided voting instructions. Brokers and other nominees may vote without instruction only on "routine" proposals. On "non-routine" proposals, nominees cannot vote without instructions from the beneficial owner, resulting in so-called "broker non-votes." The proposal to ratify Deloitte & Touche LLP as the Company's independent registered public accounting firm is the only routine proposal on the agenda for our Annual Meeting. The other three proposals on the agenda are non-routine. If you hold your shares with a broker or other nominee, they will not be voted on non-routine proposals unless you give voting instructions.

So long as the broker has discretion to vote on at least one proposal, broker non-votes are counted in determining a quorum but are not counted for purposes of determining the number of shares present in person or represented by proxy on a voting matter.

What vote is required to approve each proposal?

Election Of Directors

Election of directors by shareholders will be determined by a majority of the votes cast with respect to each director, in person or by proxy, at the Annual Meeting. Pursuant to the Company's Bylaws, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Votes cast shall include votes "for" and "against" a nominee, and exclude "abstentions" and "broker non-votes" with respect to that nominee's election. Under our Corporate Governance Guidelines, at any meeting of shareholders where nominees are subject to an uncontested election (the number of nominees is equal to the number of seats), any nominee for director who receives a greater number of votes "against" his or her election than votes "for" such election, shall submit to the Corporate Secretary of the Company a letter offering his or her resignation, subject to the Board of Directors' acceptance. The Governance and Sustainability Committee will consider the offer of resignation and will recommend to the Board the action to be taken. The Board of Directors will act promptly with respect to each such letter of resignation and will promptly notify the director concerned of its decision. The Board of Directors' decision will be disclosed publicly.

Other Proposals

The other three matters on the agenda for shareholder approval at the Annual Meeting will be decided by the affirmative vote of a majority of the shares present, in person or by proxy, at the Annual Meeting and entitled to vote on the subject matter. Note that Proposal 2 (ratification of the selection of independent registered public accounting firm) and Proposal 3 (advisory vote on executive compensation) are advisory only and will not be binding on the Company, the Board or any committee of the Board. The results of the votes on these proposals will be taken into consideration by the Company, the Board or the appropriate committee of the Board, as applicable, when making future decisions regarding these matters.

How will any other items be voted upon at the Annual Meeting?

If any other matter not mentioned in this Proxy Statement is properly brought before the meeting, including without limitation (i) matters about which the proponent failed to notify us on or before February 21, 2019 (ii) shareholder proposals omitted from this Proxy Statement and the form of proxy pursuant to the proxy rules of the SEC, and (iii) matters incidental to the conduct of the meeting, the proxyholders will vote upon such matters in accordance with their best judgment pursuant to the discretionary authority granted by the proxy. As of the date of the printing of this Proxy Statement, our management is not aware, nor has it been notified, of any other matters that may be presented for consideration at the meeting.

May I change my vote?

You may revoke your proxy at any time before its exercise by writing to our Corporate Secretary at our principal executive offices as follows:

Corporate Secretary
Gap Inc.
Two Folsom Street
San Francisco, California 94105

You may also revoke your proxy by timely delivery of a properly executed, later-dated proxy (including a telephone or Internet vote) or by voting in person at the Annual Meeting.

When are shareholder proposals for the 2020 Annual Meeting due?

If a shareholder would like us to consider including a proposal in our Proxy Statement and form of proxy for our Annual Meeting in 2020, the Company's Corporate Secretary must receive it no later than December 11, 2019. Proposals must be addressed to our Corporate Secretary at Gap Inc., Two Folsom Street, San Francisco, California 94105.

Our Amended and Restated Bylaws provide that in order for a shareholder to bring business before our Annual Meeting in 2020 (other than a proposal submitted for inclusion in the Company's proxy materials), the shareholder must give written notice to our Corporate Secretary by no later than the close of business (San Francisco Time) on February 21, 2020, and no earlier than January 22, 2020 (i.e., not less than 90 days nor more than 120 days prior to the first anniversary of the date of our 2019 Annual Meeting). The notice must contain information required by our Bylaws, including a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the Annual Meeting, the name and address of the shareholder proposing the business, the number of shares of the Company's stock beneficially owned by the shareholder, any material interest of the shareholder in the business proposed, any interests held by the shareholder in derivative securities of the Company or arrangements with persons holding derivative securities of the Company, and other information required to be provided by the shareholder pursuant to the proxy rules of the SEC. If a shareholder fails to submit the notice by February 21, 2020, then the proposed business would not be considered at our Annual Meeting in 2020 due to the shareholder's failure to comply with our Bylaws. Additionally, in accordance with Rule 14a-4 (c)(1) of the Securities Exchange Act of 1934, as amended, management proxyholders intend to use their discretionary voting authority with respect to any shareholder proposal raised at our Annual Meeting in 2020 as to which the proponent fails to notify us on or before February 21, 2020. Notifications must be addressed to our Corporate Secretary at Gap Inc., Two Folsom Street, San Francisco, California 94105. A copy of the full text of the Bylaw provisions relating to our advance notice procedure may be obtained by writing to our Corporate Secretary at that address or at www.gapinc.com (follow the Investors, Governance links).

By Order of the Board of Directors,



Julie Gruber
Corporate Secretary

APPENDIX **A**

THE GAP, INC. 2016 LONG-TERM INCENTIVE PLAN
(As Amended and Restated Effective as of May 21, 2019)

THE GAP, INC., having adopted The Gap, Inc. 2016 Long-Term Incentive Plan (formerly known as the "1996 Stock Option and Award Plan," the "2006 Long-Term Incentive Plan" and "2011 Long-Term Incentive Plan") (the "Plan") effective as of March 26, 1996, and having amended the Plan on several subsequent occasions, hereby amends and restates the Plan in its entirety, effective as of May 21, 2019, as follows:

SECTION 1
BACKGROUND, PURPOSE AND DURATION

1.1 Background
The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, SARs, Restricted Stock, Unrestricted Stock, Performance Units, Performance Shares, and Stock Units.

1.2 Purpose of the Plan
The Plan is intended to increase incentive and to encourage Share ownership on the part of Employees, Consultants and Nonemployee Directors. The Plan also is intended to further the growth and profitability of the Company and to permit the payment of compensation that qualifies as performance-based compensation under Section 162(m) of the Code.

1.3 Duration
This amended and restated Plan is effective as of May 21, 2019 and shall remain in effect thereafter unless terminated earlier under Section 11. However, without further stockholder approval, no Incentive Stock Option may be granted under the Plan after May 17, 2026.

SECTION 2
DEFINITIONS

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

2.1 "1934 Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the 1934 Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.2 "Affiliate" means any corporation or any other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

2.3 "Applicable Laws" means the requirements relating to the administration of equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

2.4 "Award" means, individually or collectively, a grant under the Plan of Nonqualified Stock Options, Incentive Stock Options, SARs, Restricted Stock, Unrestricted Stock, Performance Units, Performance Shares, or Stock Units.

2.5 "Award Agreement" means the written agreement (which may be electronic) setting forth the terms and conditions applicable to each Award granted under the Plan.

2.6 "Board" or "Board of Directors" means the Board of Directors of the Company.

2.7 "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.8 "Committee" means the committee appointed by the Board (pursuant to Section 3.1) to administer the Plan. Unless otherwise determined by the Board, the Compensation and Management Development Committee of the Board shall constitute the Committee.

2.9 "Common Stock" means the common stock of the Company.

2.10 "Company" means The Gap, Inc., a Delaware corporation, or any successor thereto.

2.11 "Consultant" means any consultant, independent contractor, director of an Affiliate, or other person who provides significant services to the Company or an Affiliate, but who is neither an Employee nor a Director.

2.12 "Deferral Period" means the period of time during which Stock Units, Performance Units, or Performance Shares are subject to deferral limitations under Section 9.

2.13 "Determination Date" means, as to a Performance Period, the latest date possible that will not jeopardize an Award's qualification as "performance-based compensation" under Section 162(m) of the Code.

2.14 "Director" means any individual who is a member of the Board.

2.15 "Disability" means a permanent and total disability within the meaning of Code Section 22(e)(3), provided that in the case of Awards other than Incentive Stock Options, the Committee in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Committee from time to time.

2.16 "Dividend Equivalents" means a Participant's right to receive cash or Shares for each Share represented by an Award held by such Participant in an amount equal to the ordinary dividends paid on an equivalent number of Shares. Any Dividend Equivalents credited with respect to an Award shall be settled in cash or Shares only if, when and to the extent the Award vests, provided that settlement of earned Dividend Equivalents may be deferred as set forth in Section 10.9. The value of amounts payable with respect to any Award or portion of any Award that does not vest shall be forfeited. Notwithstanding the foregoing, (a) unless otherwise determined by the Committee, no Dividend Equivalents shall be granted to any Participant the Committee believes is likely to be a "covered employee" as defined under Code Section 162(m)(3) when taxable income is recognized pursuant to the Dividend Equivalent or its related Award to the extent such grant would cause the compensation represented by the Dividend Equivalent or its related Award not to constitute performance-based compensation under Code Section 162(m), and (b) unless otherwise determined by the Committee, no Dividend Equivalent right shall be granted to the extent such grant could result in the payment of any tax under Code Section 409A. In addition, no Dividend Equivalents shall be granted with respect to SARs or Stock Options.

2.17 "Employee" means any employee of the Company or an Affiliate. Except as otherwise determined by the Company, a person shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or the employing Affiliate or (ii) transfers between locations of the Company or between the Company, any Affiliate, or any successor. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

2.18 "Exchange Program" means a program established by the Committee (i) providing for the repurchase of outstanding and unexercised Options or Stock Appreciation Rights by the Company whether in the form of a cash payment or otherwise or (ii) under which outstanding Awards are amended to provide for a lower Exercise Price or surrendered or cancelled in exchange for (a) Awards with a lower Exercise Price, (b) a different type of Award or awards under a different equity incentive plan, (c) cash, or (d) a combination of (a), (b) and/or (c). Notwithstanding the preceding, the term Exchange Program does not include any (i) action described in Section 4.3 or any action taken in connection with a change in control transaction nor (ii) transfer or other disposition permitted under Section 10.5. For the purpose of clarity, each of the actions described in the prior sentence, none of which constitute an Exchange Program, may be undertaken (or authorized) by the Committee in its sole discretion without stockholder approval.

2.19 "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

2.20 "Fair Market Value" means the fair market value of a Share on a particular date, as determined by the Committee in good faith. Unless otherwise determined by the Committee, the fair market value shall be the closing stock price of Shares as reported on the New York Stock Exchange (NYSE) on the relevant date (or, if no closing stock price is reported for the relevant date, on the last trading day for which a closing stock price of Shares is reported on the NYSE).

2.21 "Fiscal Year" means the fiscal year of the Company.

2.22 "Grant Date" means, with respect to an Award, the date that the Award was granted. The Grant Date of an Award shall not be earlier than the date the Award is approved by the Committee.

2.23 "Incentive Stock Option" means an Option to purchase Shares which is designated as an Incentive Stock Option and that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.

2.24 "Nonemployee Director" means a Director who is not an Employee.

2.25 "Nonqualified Stock Option" means an option to purchase Shares that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

2.26 "Option" means an Incentive Stock Option or a Nonqualified Stock Option.

2.27 "Parent" means a "parent corporation" of the Company whether now or hereafter existing, as defined in Code Section 424(e).

2.28 "Participant" means an Employee, Consultant, or Nonemployee Director who has an outstanding Award.

2.29 "Performance Goals" means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) pursuant to Section 5 to be applicable to a Participant with respect to an Award.

2.30 "Performance Period" means any Fiscal Year or such other period as determined by the Committee in its sole discretion during which performance objectives or other vesting criteria must be met.

2.31 "Performance Share" means an Award of Performance Shares granted to a Participant pursuant to Section 9.

2.32 "Performance Unit" means an Award of Performance Units granted to a Participant pursuant to Section 9.

2.33 "Period of Restriction" means the period during which Shares of Restricted Stock, Unrestricted Stock, Stock Units, Performance Units, or Performance Shares are subject to forfeiture and/or restrictions on transferability and therefore, the Shares covered by the Award are subject to a substantial risk of forfeiture. As provided in Section 8 and 9, such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Committee, in its discretion.

2.34 "Plan" means The Gap, Inc. 2016 Long-Term Incentive Plan, as set forth in this instrument and as hereafter amended from time to time.

2.35 "Restricted Stock" means an Award granted to a Participant pursuant to Section 8.

2.36 "Retirement" shall, in the case of an Employee, have the meaning, if any, set forth in the Employee's Award Agreement; provided, however, that with respect to Awards granted prior to May 17, 2011, "Retirement" shall have the meaning set forth in GapShare (the Company's "401(k)" plan) as of the Grant Date of the applicable Award. With respect to an Award granted to a person who is a Consultant at the time of grant, no Termination of Service shall be deemed to be on account of "Retirement". With respect to a Nonemployee Director, "Retirement" means a Termination of Service at or after the age of 72 or such other meaning provided by the Committee in an Award Agreement.

2.37 "Rule 16b-3" means Rule 16b-3 promulgated under the 1934 Act, and any future regulation amending, supplementing or superseding such regulation.

2.38 "Section 16 Person" means a person who, with respect to the Shares, is subject to Section 16 of the 1934 Act.

2.39 "Shares" means the shares of the Company's common stock, $0.05 par value.

2.40 "Stock Appreciation Right" or "SAR" means an Award, granted alone or in connection with a related Option, that pursuant to Section 7 is designated as a SAR.

2.41 "Stock Unit" means an Award of Stock Units granted pursuant to Section 9.

2.42 "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company as the corporation at the top of the chain, but only if each of the corporations below the Company (other than the last corporation in the unbroken chain) then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.43 "Tax Obligations" means tax and social insurance liability obligations and requirements in connection with the Awards, including, without limitation, (a) all federal, state, and local taxes (including the Participant's FICA obligation) and all non-U.S. taxes that are required to be withheld by the Company or the employing Affiliate, and (b) any other Company (or employing Affiliate) taxes the responsibility for which (i) the Participant has agreed to bear or (ii) where permitted by governing authorities outside the U.S., taxes the Company may choose to pass on to Participants, in each case with respect to the applicable Award (including on the grant, vesting or exercise thereof or purchase or issuance of Shares thereunder).

2.44 "Termination of Service" means (a) in the case of an Employee, a cessation of the employee-employer relationship between the Employee and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, Retirement, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous (i) reemployment of the individual by the Company or an Affiliate, or (ii) with respect to Awards (other than Incentive Stock Options) granted on or after January 28, 2003, engagement of the consulting services of the individual by the Company or an Affiliate; (b) in the case of a Consultant, a termination of the service relationship between the Consultant and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous (i) re-engagement of the services of the individual by the Company or an Affiliate, or (ii) with respect to Awards granted on or after January 28, 2003, employment of the individual by the Company or an Affiliate; and (c) in the case of a Nonemployee Director, a cessation of the Director's service on the Board for any reason, including, but not by way of limitation, a termination by resignation, death, Disability, Retirement or non-reelection to the Board, but excluding, with respect to Awards granted on or after May 17, 2011, any such cessation where there is a simultaneous (i) re-engagement of the services of the individual by the Company or an Affiliate, or (ii) employment of the individual by the Company or an Affiliate.

2.45 "Unrestricted Stock" means an Award granted to a Participant pursuant to Section 8.

SECTION 3
ADMINISTRATION

3.1 The Committee

The Plan shall be administered by the Committee. The Committee shall consist of not less than two (2) Directors who shall be appointed from time to time by, and shall serve at the pleasure of, the Board. The Committee shall be comprised solely of Directors who both are (a) "non-employee directors" under Rule 16b-3, and (b) "outside directors" under Code Section 162(m).

3.2 Authority of the Committee

It shall be the duty of the Committee to administer the Plan in accordance with the Plan's provisions. Subject to the provisions of the Plan, the Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (a) determine which Employees and Consultants shall be granted Awards, (b) prescribe the terms and conditions of such Awards or amendments thereto, (c) determine which Nonemployee Directors shall be granted Awards and the terms and conditions thereof, provided that such Awards shall be subject to Board approval if so required by the Committee Charter, (d) interpret the Plan and the Awards, (e) adopt such procedures and subplans as are necessary or appropriate to permit participation in the Plan by Employees, Consultants and Nonemployee Directors who are foreign nationals or employed outside of the United States, (f) implement an Exchange Program, (g) implement or permit (i) an action described in Section 4.3, and/or (ii) a transfer or other disposition permitted under Section 10.5, (h) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, and (i) interpret, amend or revoke any such rules. Notwithstanding the preceding, the Committee shall not implement an Exchange Program without the approval of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at any Annual or Special Meeting of Shareholders of the Company. With respect to Nonemployee Directors, all references in the Plan to the Committee's discretion shall be subject to this Section 3.2 and shall require Board approval if so required by the Committee Charter.

3.3   Delegation by the Committee

The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the Plan to one or more Directors or officers of the Company in accordance with Applicable Laws; provided, however, that the Committee may not delegate its authority and powers (a) with respect to Section 16 Persons, or (b) in any way which would jeopardize the performance-based compensation exception under Code Section 162(m) or the exemption under Rule 16b-3.

3.4   Decisions Binding

All determinations and decisions made by the Committee, the Board, and any delegate of the Committee pursuant to the provisions of the Plan shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

SECTION 4
SHARES SUBJECT TO THE PLAN, NONEMPLOYEE DIRECTOR LIMIT

4.1   Number of Shares

Subject to adjustment as provided in Section 4.3, the total number of Shares available for grant under the Plan shall not exceed the sum of (a) 158,341,342 and (b) the number of Shares (not to exceed 40,225,653) that remain available for grant under the Company's 2002 Stock Option Plan as of the date of obtaining shareholder approval of the amended and restated Plan on May 9, 2006, (c) any Shares (not to exceed 28,019,786) that otherwise would have been returned to the 2002 Stock Option Plan after May 9, 2006 on account of the expiration, cancellation, or forfeiture of Awards granted thereunder, and (d) 25,000,000 Shares. For purposes of this Section 4.1, effective with respect to Awards granted on or after the May 17, 2011, each Award other than an Option or SAR shall reduce the number of Shares available for Awards under the Plan by 2 Shares for each Share covered by the Award in lieu of the 3-to-1 Share counting rule that applied under the Plan prior to such date. With respect to SARs and Options, the number of Shares which shall cease to be available under the Plan shall equal the total number of Shares covered by each SAR or Option, as evidenced in the applicable Award Agreement. To the extent an Award under the Plan (other than a SAR or Option) is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan (and in the case of Options or SARs shall reduce the number of Shares available for issuance under the Plan by the number of Shares having a Fair Market Value equal to the cash delivered). Subject to adjustment provided in Section 4.3, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options shall equal the aggregate Share number stated in this Section 4.1, plus, to the extent allowable under Section 422 of the Code, any Shares that become available for issuance under the Plan under Section 4.2. Shares granted under the Plan may be either authorized but unissued Shares or treasury Shares.

4.2   Lapsed Awards

To the extent an Award expires or is cancelled without having been exercised, or is surrendered pursuant to an Exchange Program, or, with respect to Restricted Stock, Unrestricted Stock, Performance Units, Performance Shares, or Stock Units is forfeited to or repurchased by the Company, the unpurchased Shares (or for Awards other than Options and SARs, the forfeited or repurchased Shares) which were subject thereto plus the number of additional Shares, if any, that counted against Shares available for issuance under the Plan in respect thereof using the Share counting rule in effect at the time the applicable Award was granted will become available for future grant or sale under the Plan (unless the Plan has terminated). Notwithstanding the foregoing, and except with respect to shares of Restricted Stock that are forfeited rather than vesting, Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan. Shares used to pay the tax and/or exercise price of an Award will not become available for future grant or sale under the Plan. For the avoidance of doubt, Shares purchased by the Company with the proceeds of a Stock Option exercise shall not again be available for issuance under the Plan.

4.3   Adjustments in Awards and Authorized Shares

In the event of a dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), merger, reorganization, consolidation, recapitalization, separation, liquidation, stock split, reverse stock split, split-up, spin-off, Share combination, repurchase, or exchange of Shares or other securities of the Company or other significant corporate transaction, or other significant change affecting the Shares, the Committee shall adjust the number, kind and class of securities which may be delivered under the Plan, the number, class, kind and price of securities subject to outstanding Awards, and the numerical limits of Sections 4.4, 6.1, 7.1.1, 8.1 and 9.1 in such manner as the Committee (in its sole discretion) shall determine to be appropriate to equitably adjust such Awards. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number. Notwithstanding the foregoing, all adjustments under this Section 4.3 shall be made in a manner that does not result in taxation under Code Section 409A or, for the avoidance of doubt, loss of the performance-based compensation exception under Code Section 162(m) to the extent applicable.

4.4   Limit on Nonemployee Director Awards

Other than the Chairman of the Board, no Nonemployee Director shall be granted Awards in any fiscal year of the Company, taken together with any cash retainers or other similar cash-based payments paid during such fiscal year for services on the Board, having an aggregate value in excess of $500,000. In addition, the non-employee Chairman of the Board shall not be granted Awards in any fiscal year of the Company, taken together with any cash retainers or other similar cash-based payments paid during such fiscal year for services on the Board, having an aggregate value in excess of $700,000. For this purpose, Restricted Stock, Unrestricted Stock, Performance Units, Performance Shares and Stock Units shall be valued based on the Fair Market Value on the Grant Date of the maximum number of Shares covered thereby (or the maximum dollar value thereof with respect to Awards denominated in dollars) and Options and SARs shall be valued using a Black-Scholes or other accepted valuation model, in each case, using reasonable assumptions. For the avoidance of doubt, such limit shall include the value of any Awards that are received in lieu of all or a portion of any cash retainers or other similar cash-based payments. The limits set forth in Sections 6.1, 7.1.1, 8.1 and 9.1 shall not apply to Nonemployee Directors.

4.5 The Committee may grant Awards under the Plan in substitution for stock and stock based awards held by employees of another corporation who become employees of the Company or a Subsidiary as the result of a merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the employing corporation. The Committee may direct that such Awards be granted with such terms and conditions as the Committee considers appropriate in the circumstances. Such Awards shall not reduce the Shares available for issuance under the Plan, nor shall shares subject to such Awards be added back to the Shares available for issuance under the Plan. Additionally, subject to the rules of the applicable stock exchange on which the Shares are listed, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consolidation payable to holder of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares available for issuance under the Plan (and shares subject to such Awards shall not be added back to the Shares available for Awards under the Plan); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not eligible to receive Awards under the Plan prior to such acquisition or combination.

SECTION 5
PERFORMANCE GOALS

5.1 Establishment of Performance Goals

For each Performance Period, with respect to Awards intended to comply with the performance-based compensation exception under Code Section 162(m), on or before the applicable Determination Date, the Committee shall establish and set forth in writing the Performance Goals, if any, and any particulars, components and adjustments relating thereto, applicable to each Participant. The Performance Goals, if any, for such Awards will be objectively measurable and will be based upon the achievement of a specified percentage or level in one or more of the following objectively defined and non-discretionary factors preestablished by the Committee: (a) comparable store sales growth; (b) earnings; (c) earnings per share; (d) return on equity; (e) return on net assets; (f) return on invested capital; (g) gross sales; (h) net sales; (i) net earnings; (j) free cash flow; (k) total shareholder return; (l) stock price; (m) gross margin; (n) operating margin; (o) market share; (p) inventory levels; (q) expense reduction; and (r) employee turnover. For Awards that are not intended to comply with the performance-based compensation exception under Code Section 162(m), Performance Goals may consist of objective and/or subjective elements based on any financial and non-financial criteria (including, without limitation, subjective criteria and individual performance), as established by the Committee in its sole discretion.

5.2 Committee Discretion on Performance Goals

As determined in the discretion of the Committee, the Performance Goals for any Performance Period may (a) differ from Participant to Participant and from Award to Award, (b) be based on the performance of the Company as a whole or the performance of a specific Participant or one or more subsidiaries, divisions, departments, regions, stores, segments, products, functions or business units of the Company, (c) be measured on a per share, per capita, per unit, per square foot, per employee, per store basis, and/or other objective basis, (d) be measured on a pre-tax or after-tax basis, and (e) be measured on an absolute basis or in relative terms (including, but not limited to, the passage of time and/or against other companies, financial metrics and/or an index). Without limiting the foregoing, the Committee shall adjust any performance criteria, Performance Goal or other feature of an Award that relates to or is wholly or partially based on the number of, or the value of, any stock of the Company, to reflect any stock dividend or split, repurchase, recapitalization, combination, or exchange of shares or other similar changes in such stock. Awards that are not intended by the Company to comply with the performance-based compensation exception under Code Section 162(m) may take into account other factors (including subjective factors).

5.3   Adjustments

For Awards intended to comply with the performance-based compensation exception under Code Section 162(m), the impact of objectively defined and non-discretionary items (includable in one or more of the following categories or other categories to the extent permitted by Code Section 162(m)) may be taken into account in any manner preestablished by the Committee in accordance with Code Section 162(m) when determining whether a Performance Goal has been attained: (a) changes in generally accepted accounting principles ("GAAP"); (b) nonrecurring items, if any, that may be defined in an objective and non-discretionary manner under U.S. GAAP accounting standards or other applicable accounting standards in effect from time to time; (c) the sale of investments or non-core assets; (d) discontinued operations, categories or segments; (e) legal claims and/or litigation and insurance recoveries relating thereto; (f) amortization, depreciation or impairment of tangible or intangible assets; (g) reductions in force, early retirement programs or severance expense; (h) investments, acquisitions or dispositions; (i) political, legal and other business interruptions (such as due to war, insurrection, riot, terrorism, confiscation, expropriation, nationalization, deprivation, seizure, and regulatory requirements); (j) natural catastrophes; (k) currency fluctuations; (l) stock based compensation expense; (m) early retirement of debt; (n) conversion of convertible debt securities; and (o) termination of real estate leases. Each of the adjustments described above may relate to the Company as a whole or any part of the Company's business or operations.

SECTION 6
STOCK OPTIONS

6.1   Grant of Options

Subject to the terms and provisions of the Plan, Options may be granted to Employees, Consultants and Nonemployee Directors at any time and from time to time as determined by the Committee in its sole discretion. The Committee, in its sole discretion, shall determine the number of Shares subject to each Option, provided that during any Fiscal Year, no Participant shall be granted Options covering more than 18,000,000 Shares. The Committee may grant Incentive Stock Options, Nonqualified Stock Options, or a combination thereof; provided, however, that any Options granted to Consultants or Nonemployee Directors pursuant to this Section 6 shall be Nonqualified Stock Options.

6.2   Award Agreement

Each Option shall be evidenced by an Award Agreement that shall specify the Exercise Price, the expiration date of the Option, the number of Shares to which the Option pertains, any conditions to exercise of the Option, and such other terms and conditions as the Committee, in its discretion, shall determine. The Award Agreement shall also specify whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option.

6.3   Exercise Price

Subject to the provisions of this Section 6.3, the Exercise Price for each Option shall be determined by the Committee in its sole discretion.

6.3.1   Nonqualified Stock Options

In the case of a Nonqualified Stock Option, the Exercise Price shall be determined by the Committee in its discretion but shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date.

6.3.2   Incentive Stock Options

In the case of an Incentive Stock Option, the Exercise Price shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date; provided, however, that if on the Grant Date, the Employee (together with persons whose stock ownership is attributed to the Employee pursuant to Code Section 424(d)) owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, the Exercise Price shall be not less than one hundred and ten percent (110%) of the Fair Market Value of a Share on the Grant Date.

6.3.3 Substitute Options

Notwithstanding the provisions of Sections 6.3.1 and 6.3.2, in the event that the Company or an Affiliate consummates a transaction described in Code Section 424(a) (*e.g.*, the acquisition of property or stock from an unrelated corporation), persons who become Employees or Consultants on account of such transaction may be granted Options in substitution for options granted by their former employer. If such substitute Options are granted, the Committee, in its sole discretion and consistent with Code Section 424(a) and Code Section 409A, may determine that such substitute Options shall have an Exercise Price less than one hundred percent (100%) of the Fair Market Value of the Shares on the Grant Date.

6.4 Expiration of Options.

6.4.1 Expiration Dates

Except as set forth by the Committee in an Award Agreement, each Option shall terminate no later than the first to occur of the following events:

(a) The date for termination of the Option set forth in the Award Agreement; or

(b) The expiration of ten (10) years from the Grant Date; or

(c) The expiration of three (3) months from the date of the Participant's Termination of Service for a reason other than the Participant's death, Disability or Retirement; or

(d) The expiration of one (1) year from the date of the Participant's Termination of Service by reason of Disability or death; or

(e) The expiration of one (1) year from the date of the Participant's Retirement (except as provided in Section 6.8.2 regarding Incentive Stock Options).

6.4.2 Committee Discretion

The Committee, in its sole discretion, (a) shall provide in each Award Agreement when each Option expires and becomes unexercisable, and (b) may, after an Option is granted, extend the term of the Option (subject to Section 6.8.4 regarding Incentive Stock Options). With respect to the Committee's authority in Section 6.4.2(b), if, at the time of any such extension, the exercise price per Share of the Option is less than the Fair Market Value of a Share, the extension shall, unless otherwise determined by the Committee, be limited to the earlier of (1) the maximum term of the Option as set by its original terms, or (2) ten (10) years from the Grant Date. Unless otherwise determined by the Committee, any extension of the term of an Option pursuant to this Section 6.4.2 shall comply with Code Section 409A to the extent necessary to avoid taxation thereunder.

6.5 Exercisability of Options

Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall determine in its sole discretion. After an Option is granted, the Committee, in its sole discretion, may accelerate the exercisability of the Option.

6.6 Payment

Options shall be exercised by the Participant's delivery of a notice of exercise in such form and manner as the Company may designate to the Secretary of the Company (or its designee), setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. Upon the exercise of any Option, the Exercise Price shall be payable to the Company in full in cash or its equivalent. The Committee, in its sole discretion, also may permit exercise (a) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Exercise Price, (b) by cashless or "net" exercise, or (c) by any other means which the Committee, in its sole discretion, determines to both provide legal consideration for the Shares, and to be consistent with the purposes of the Plan. As soon as practicable after receipt of a notification of exercise in such form and manner as the Company may designate and full payment for the Shares purchased, the Company shall deliver to the Participant (or the Participant's designated broker), Share certificates (which may be in book entry form) representing such Shares.

6.7 Restrictions on Share Transferability

The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option as it may deem advisable, including, but not limited to, restrictions related to applicable federal securities laws, the requirements of any national securities exchange or system upon which Shares are then listed or traded, or any blue sky or state securities laws.

6.8 Certain Additional Provisions for Incentive Stock Options.

6.8.1 Exercisability

The aggregate Fair Market Value (determined on the Grant Date(s)) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any Employee during any calendar year (under all plans of the Company and its Subsidiaries or any Parent) shall not exceed $100,000. To the extent that the aggregate Fair Market Value of the Shares with respect to which an Option designated as an Incentive Stock Option exceeds this $100,000 limit, such Option will be treated as a Nonqualified Stock Option. For purposes of this Section 6.8.1, Incentive Stock Options will be taken into account in the order in which they were granted, the Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted, and calculation will be performed in accordance with Code Section 422 and Treasury Regulations promulgated thereunder.

6.8.2 Termination of Service

No Incentive Stock Option may be exercised more than three (3) months after the Participant's Termination of Service for any reason other than Disability or death, unless (a) the Participant dies during such three-month period, and/or (b) the Award Agreement or the Committee permits later exercise (in which case the Option instead may be deemed to be a Nonqualified Stock Option). No Incentive Stock Option may be exercised more than one (1) year after the Participant's Termination of Service on account of Disability, unless (a) the Participant dies during such one-year period, and/or (b) the Award Agreement or the Committee permit later exercise (in which case the option instead may be deemed to be a Nonqualified Stock Option). Unless otherwise determined by the Committee, any extension of the term or exercise period on an Option pursuant to this Section 6.8.2 shall comply with Code Section 409A to the extent necessary to avoid taxation thereunder.

6.8.3 Company and Subsidiaries Only

Incentive Stock Options may be granted only to persons who are employees of the Company or a Subsidiary on the Grant Date.

6.8.4 Expiration

No Incentive Stock Option may be exercised after the expiration of ten (10) years from the Grant Date; provided, however, that if the Option is granted to an Employee who, together with persons whose stock ownership is attributed to the Employee pursuant to Code Section 424(d), owns stock possessing more than 10% of the total combined voting power of all classes of the stock of the Company or any of its Subsidiaries, the Option may not be exercised after the expiration of five (5) years from the Grant Date.

SECTION 7
STOCK APPRECIATION RIGHTS

7.1 Grant of SARs

Subject to the terms and conditions of the Plan, a SAR may be granted to Employees, Consultants, and Nonemployee Directors at any time and from time to time as shall be determined by the Committee, in its sole discretion.

7.1.1 Number of Shares

The Committee shall have complete discretion to determine the number of SARs granted to any Participant, provided that during any Fiscal Year, no Participant shall be granted SARs covering more than 18,000,000 Shares.

7.1.2 Exercise Price and Other Terms

The Committee, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan. The exercise price of each SAR shall be determined by the Committee in its discretion but shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date. After a SAR is granted, the Committee, in its sole discretion, may accelerate the exercisability of the SAR.

7.2 SAR Agreement

Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

7.3 Expiration of SARs

A SAR granted under the Plan shall expire upon the date determined by the Committee, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6.4 also shall apply to SARs.

7.4 Payment of SAR Amount

Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(b) The number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment upon SAR exercise may be in cash, Shares of equivalent value or a combination thereof, as set forth in the applicable Award Agreement.

SECTION 8
RESTRICTED STOCK AND UNRESTRICTED STOCK

8.1   Grant of Restricted Stock and Unrestricted Stock

Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and Unrestricted Stock to Employees, Consultants, and Nonemployee Directors in such amounts as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Shares to be granted to each Participant, provided that during any Fiscal Year, no Participant shall receive more than 2,000,000 Shares of Restricted Stock or Unrestricted Stock.

8.2   Restricted Stock or Unrestricted Stock Agreement

Each Award of Restricted Stock or Unrestricted Stock shall be evidenced by an Award Agreement that shall specify any Period of Restriction (if any), the number of Shares granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine. Unless the Committee determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

8.3   Transferability

Except as provided in this Section 8, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

8.4   Other Restrictions

The Committee, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate, in accordance with this Section 8.4.

8.4.1   General Restrictions

The Committee may set restrictions based upon continued employment or service with the Company and its Affiliates, the achievement of specific performance objectives (Company-wide, divisional, or individual), applicable federal or state securities laws, or any other basis determined by the Committee in its discretion.

8.4.2   Section 162(m) Performance Restrictions

For purposes of qualifying Awards of Restricted Stock as "performance-based compensation" under Code Section 162(m), the Committee, in its discretion, may set restrictions based upon the achievement of Performance Goals during the Performance Period. For such Awards, the Performance Goals and Performance Period shall be set by the Committee on or before the Determination Date. In granting Restricted Stock which is intended to qualify under Code Section 162(m), the Committee shall follow any procedures determined by it from time to time to be necessary or appropriate thereunder.

8.4.3   Legend on Certificates

The Committee, in its discretion, may legend the certificates representing Restricted Stock to give appropriate notice of the restrictions applicable to such Shares.

8.5   Removal of Restrictions

Except as may be provided in the Award Agreement, Restricted Stock shall be released from escrow as soon as practicable after the last day of the Period of Restriction. The Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 8.4.3 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to applicable laws. The Committee (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

8.6   Voting Rights

During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Committee determines otherwise.

8.7   Dividends and Other Distributions

During any Period of Restriction, Participants holding unvested Shares of Restricted Stock shall not be entitled to any dividends and other distributions paid or distributed by the Company on the equivalent number of vested Shares. Notwithstanding the foregoing, at the Committee's discretion, the holder of unvested Shares may be credited with such dividends and other distributions provided that such dividends and other distributions shall be paid or distributed to the Participant only if, when and to the extent such Shares vest. The value of dividends and other distributions payable or distributable with respect to any Shares that do not vest shall be forfeited.

8.8   Return of Stock to Company

On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed shall revert to the Company and again shall become available for grant under the Plan.

SECTION 9
STOCK UNITS, PERFORMANCE UNITS, AND PERFORMANCE SHARES

9.1   Grant of Stock Units, Performance Units, or Performance Shares

Subject to the terms and provisions of the Plan, Stock Units, Performance Units, or Performance Shares may be granted to Employees, Consultants, and Nonemployee Directors at any time and from time to time, as shall be determined by the Committee, in its sole discretion. The Committee shall have complete discretion in determining the number of Stock Units, Performance Units, or Performance Shares granted to each Participant, provided that during any Fiscal Year no Participant shall receive Stock Units, Performance Units or Performance Shares having, in the aggregate, a grant date value (assuming maximum payout) greater than $20,000,000 or covering more than 2,000,000 Shares (assuming maximum payout), whichever is greater.

9.2   Initial Value of Stock Units, Performance Units, or Performance Shares

Each Stock Unit and Performance Unit shall have an initial value that is established by the Committee on or before the Grant Date. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the Grant Date.

9.3 Award Agreement

Each Award of Stock Units, Performance Units, or Performance Shares shall be evidenced by an Award Agreement that shall specify the Performance Period, Period of Restriction, Deferral Period (if any), and such other terms and conditions as the Committee, in its sole discretion, shall determine.

9.4 Performance Objectives and Other Terms

The Committee shall set performance objectives, a Period of Restriction, Deferral Period, or other vesting criteria in its discretion which, depending on the extent to which they are met, will determine the number or value of Stock Units, Performance Units, or Performance Shares that will be paid out to the Participants. Each Award of Stock Units or Performance Units subject to a Deferral Period and each Award of Performance Shares subject to a Deferral Period shall be referred to herein as Deferred Units or Deferred Shares, respectively. Each Award of Stock Units subject to a Period of Restriction shall be referred to herein as a "Restricted Stock Unit." The time period during which the Award is subject to deferral shall be the "Deferral Period".

9.4.1 General Performance Objectives

The Committee may set performance objectives or vesting criteria based upon the achievement of Company-wide, divisional, or individual goals, applicable federal or state securities laws, or any other basis determined by the Committee in its discretion (for example, but not by way of limitation, upon continued employment or service with the Company and its Affiliates).

9.4.2 Section 162(m) Performance Objectives

For purposes of qualifying Awards of Stock Units, Performance Units, or Performance Shares as "performance-based compensation" under Code Section 162(m), the Committee, in its discretion, may determine that the performance objectives applicable to Stock Units, Performance Units, or Performance Shares shall be based on the achievement of Performance Goals during the Performance Period. For such Awards, the Performance Goals and Performance Period shall be set by the Committee on or before the Determination Date. In granting Stock Units which are intended to qualify under Code Section 162(m), the Committee shall follow any procedures determined by it from time to time to be necessary or appropriate thereunder.

9.4.3 Deferral of Awards

The Committee may set such terms and conditions for deferral of payment of an Award granted under this Section 9 in accordance with the following provisions or such other terms and conditions determined by the Committee in its sole discretion:

(a) Deferred Compensation

Each grant shall constitute the agreement by the Company to issue or transfer Shares or cash, or a combination thereof, to the Participant in the future in consideration of the performance of services, subject to the fulfillment during the Deferral Period of such conditions as the Committee may specify.

(b) Consideration

Each grant may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than Fair Market Value on the Grant Date.

(c) Deferral Period

Each grant shall provide that the Deferred Units and Deferred Shares covered thereby shall be subject to a Deferral Period, which shall be fixed by the Committee on the Grant Date (or such earlier time required for compliance with Code Section 409A), and any Award may provide for the earlier termination of such period in the event of a change in control of the Company or other similar transaction or event. If the Deferral Period is to terminate on account of a change in control or other similar transaction or event, unless otherwise determined by the Committee, such change in control or other similar transaction or event must constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company (as determined in accordance with Section 409A(a)(2)(A)(v) of the Code and Treasury regulation Section 1.409A-3(i)(5)).

9.5   Earning of Stock Units, Performance Units, or Performance Shares

After the applicable Period of Restriction or Deferral Period has ended, the Participant shall be entitled to receive a payout of the number of Stock Units, Performance Units, or Performance Shares earned by the Participant over the Period of Restriction or Deferral Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting requirements have been achieved during the Performance Period.

9.6   Form and Timing of Payment

Except as otherwise set forth in an Award Agreement, payment of earned Stock Units, Performance Units, or Performance Shares shall be upon the expiration of the applicable Period of Restriction (subject to any deferral permitted under Section 10.9) or Deferral Period. The Committee, in its sole discretion, may pay such earned Awards in cash, Shares, or a combination thereof, as set forth in the applicable Award Agreement.

9.7   Dividend Equivalents and Other Ownership Rights

During the Period of Restriction or Deferral Period, the Participant shall not have any right to transfer any rights under the subject Award, shall not have any rights of ownership in the Stock Units, Performance Units, or Performance Shares and shall not have any right to vote such Awards, but the Committee may, consistent with the requirements of Code Section 409A (including any exemption therefrom), on or after the Grant Date authorize the crediting of Dividend Equivalents on such shares or units in cash or additional Shares.

9.8   Cancellation

On the date set forth in the Award Agreement, all unearned or unvested Stock Units, Performance Units, or Performance Shares shall be forfeited to the Company.

SECTION 10
MISCELLANEOUS

10.1   No Effect on Employment or Service

Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment or service at any time, with or without cause. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Affiliates (or between Affiliates) shall not be deemed a Termination of Service. Employment with the Company and its Affiliates is on an at-will basis only.

10.2   Participation

No Employee, Consultant or Nonemployee Director shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award. A Participant's rights, if any, in respect of or in connection with any Award is derived solely from the discretionary decision of the Company to permit the individual to participate in the Plan and to benefit from a discretionary Award. By accepting an Award under the Plan, a Participant expressly acknowledges that there is no obligation on the part of the Company to continue the Plan and/or grant any additional Awards. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant's normal or expected compensation, and in no way represents any portion of a Participant's salary, compensation, or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose. The Company and its Subsidiaries and Affiliates reserve the right to terminate the service of any person at any time, and for any reason, subject to applicable laws and such person's written employment agreement (if any), and such terminated person shall be deemed irrevocably to have waived any claim to damages or specific performance for breach of contract or dismissal, compensation for loss of office, tort or otherwise with respect to the Plan or any outstanding Award that is forfeited and/or is terminated by its terms or to any future Award.

10.3   Successors

All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

10.4   Beneficiary Designations.

If permitted by the Committee, a Participant under the Plan may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any vested benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate and, subject to the terms of the Plan and of the applicable Award Agreement, any unexercised vested Award may be exercised by the administrator or executor of the Participant's estate.

10.5   Limited Transferability of Awards

No Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the limited extent provided in Section 10.4. All rights with respect to an Award granted to a Participant shall be available during his or her lifetime only to the Participant. Notwithstanding the foregoing, a Participant may, if the Committee (in its discretion) so permits, transfer an Award granted on or after January 24, 2006, to an individual or entity other than the Company. Any such transfer shall be made in accordance with such procedures as the Committee may specify from time to time.

10.6   No Rights as Stockholder

Except to the limited extent provided in Sections 8.6 and 8.7, no Participant (nor any beneficiary) shall have any of the rights or privileges of a stockholder of the Company with respect to any Shares issuable pursuant to an Award (or exercise thereof), unless and until certificates (which may be in book entry form) representing such Shares shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant (or beneficiary).

10.7   Withholding Requirements

Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), or at such earlier time as the Tax Obligations are due, the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all Tax Obligations. Notwithstanding any contrary provision of the Plan, if a Participant fails to remit to the Company the amount of such Tax Obligations within the time period specified by the Committee (in its discretion), the Participant's Award may, in the Committee's discretion, be forfeited and in such case the Participant shall not receive any of the Shares covered by such Award.

10.8   Withholding Arrangements

The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit or require a Participant to satisfy Tax Obligations, in whole or in part by (a) having the Company withhold otherwise deliverable Shares, or (b) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required to be withheld or remitted which have been held for such period of time required to avoid adverse accounting consequences. The amount of the Tax Obligations shall be deemed to include any amount which the Committee agrees may be withheld at the time the election is made, and to the extent necessary to avoid adverse accounting consequences not to exceed the amount determined by using the minimum federal, state, local or foreign jurisdiction statutory withholding rates applicable to the Participant with respect to the Award on the date that the amount of tax or social insurance liability to be withheld or remitted is to be determined. Except as otherwise determined by the Committee, the Fair Market Value of the Shares to be withheld or delivered shall be determined as of the date that the Tax Obligations are required to be withheld or remitted.

10.9   Deferrals

The Committee, in its sole discretion, may permit a Participant to defer receipt of the payment of cash or the delivery of Shares that would otherwise be delivered to a Participant under the Plan. In the event of such a deferral, the Committee, in its discretion, may provide that the settlement of Dividend Equivalents attributable thereto shall be also deferred until such time as the Award will be settled in accordance with the Participant's deferral election. Any such deferral election shall be subject to such rules and procedures as shall be determined by the Committee in its sole discretion, which rules and procedures shall comply with the requirements of Code Section 409A, unless otherwise determined by the Committee.

10.10   Elections by Nonemployee Directors

Pursuant to such procedures as the Committee (in its discretion) may adopt from time to time, each Nonemployee Director may elect to forego receipt of all or a portion of the annual retainer, committee fees and meeting fees otherwise due to the Nonemployee Director in exchange for Shares or Stock Units. The number of Shares or Stock Units received by any Nonemployee Director shall equal the amount of foregone compensation divided by the Fair Market Value of a Share on the date the compensation otherwise would have been paid to the Nonemployee Director, rounded up to the nearest whole number of Shares. The procedures adopted by the Committee for elections under this Section 10.10 shall be designed to ensure that any such election by a Nonemployee Director will not disqualify him or her as a "non-employee director" under Rule 16b-3. Unless otherwise determined by the Committee, the elections permitted under this Section 10.10 shall comply with Code Section 409A or an exemption therefrom.

10.11   Fractional Shares

The Company shall not be required to issue any fractional Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement thereof in cash.

10.12   Code Section 409A

Unless otherwise determined by the Committee, each Award shall comply with Code Section 409A or an exemption therefrom, and the Committee shall comply with Code Section 409A in establishing the rules and procedures applicable to deferrals in accordance with Section 10 and taking or permitting such other actions under the terms of the Plan that would otherwise result in a deferral of compensation subject to Code Section 409A.

10.13   Recoupment of Awards

Awards are subject to recoupment in accordance with any Applicable Law and any recoupment policy, arrangement or agreement adopted by the Company from time to time.

SECTION 11
AMENDMENT AND TERMINATION

11.1 Amendment, Suspension, or Termination

The Board, in its sole discretion, may amend, suspend or terminate the Plan, or any part thereof, at any time and for any reason. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws. The amendment, suspension, or termination of the Plan shall not, without the consent of the Participant, materially and adversely alter or impair any rights or obligations under any Award theretofore granted to such Participant. No Award may be granted during any period of suspension or after termination of the Plan.

SECTION 12
CHANGE IN CONTROL

12.1 Effect of Change in Control on Options and SARs

Except as set forth in an applicable Award Agreement and subject to Code Section 409A, in the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the "Acquiror"), may, without the consent of any Participant, either assume or continue the Company's rights and obligations under outstanding Options or SARs or substitute for outstanding Options or SARs substantially equivalent options or SARs covering the Acquiror's stock. Except as set forth in an applicable Award Agreement and subject to Code Section 409A, any Options or SARs which are neither assumed, continued or substituted by the Acquiror in connection with the Change in Control nor exercised as of the Change in Control shall, contingent on the Change in Control, become fully vested and exercisable immediately prior to the Change in Control. Options and SARs which are assumed or continued in connection with a Change in Control shall be subject to such additional accelerated vesting and/or exercisability as the Board may determine, if any.

12.2 Effect of Change in Control on Other Awards

Except as set forth in an applicable Award Agreement and subject to Code Section 409A, in the event of a Change in Control, the Acquiror may, without the consent of any Participant, either assume or continue the Company's rights and obligations under outstanding Awards other than Options or SARs or substitute for such Awards substantially equivalent Awards covering the Acquiror's stock. Except as set forth in an applicable Award Agreement and subject to Code Section 409A, any such Awards which are neither assumed, continued or substituted by the Acquiror in connection with the Change in Control shall, contingent on the Change in Control, become fully vested. Awards which are assumed or continued in connection with a Change in Control shall be subject to such additional accelerated vesting or lapse of restrictions as the Board may determine, if any.

12.3 For purposes of the Plan, except as set forth in an applicable Award Agreement and subject to Code Section 409A, "Change in Control" means the consummation of one or more of the following events:

(i) any "person" (as such term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act")) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding Voting Stock (as defined below in this Section 12.3) of the Company; provided, however, that a "Change in Control" shall not be deemed to occur solely as the result of the acquisition by Doris F. Fisher, John J. Fisher, William Fisher and/or Robert R. Fisher (collectively, the "Fishers") and the Permitted Designees (as defined below in this Section 12.3) of shares representing in the aggregate more than 50% but less than 75% of the combined voting power of the then outstanding Voting Stock of the Company;

(ii) the Company consolidates with or merges into any other corporation, any other corporation merges into the Company, or the Company effects a share exchange or the Company conveys, sells, transfers or leases all or substantially all (more than 75%) of its assets (other than to one or more of its wholly-owned subsidiaries), and, in the case of any such consolidation, merger or share exchange transaction, the outstanding Common Stock of the Company is reclassified into or exchanged for any other property or securities, unless the shareholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding Voting Stock of the entity resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock of the Company immediately before such transaction, or unless such transaction is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of Common Stock;

(iii) the Company or the Company and its subsidiaries, taken as a whole, sells, assigns, conveys, transfers or leases all or substantially all (more than 75%) of the assets of the Company or of the Company and its subsidiaries, taken as a whole over a 12-month period, as applicable (other than to one or more wholly-owned subsidiaries of the Company); or

(iv) any time the Continuing Directors (as defined below in this Section 12.3) do not constitute a majority of the Board (or, if applicable, a successor entity to the Company).

For purposes of the above definition of Change in Control, "Continuing Directors" means, as of any date of determination, any member of the Board who (A) was a member of such Board on May 17, 2016 (the "Original Directors") or (B) was appointed, nominated for election, or elected to such Board with the approval of a majority of the Original Directors or Continuing Directors who were members of such Board at the time of such nomination or election.

For purposes of the above definition of Change-in-Control, "Permitted Designees" means (i) a spouse or lineal descendent by blood or adoption of any of the Fishers; (ii) trusts solely for the benefit of any of the Fishers, one or more charitable foundations, institutions or entities or any of the individuals referred to in clause (i); (iii) in the event of the death of a Fisher, his or her estate, heirs, executor, administrator, committee or other personal representative; or (iv) any Person (as defined below in this Section 12.3) so long as any of the Fishers or any of the individuals referred to in clause (i) are the sole beneficial owners of more than 50% of the Voting Stock of such Person and constitute a majority of the board of directors of such Person, in the case of a corporation, or of the individuals exercising similar functions, in the case of an entity other than a corporation.

For purposes of the above definition of Change in Control, "Person" means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization, limited liability company or government or any agency or political subdivision thereof.

For purposes of the above definition of Change in Control, "Voting Stock" means all classes of capital stock (shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of the applicable entity, but excluding any debt securities convertible into such equity) of the applicable Person then outstanding and normally entitled to vote in the election of directors.

SECTION 13
LEGAL CONSTRUCTION

13.1   Gender and Number

Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

13.2   Severability

In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

13.3   Requirements of Law

The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

13.4   Securities Law Compliance

With respect to Section 16 Persons, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3. To the extent any provision of the Plan, Award Agreement or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

13.5   Governing Law

The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of California (with the exception of its conflict of laws provisions).

13.6   Captions

Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

Gap Inc.



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